International Bank for Reconstruction and

Development

Management’s Discussion & Analysis

and

Financial Statements

June 30, 2022

This Management’s Discussion and Analysis (MD&A) discusses the financial results of the International Bank for Reconstruction and Development (IBRD) for the fiscal year ended June 30, 2022 (FY22). IBRD undertakes no obligation to update any forward-looking statements. Certain reclassifications of prior years’ information have been made to conform with the current year’s presentation. For discussion of IBRD’s financial results for the year ended June 30, 2021, as compared to the year ended June 30, 2020, see Section III – Financial Results in IBRD’s MD&A and Financial Statements for the fiscal year ended June 30, 2021. For information relating to IBRD’s development operations’ results and corporate performance, refer to the World Bank Corporate Scorecard and Sustainability Review.

Box 1: Selected Financial Data

In millions of U.S. dollars, except ratios which are in percentages

	As of and for the fiscal years ended June 30
	2022	2021	2020
Lending Highlights (Section IV)
Net commitments [a]	$33,072	$30,523	$27,976
Gross disbursements	28,168	23,691	20,238
Net disbursements	14,876	13,590	10,622

Income Statement (Section III)
Board of Governors-approved and other transfers	$(354)	$(411)	$(340)
Net income (loss)	3,990	2,039	(42)

Balance Sheet
Total assets	$317,542	$317,301	$296,804
Net investment portfolio (Section VI)	82,057	85,831	82,485
Net loans outstanding (Section IV)	227,092	218,799	202,158
Borrowing portfolio [b] (Section VII)	256,909	253,656	237,231
Total equity	55,320	48,078	40,387

Non-GAAP Measures:
Allocable Income (Section III)
Allocable income	$806	$1,248	$1,381
Allocated as follows:
General Reserve [c]	589	874	950
International Development Association	117	274	—
Surplus	100	100	431 [d]

Usable Equity e f (Section VIII)	$50,481	$49,997	$47,138

Equity-to-loans ratio [g] (See Section IX)	22.0%	22.6%	22.8%

a.

Amounts include guarantee commitments and guarantee facilities that have been approved by the Executive Directors (referred to as “the Board” in this document) and are net of full terminations and cancellations relating to commitments approved in the same fiscal year.

b.	Includes associated derivatives.
c.	The June 30, 2022 amount represents the transfer to the General Reserve from FY22 net income, which was approved by the Board on August 4, 2022.
d.	On January 25, 2021, the Board of Governors approved a transfer of $331 million to IDA from Surplus, which was made on February 1, 2021.
e.	Excludes amounts associated with unrealized mark-to-market gains/losses on non-trading portfolios, net and related cumulative translation adjustments.
f.	As defined in Table 28: Usable Equity. Usable Equity includes the transfer to the General Reserve from FY22 net income, which was approved by the Board on August 4, 2022.
g.	As defined in Table 29: Equity-to-Loans Ratio.

Section I: Executive Summary

With its many years of experience and its depth of knowledge in the international development arena, IBRD plays a key role in achieving the World Bank Group’s (WBG1) goal of helping countries achieve better development outcomes. IBRD contributes to both the WBG’s twin goals of ending extreme poverty and promoting shared prosperity, and to the Forward Look2, by providing countries with loans, advisory services and analytical support.

IBRD and its affiliated organizations seek to help countries achieve improvements in growth, job creation, poverty reduction, governance, the environment, climate adaptation and resilience, human capital, infrastructure and debt transparency, among others. To meet its development goals, the WBG has been increasing its focus on country programs in order to improve growth and development outcomes. Further, in response to the ongoing coronavirus disease (COVID-19) pandemic and other geopolitical events, IBRD continues to work in solidarity with partners at global and country levels to support its borrowing countries.

Further, the last fiscal year brought new challenges to the global outlook – high inflation and the rise in food insecurity that came on top of growing inequality, global fragility, the coronavirus disease (COVID-19) pandemic and other geopolitical events, rising debt, and macroeconomic imbalances. In response, IBRD, as part of the WBG efforts, continues to work with partners at global and country levels to support its borrowing countries in addressing the impact of these multiple crises, to enhance resilience, and lay the groundwork for rebuilding better. The responses all remain in compliance with IBRD’s existing financial, operational and risk management policies.

[1]

The other WBG institutions are the International Development Association (IDA), the International Finance Corporation (IFC), the Multilateral Investment Guarantee Agency (MIGA), and the International Centre for Settlement of Investment Disputes (ICSID). The World Bank consists of IBRD and IDA.

[2]

The Forward Look: A Vision for the WBG in 2030, describes how the WBG will deliver on its twin goals and its three priorities of sustainable and inclusive growth, human capital, and resilience. The Forward Look rests on four pillars: serving all clients; mobilizing resources for development and creating markets; leading on global issues; and improving the business model.

Summary Financial Results

Net Income

IBRD recorded net income of $3,990 million for the fiscal year ended June 30, 2022, an increase of $1,951 million, compared with net income of $2,039 million for the fiscal year ended June 30, 2021. The increase in FY22 was largely due to higher unrealized mark-to-market gains on IBRD’s non-trading portfolios compared to FY21, primarily from derivatives in the loan portfolio. Given IBRD’s intention to maintain its non-trading portfolio positions to maturity, unrealized mark-to-market gains and losses are not included in IBRD’s allocable income.

Allocable Income

Allocable income is the measure IBRD uses for making net income allocation decisions. For the fiscal year ended June 30, 2022, allocable income was $806 million, compared with $1,248 million for the fiscal year ended June 30, 2021. The decrease in allocable income was mainly due to higher provision for losses on loans and other exposures, primarily reflecting the increase in the loss given default (severity) due to the increase in the implied forward interest rates during the year (See Section III).

In millions of U.S. dollars

Lending Operations

IBRD’s lending operations during the fiscal year ended June 30, 2022 provided $33.1 billion of net commitments, the highest annual amount in a decade, and $28.2 billion of gross loan disbursements. Net disbursements of $14.9 billion were the key driver for the increase in net loans outstanding, from $218.8 billion at the end of the fiscal year ended June 30, 2021, to $227.1 billion at the end of the fiscal year ended June 30, 2022.

In billions of U.S. dollars

Net commitments were $2.6 billion higher compared with FY21 (Table 9), reflecting continued support for COVID-19 related efforts, including $3.3 billion of financing for COVID-19 vaccines. The regions with the largest share of commitments during FY22 were Latin America and the Caribbean with 28% and Europe and Central Asia with 18%.

Net Investment Portfolio

IBRD’s net investment portfolio decreased by $3.7 billion, from $85.8 billion as of June 30, 2021, to $82.1 billion as of June 30, 2022. The investments remain concentrated in the upper end of the credit spectrum, with 77% rated AA or above (Table 30), reflecting IBRD’s objective of principal protection and its preference for high-quality investments.

In billions of U.S. dollars

Borrowing Portfolio

As of June 30, 2022, the borrowings portfolio was $256.9 billion, $3.2 billion higher than June 30, 2021. The increase was mainly due to net new debt issuances that financed development and lending operations and satisfied liquidity requirements. The debt issuances were highly diversified in terms of investor types and location, with an average maturity of 7.6 years.

In billions of U.S. dollars

Equity-to-Loans Ratio

The Equity-to-Loans ratio was 22.0% as of June 30, 2022, above the policy minimum of 20%. It was lower compared with 22.6% as of June 30, 2021, as the increase in the loan and other exposures outpaced the increase in usable equity. In line with IBRD’s currency management policy, exchange rate movements during the year did not have an impact on IBRD’s equity-to-loans ratio.

In FY22, IBRD received $1.3 billion of paid-in capital subscribed under the 2018 General and Selective Capital Increases (GCI and SCI), bringing the cumulative amounts received to $4.0 billion, 54% of the total amount expected over the subscription period.

Ratio in percentages

Section II: Overview

Introduction

IBRD, an international organization owned by its 189-member countries, is one of the five institutions of the WBG. Each institution is legally and financially independent, with separate assets and liabilities. IBRD is not liable for the obligations of the other institutions.

IBRD is a multilateral development bank that combines knowledge services and financing with a global reach. IBRD’s value derives from its ability to help eligible borrowing members address their development challenges and meet their rising demand for innovative products. IBRD provides loans, guarantees, and other financial products for development-focused projects and programs to creditworthy middle-income and lower-income countries to support sustainable development. By operating across a full range of country clients, IBRD maintains a depth of development knowledge, uses its convening power to promote development and advance the global public goods agenda, and coordinates responses to regional and global challenges.

Member countries use IBRD’s technical advice and analysis and convening power to develop or implement better policies, programs, and reforms that help sustain development over the long term. The products delivered range from development data, to reports in key social economic and social issues at the local, country, regional and global levels. The products also include knowledge-sharing workshops focused on local issues, to flagship events and fora to address the most pressing global development challenges.

Presentation

This document provides management’s discussion and analysis of the financial condition and results of operations for IBRD for the fiscal year ended June 30, 2022. At the end of this document there is a Glossary of Terms and a list of Abbreviations and Acronyms. Certain reclassifications of prior years’ information have been made to conform to the current year’s presentation.

Financial Business Model

IBRD’s objective is not to maximize profits, but to earn adequate income to ensure that it has the long-term financial capacity necessary to support its development activities. IBRD seeks to generate sufficient revenue to finance its operations as well as to be able to set aside funds in reserves to strengthen its financial position.

It also seeks to provide support to IDA and trust funds via income transfers for other developmental purposes.

IBRD’s financial strength rests on the support it receives from its shareholders, and on its array of financial policies and practices. Shareholder support for IBRD is reflected in the capital backing it continues to receive from its members and in the record of its borrowing member countries in meeting their debt service obligations to IBRD. Sound financial and risk management policies and practices have enabled IBRD to maintain adequate capital, diversify its funding sources, hold a portfolio of liquid investments to meet its financial commitments, and limit its risks, including credit and market risks.

IBRD offers its borrowers, in creditworthy middle-income and lower-income countries, long-term loans with maturities up to 35 years. Borrowers may customize their repayment terms to meet their debt management or project needs, and loans have fixed or variable spread terms in multiple currencies. Effective April 1, 2021, IBRD’s offering of loans on fixed spread terms has been suspended in the context of the global markets’ transition away from the London Interbank Offer Rate (LIBOR). Borrowers have generally preferred loans denominated in U.S dollars and euros. IBRD also supports its borrowers by providing access to risk management products such as derivative instruments, including currency and interest rate swaps and interest rate caps and collars.

To meet its development goals, IBRD intermediates funds for lending from the international capital markets. IBRD’s loans are financed through its equity, and from borrowings raised in the capital markets. IBRD is rated triple-A by the major rating agencies and its bonds are viewed as high-quality securities by investors. IBRD’s funding strategy is aimed at achieving the best long-term value on a sustainable basis for its borrowing members. This strategy has enabled IBRD to borrow at favorable market terms and pass the savings on to its borrowing members. IBRD’s annual funding volumes vary from year to year, and funds raised are used to finance IBRD’s development projects and programs in member countries. Funds not deployed for lending are maintained in IBRD’s investment portfolio to supply liquidity for its operations. Figure 1 below illustrates IBRD’s financial business model.

Figure 1: IBRD’s Financial Business Model

IBRD uses derivatives to manage its exposure to various market risks from the above activities. These are used to align the interest and currency composition of its assets (loan and investment trading portfolios) with that of its liabilities (borrowing portfolio), and to stabilize earnings on the portion of the loan portfolio funded by equity. See Section IX: Risk Management for additional details on how IBRD uses derivatives.

Management believes that these risk management strategies, taken together, effectively manage market risk in IBRD’s operations from an economic perspective. However, these strategies entail the use of derivatives, which introduce the potential for volatility in net income through unrealized mark-to-market gains and losses (particularly given the long-term nature of some of IBRD’s assets and liabilities). Accordingly, management makes decisions on income allocation without reference to unrealized mark-to-market gains and losses on risk management instruments in the non-trading portfolios – see Basis of Reporting – Allocable Income.

Financial Performance

IBRD’s primary sources of revenue are from loans and investments, both net of funding costs (see Figure 2). These revenues cover administrative expenses, provisions for losses on loans and other exposures3 (LLP), as well as transfers to Reserves, Surplus, and for other development purposes, including transfers to IDA.

In addition, other development activities generate non-interest revenue that is classified as Revenue from externally funded activities. These external funds include trust funds, reimbursable funds and revenues from fee-based services to member countries. Noninterest revenue from externally funded activities provides additional capacity to support the development needs of client countries.

[3]	Other exposures include deferred drawdown options (DDO), irrevocable commitments, exposures to member countries’ derivatives and guarantees.

Figure 2: Sources and Uses of Revenue

Basis of Reporting

Audited Financial Statements

IBRD’s financial statements conform with accounting principles generally accepted in the United States of America (U.S. GAAP). All financial instruments in the investment and borrowing portfolios and all other derivatives are reported at fair value, with changes in fair value reported in the Statement of Income, except for changes in IBRD’s own credit, which are reflected in Other Comprehensive Income. IBRD’s loans are reported at amortized cost, except for loans with embedded derivatives, if any, which are reported at fair value. Management uses net income as the basis for deriving allocable income, as discussed below.

Allocable Income

IBRD’s Articles of Agreement (the Articles) require that the Governors determine the allocation of income at the end of every fiscal year. Allocable income, which is a non-GAAP financial measure, is an internal management measure that reflects income available for allocation. IBRD defines allocable income as net income after certain adjustments, that are approved by the Board at the end of every fiscal year. These adjustments primarily relate to unrealized mark-to-market gains and losses associated with its non-trading portfolios, as well as the expenses for Board of Governors-approved and other transfers, which primarily relate to the allocation of the prior year’s net income.

See Financial Results Section (Section III) for details of the adjustments to reported net income to calculate allocable income.

The volatility in IBRD’s reported net income is usually driven by the unrealized mark-to-market gains and losses on the derivative instruments in IBRD’s non-trading portfolios: loans, borrowings, and other asset/liability management (ALM). IBRD’s risk management strategy entails the use of derivatives to manage market risk. These derivatives are primarily used to align the interest rate and currency bases of its assets and liabilities. IBRD has elected not to designate any hedging relationships for accounting purposes. Rather, all derivative instruments are reported at fair value on the Balance Sheet, with changes in fair values accounted for through the Statement of Income.

In line with its financial risk management policies, for the non-trading portfolios, unrealized gains and losses from instruments carried at fair value (borrowings and associated derivatives, and derivatives in the loan and other ALM portfolios) are excluded from allocable income.

For the trading portfolio (investment portfolio), allocable income generally includes both realized and unrealized mark-to-market gains and losses. In some cases, the unrealized mark-to-market gains and losses on certain trades are excluded from allocable income when the hedged item is a physical asset held at amortized cost.

Section III: Financial Results

Financial Results and Portfolio Performance

The following is a discussion of the key drivers of IBRD’s financial performance, including a reconciliation between IBRD’s net income and allocable income.

Table 1: Condensed Statement of Income

In millions of U.S. dollars

For the fiscal year ended June 30,	2022	2021	Impact on income Decrease / Increase
Revenue on interest earning assets, net of funding costs
Loan interest revenue, net	$1,892	$1,754
Other ALM derivatives, net	583	604
Investment revenue, net [a]	(3)	86

Total revenue on interest earning assets, net	$2,472	$2,444

Provision for losses on loans and other exposures [b]	(562)	(147)
Net non-interest expenses (Table 5)	(1,455)	(1,384)
Pension cost, other than service cost (Table 5)	280	(11)
Net other revenue (Table 4)	103	295
Board of Governors-approved and other transfers	(354)	(411)
Non-functional currency translation adjustments gains, net [c]	150	35
Unrealized mark-to-market gains on non- trading portfolios, net [d] (Table 7)	3,356	1,218

Net income	$3,990	$2,039

Adjustments to reconcile net income to allocable income:
Pension [e] and other adjustments (Table 8)	(32)	51
Board of Governors-approved and other transfers	354	411
Non-functional currency translation adjustments gains, net [c]	(150)	(35)
Unrealized mark-to-market (gains) on non- trading portfolios, net [d]	(3,356)	(1,218)

Allocable Income	$806	$1,248

a.

Includes unrealized mark-to-market losses on the Investments-Trading portfolio of $21 million in FY22 (unrealized mark-to-market gains of $62 million for FY21) and excludes Post-Employment Benefit Plan (PEBP) and Post-Retirement Contribution Reserve Fund (PCRF) losses of $33 million in FY22 ($168 million gains for FY21) reported in Net other revenue (Table 4).

b.	Includes changes on recoverable asset relating to Guarantee received under the Exposure Exchange Agreements (EEAs).
c.	Translation adjustments relating to assets and liabilities denominated in non-functional currencies.
d.	Adjusted to exclude amounts reclassified to realized gains (losses).
e.	Adjustment to pension accounting expense to arrive at pension plan contributions. Pension plan and PCRF contributions were $250 million in FY22 and $245 million in FY21.

IBRD’s principal assets are its loans to member countries. These are financed by IBRD’s equity and borrowings from the capital markets.

Table 2: Condensed Balance Sheet

In millions of U.S. dollars

As of June 30,	2022	2021	Decrease / Increase
Investments and due from banks	$82,299	$90,251
Net loans outstanding [a]	227,092	218,799
Derivative Assets, net	804	3,355
Other assets	7,347	4,896

Total Assets	$317,542	$317,301

Borrowings	235,173	260,076
Derivative Liabilities, net	20,041	1,222
Other liabilities	7,008	7,925
Equity	55,320	48,078

Total Liabilities and Equity	$317,542	$317,301

a.	The fair value of IBRD’s loans was $225,046 million as of June 30, 2022 ($223,687 million – June 30, 2021).

The main drivers of the change in the Balance sheet items are: 1) decrease in investments and due from banks primarily from translation adjustment losses and the reduction in cash collateral balances, 2) increase in net loans outstanding due to net loan disbursements, partially offset by translation adjustment losses, and 3) decrease in borrowings from mark-to-market gains as a result of the increase in interest rates, with offsetting losses on derivatives that decreased derivative assets and increased derivative liabilities.

Net Income

IBRD’s net income was $3,990 million in FY22, compared with net income of $2,039 million in FY21. The increase was primarily due to net unrealized mark-to-market gains on the loan-related derivatives of $5,988 million in FY22 compared to gains of $2,415 million in FY21. The gains in both years were mainly driven by the increase in interest rates, with a greater increase and resultant gains in FY22 (see Table 1 and Notes to Financial Statements, Note L: Fair Value Disclosures, Table L11).

Results from Lending activities

Loan Interest Revenue, net

Under IBRD’s pricing policy, the lending rates for all of IBRD’s loans are based on the underlying cost of the borrowings funding these loans. After the effect of related derivatives (see Figure 24 and Figure 25), the loan and borrowing portfolios are based on variable interest rates, and the portion of the loan portfolio funded by equity is sensitive to changes in short-term interest rates.

Figure 3: Loan interest revenue and funding cost (including derivatives) In millions of U.S. dollars	Figure 4: Loan interest revenue, net In millions of U.S. dollars

The increase in IBRD’s loan interest revenue and corresponding increase in the loan funding cost in FY22 compared to FY21 (Figure 3) was primarily due to the increase in the average balance of the loan and borrowing portfolios.

IBRD’s FY22 loan interest revenue, net of funding costs was $1,892 million, an increase of $138 million compared with $1,754 million in FY21. The increase was primarily due to the higher average balance, as well as the impact of the pricing measures previously adopted.

Other ALM derivatives moderate the impact of interest rate changes on the portion of the loan portfolio that is sensitive to interest rate movements, thereby stabilizing the net interest revenue earned from these loans (see Figure 4). Other ALM derivatives comprise interest rate swaps which are used to convert the variable rate cash flows from these loans to fixed rate cash flows. The combined effect of the decrease in interest revenue from Other ALM derivatives, net of $21 million and the increase in loan interest revenue, net of $138 million from FY21 to FY22, resulted in a total increase in net loan interest revenue of $117 million.

Provision for losses on loans and other exposures

During FY22, IBRD recorded a provision for losses on loans and other exposures of $562 million, $415 million higher than the same period in FY21, primarily reflecting the increase in the loss given default (severity) due to the increase in the implied forward interest rates during the year. The severity reflects the expected losses from delays in receiving interest payments since IBRD does not charge for overdue interest. As the majority of IBRD’s loans carry a variable interest rate, increases in forward interest rates increase the expected losses that are recorded through the provision for losses on loans and other exposures in the statement of income.

Table 3: Change in Net Loans Outstanding In millions of U.S. dollars		Figure 5: Net Loans Outstanding In billions of U.S. dollars
Net Loans outstanding as of June 30, 2021	$218,799
Activity during the period:
Gross loan disbursements	28,168
Loan repayments	(13,292)
Change in accumulated provision for loan losses [a]	(509)
Change in deferred loan income	(29)
Translation adjustments	(6,045)

Total activity	$8,293

Net Loans outstanding as of June 30, 2022	$227,092

a. See Notes to Financial Statements, Note D: Loans and Other Exposures.

As of June 30, 2022, IBRD’s net loans outstanding totaled $227.1 billion, $8.3 billion or 4% higher than June 30, 2021 (see Figure 5). The increase was mainly attributable to $14.9 billion of net loan disbursements in FY22, partially offset by currency translation loss of $6.0 billion, primarily due to the 12.5% depreciation of the euro against the U.S. dollar during the year.

Gross disbursements were $28.2 billion, 19% higher compared to FY21, primarily due to higher disbursements for Investment Project Financing (IPF) operations.

Results from Investing activities

Investment Portfolio

IBRD’s net investment portfolio was $82.1 billion as of June 30, 2022 ($85.8 billion as of June 30, 2021). Of this amount $78.8 billion related to the liquid asset portfolio ($82.8 billion as of June 30, 2021). See Note C: Investments in the Notes to the Financial Statements. The decreased level of liquidity reflects the lower debt service requirements and higher loan disbursements during the year (see Section VI).

Net Investment Revenue

During FY22, IBRD’s net investment revenue decreased by $89 million, compared to FY21. This was mainly due to the unrealized mark-to market losses in FY22 compared to unrealized mark-to-market gains in FY21. The impact of the increase in interest rates drove the unrealized mark-to-market losses in FY22, while FY21 saw a decline in interest rates.

Figure 6: Net Investment Portfolio In billions of U.S. dollars	Figure 7: Investment Revenue, net In millions of U.S. dollars

Results from Borrowing Activities

As of June 30, 2022, the borrowing portfolio was $256.9 billion, $3.2 billion higher than June 30, 2021 (see Note E: Borrowings in the Notes to the Financial Statements). The increase was primarily due to new net short-term debt issuances during the year. New issuances of medium-and long-term debt of $40.8 billion during the year (Table 24) were highly diversified by currencies, with an average maturity of 7.6 years. The decrease in medium-and long-term debt issuances in FY22 is primarily due to lower debt servicing and refinancing requirements.

Figure 8: Borrowing Portfolio (original maturities) In billions of U.S. dollars

Net Other Revenue

Net other revenue represents certain non-interest sources of revenue, which was lower by $192 million during FY22. The decrease was mainly due to lower investment earnings from the PEBP and PCRF holdings, consistent with prevailing market conditions.

Table 4: Net Other Revenue

In millions of U.S. dollars

For the fiscal year ended June 30,	2022	2021	Variance
Loan commitment fees	$126	$115	$11
Guarantee fees	14	14	—
Net Earnings from Post-Employment Benefit Plan (PEBP) and Post-Retirement Contribution Reserve Fund (PCRF)	(33)	168	(201)
PEF and PAF [a]	(5)	(6)	1
Others	1	4	(3)

Net other revenue (Table 1)	$103	$295	$(192)

a.

Amounts are fully offset by fair value changes in trades (facing counterparties) related to the Pandemic Emergency Financing Facility (PEF) and Pilot Auction Facility for Methane and Climate Change Mitigation (PAF), which are included in Unrealized mark-to market gains/(losses) on non-trading portfolios, net (Table 1). All PEF and PAF trades matured as of June 30, 2022.

Net Non-Interest Expenses

As shown in Table 5, IBRD’s net non-interest expenses primarily comprise administrative expenses, net of revenue from externally funded activities. IBRD/IDA’s administrative budget is a single resource envelope that funds the combined work programs of IBRD and IDA. The allocation of net administrative expenses between IBRD and IDA is based on an agreed cost and revenue sharing methodology, approved by their Boards, which is primarily driven by the relative level of lending, knowledge services, and other services between these two institutions. The administrative expenses shown in Table 5 include costs related to IBRD-executed trust funds and other externally funded activities.

On a GAAP basis, net non-interest expenses in FY22 decreased by $220 million compared to FY21. This is primarily due to the decrease in pension costs, mainly driven by the higher return on plan assets in FY21, which resulted in lower amortization of unrecognized actuarial losses in FY22.

Figure 9: Net Non-Interest Expenses (GAAP basis) In millions of U.S. dollars

IBRD’s net non-interest expenses for allocable income purposes were $1,245 million in FY22 compared to $1,182 million in FY21, an increase of $63 million. FY21’s net non-interest expenses were significantly impacted by COVID-related restrictions. FY22’s increase was driven by higher travel expenses due to the gradual easing of COVID-related travel restrictions/office closures, inflationary cost pressures, acceleration of work programs from the high level of lending activities during the year as well as additional support and engagement in FCV countries to address the growing needs and the increase in conflict situations. As a result, travel costs increased by $47 million but are still less than what they were before the COVID pandemic, approximately 33% of FY19 costs. The cost of operating in FCV countries also affected expenses including costs associated with evacuations and security in dangerous situations.

IBRD monitors its net administrative expenses as a percentage of its loan spread revenue (Box 2) and certain fee revenue, using an efficiency measure referred to as the Budget Anchor. In FY22, IBRD’s Budget Anchor was 65.4%, a decline of 0.3 percentage point compared with 65.7% in FY21. The decline was due to increase in loan spread revenue partially offset by an increase in net non-interest expenses during the year due to the gradual easing of COVID related travel restrictions/office closures and acceleration of work programs in FY22 compared to FY21 (see Table 6 and Figure 10 for details of the Budget Anchor components).

Table 5: Net Non-Interest Expenses

In millions of U.S. dollars

For the fiscal year ended June 30,	2022	2021	Variance
Administrative expenses
Staff costs	$1,003	$1,006	$(3)
Travel	60	13	47
Consultant fees and contractual services	490	473	17
Pension and other post-retirement benefits [a]	451	441	10
Communications and Technology	73	63	10
Premises and equipment	128	123	5
Other expenses	20	23	(3)

Total administrative expenses	$2,225	$2,142	$83

Grant Making Facilities (See Section V)	17	18	(1)
Revenue from externally funded activities (See Section V)
Reimbursable revenue – IBRD executed trust funds	(494)	(470)	(24)
Reimbursable advisory services	(47)	(53)	6
Revenue - Trust fund administration	(50)	(44)	(6)
Restricted revenue (primarily externally financed outputs)	(4)	(18)	14
Revenue - Asset management services	(18)	(18)	—
Other revenue	(174)	(173)	(1)

Total Revenue from externally funded activities	(787)	(776)	(11)

Net non-interest expenses (Table 1)	$1,455	$1,384	$71

Pension cost, other than service cost [b] (Table 1)	(280)	11	(291)

Net non-interest expenses - GAAP basis	$1,175	$1,395	$(220)

Adjustments to arrive at net non-interest expenses - allocable income basis
Pension, EFO and RAMP adjustments [c]	70	(213)	283

Net non-interest expenses - Allocable income basis	$1,245	$1,182	$63

a.	Represents the service cost component of net periodic pension cost. See Notes to Financial Statements, Note J: Pension and Other Post-Retirement Benefits.
b.	Amount is included in Other Non-interest expenses in the Condensed Statement of Income (see Table 1).
c.	Adjustments are included in the Pension and other adjustments line in Table 1. RAMP adjustment applies from FY22 prospectively.

Table 6: Budget Anchor Ratio

In millions of U.S. dollars

For the fiscal year ended June 30,	2022	2021	Variance
Total net Non-Interest Expenses (From Table 5)	$1,175	$1,395	$(220)
Pension adjustment (From Table 8) [a]	79	(207)	286
RAMP adjustment [a]	7	—	7
EFO adjustment [a]	(16)	(6)	(10)

Net administrative expenses - for Budget Anchor	$1,245	$1,182	$63

Loan spread revenue, net	1,765	1,671	94
Loan commitment fees (From Table 4)	126	115	11
Guarantee fees (From Table 4)	14	14	—

Budget anchor revenue	$1,905	$1,800	$105

Budget Anchor	65.4%	65.7%

a.	These adjustments are made to arrive at net administrative expenses used for allocable income purposes. For more information, see Table 8 in Net Income Allocation section.

Figure 10: Budget Anchor

In millions of U.S. dollars

Unrealized mark-to-market gains and losses on non-trading portfolios

Unrealized mark-to-market gains and losses associated with the non-trading portfolios are excluded from reported net income to arrive at allocable income. As a result, from a long-term financial sustainability perspective, income allocations are generally based on amounts that have been realized (except for the Investments-Trading portfolio, as previously discussed). For FY22, $3,356 million of net unrealized mark-to-market gains ($1,218 million net unrealized mark-to-market gains in FY21) were excluded from reported net income to arrive at allocable income (see Table 1).

Table 7: Unrealized Mark-to-Market gains/losses on non-trading portfolios, net

In millions of U.S. dollars

	For the fiscal year ended June 30, 2022
	Unrealized gains (losses) [a]	Realized gains (losses)	Total
Borrowings, including related derivatives	$747	$12	$759
Loan related derivatives	5,988	6	5,994
Other asset/liability management derivatives, net	(3,392)	—	(3,392)
Client operations derivatives	8	—	8
Others, net	5	—	5

Total	$3,356	$18	$3,374

	For the fiscal year ended June 30, 2021
	Unrealized gains (losses) [a]	Realized gains (losses)	Total
Borrowings, including related derivatives	$140	$14	$154
Loan related derivatives	2,415	—	2,415
Other asset/liability management derivatives, net	(1,351)	—	(1,351)
Client operations derivatives	14	—	14

Total	$1,218	$14	$1,232

a.	Excludes amounts reclassified to realized mark-to-market gains (losses).

Loan Portfolio

Loans are reported at amortized cost, whereas the derivatives which convert the loans from fixed-rate to variable-rate instruments for asset liability management purposes, are reported at fair value. As a result, while from an economic perspective, IBRD’s loans after the effect of derivatives carry variable interest rates, and therefore have a low sensitivity to interest rates, the mark to market effect is not reflected in the reported net income. Net income includes only the unrealized mark to market gains and losses on loan related derivatives, which in FY22 was a gain of $5,988 million, primarily due to the increase in the interest rates during the year. See Section IX: Risk Management for additional details on how IBRD uses derivatives in the loan portfolio.

Borrowing Portfolio

IBRD’s bonds and the related derivatives are reported at fair value. IBRD recorded $747 million of net unrealized mark-to-market gains on IBRD’s bonds and associated derivatives for the year ended June 30, 2022. The gains on the bonds, due to the increase in interest rates, exceeded the losses on the bond-related derivatives as the bonds are more sensitive to changes in interest rates (Figure 23). The net unrealized mark-to-market gains on IBRD’s bonds exclude changes in IBRD’s own credit, referred to as the Debit Valuation Adjustment (DVA), which is recorded in Accumulated Other Comprehensive Income (AOCI). In FY22, the DVA was $582 million of unrealized mark-to-market gains, resulting mainly from the widening of IBRD’s credit spreads relative to the applicable reference rate during the year. As of June 30, 2022, IBRD’s Balance Sheet included a cumulative DVA of $364 million of mark-to-market gains reflected in AOCI (See Notes to the Financial Statements, Note L –Fair Value Disclosures).

Other ALM Portfolio

IBRD uses derivatives to stabilize its interest revenue from the portion of loans which are sensitive to changes in short-term interest rates. The Other ALM portfolio consists of derivatives which convert variable rate cash flows to fixed rate cash flows. In FY22, IBRD recorded unrealized mark-to-market losses of $3,392 million on this portfolio, primarily due to the increase in interest rates during the year. As of June 30, 2022, the duration of this portfolio was 3.4 years, within the Board established limit of 5 years.

Net Income Allocation

Net income allocation decisions are based on allocable income. Management recommends allocations out of net income to the Board at the end of each fiscal year to augment reserves and support developmental activities. As illustrated in Table 8, the key differences between allocable income and reported net income relate to unrealized mark-to-market gains and losses on IBRD’s non-trading portfolios, and expenses related to Board of Governors-approved and other transfers.

Table 8: Allocable Income

In millions of U.S. dollars

For the fiscal years ended June 30,	2022	2021
Net Income	$3,990	$2,039
Adjustments to Reconcile Net Income to Allocable Income:
Board of Governors-approved and other transfers	354	411
Non-functional currency translation adjustments gains, net [a]	(150)	(35)
Unrealized mark-to-market gains on non-trading portfolios, net [b]	(3,356)	(1,218)
Pension [c]	(79)	207
PEBP and PCRF adjustment	33	(168)
Other	14	12

Allocable Income	$806	$1,248

Recommended Allocations
General Reserve	589	874
Surplus	100	100
Transfer to IDA	117	274

Total Allocations	$806	$1,248

a.	Translation adjustments relating to assets and liabilities in non-functional currencies.
b.	Adjusted to exclude amounts reclassified to realized gains (losses).
c.	Represents the difference between the pension cost incurred and pension contributions.

All of the adjustments between reported net income and allocable income are recommended by management and approved by the Board:

Board of Governors-approved and other transfers

Board of Governors-approved and other transfers refer to the allocations recommended by the Board and approved by the Governors, as part of the prior year’s net income allocation process and subsequent decisions on uses of surplus, as well as on payments from restricted retained earnings.

Since these amounts primarily relate to allocations out of IBRD’s FY21 allocable income, Surplus, or restricted retained earnings, they are excluded from FY22 reported net income in calculating FY22 allocable income.

Non-functional currency translation adjustment gains/losses

Translation gains and losses relating to non-functional currencies are reflected in reported net income. Since these are unrealized gains/losses that relate to asset/liability positions still held by IBRD, they are excluded from reported net income to arrive at allocable income.

Unrealized mark-to-market gains/losses on non-trading portfolios

These mainly comprise unrealized mark-to-market gains and losses on the loan, borrowing, and other ALM portfolios as discussed previously.

Unrealized mark-to-market gains/losses on certain positions in the investments-trading portfolio, net

This adjustment applies to trades where the unrealized gains and losses on derivative forward contracts are recorded in the statement of income and the underlying physical assets being purchased and sold are recorded at amortized cost during the holding period. In these cases, the unrealized gains and losses on the forward contract at the end of the reporting period (if any) are excluded from net income when calculating allocable income. As of June 30, 2022, there were no active trades requiring adjustment.

Pension, PEBP and PCRF adjustments

The Pension adjustment reflects the difference between the accounting expense and IBRD’s cash contributions to the pension plans, the Post-Employment Benefit Plan (PEBP) and the Post-Retirement Contribution Reserve Fund (PCRF). It also includes investment revenue earned on pension plan, PEBP, and PCRF assets. The PCRF was established by the Board to stabilize contributions to the pension and post-retirement benefits plans. Management bases allocation decisions on IBRD’s cash contributions to the pension plans, PEBP and PCRF, rather than pension accounting expenses. In addition, Management has designated the income from these assets to meet the future needs of the pension plans. As a result, PEBP and PCRF investment revenues are excluded from allocable income.

Other Adjustments

•

Under certain arrangements (such as Externally Financed Outputs), IBRD enters into agreements with donors under which it receives grants to finance specified IBRD outputs or services. These funds may be utilized only for the purposes specified in the agreements and are, therefore, considered restricted until IBRD has fulfilled those purposes. Management excludes amounts arising from these arrangements from allocable income, because IBRD has no discretion over the use of the related funds. In line with this, the income is transferred out of restricted retained earnings and in FY22, the net balance of these restricted funds decreased by $16 million.

•

The income recognized for the right to receive reimbursement from the FIF related to the PAF for Methane and Climate Change Mitigation[4] is excluded, as this is required for the payout for the changes in market value on put options under the PAF. Therefore, it is not available for other uses. In FY22, $5 million of expense was recognized in reported net income, and thus excluded to arrive at the FY22 allocable income. The change in the market value of the put option is also excluded from reported net income to arrive at allocable income, as part of the unrealized mark-to market gains/(losses) on non-trading portfolios. All PAF trades matured during FY22.

[4]

In FY16, IBRD issued put options for methane and climate change mitigation. The PAF is a climate finance model developed by IBRD to stimulate investment in projects that reduce greenhouse gas emissions in developing countries. The PAF is a pay-for-performance mechanism which uses auctions to allocate public funds and attract private sector investment to projects that reduce methane emissions by providing a medium-term guaranteed floor price on emission rights.

•

Effective from FY22, the difference between fee revenue and expenses from the Reserve Advisory and Management Partnership (RAMP) program is excluded from the reported net income to arrive at allocable income. Under the Board-approved framework, RAMP fees are dedicated for the purpose of providing technical assistance and asset management services to external clients. Due to the potential timing mismatch between fee revenue (recognized as earned) and program expenditures (recognized when incurred), fees earned in a given fiscal year may be used to provide services in a future fiscal year. To ensure that RAMP revenues are only used for the delivery of RAMP services, and not allocated for other purposes, any difference between fee revenue and expenses from RAMP included in reported net income are excluded to arrive at allocable net income. In FY22, the difference between fee revenue and expenses from RAMP of $7 million was excluded to arrive at the FY22 allocable income.

Income Allocation

Since 1964, IBRD has made transfers to IDA from its net income, upon approval by the Board of Governors. In FY17, the Board approved a formula-based approach for determining IBRD’s transfers to IDA. The approach links transfers to IBRD’s allocable income for the year, ensuring that most allocable income is retained to grow IBRD’s reserves. In addition, as part of the commitment made under the 2018 capital package, the incremental revenue from the 2018 price increase is excluded from the formula used to calculate the amount to be transferred to IDA, and fully retained in IBRD’s reserves.

IBRD’s strong support of IDA is reflected in the $16.4 billion of cumulative income transfers it has made since IDA’s first replenishment.

Annual IDA transfer recommendations are subject to approval by the Governors as part of the net income allocation process in accordance with IBRD’s Articles. In making their decisions, Governors will continue to take the overall financial standing of IBRD into consideration.

Allocable income in FY22 was $806 million, and of this, the Board approved the allocation of $589 million to the General Reserve on August 4, 2022, and the Board recommended to IBRD’s Governors a transfer of $117 million to IDA and $100 million to Surplus.

Figure 11: FY22 Allocable Income and Income Allocation

In millions of U.S. dollars

Section IV: Lending Activities

IBRD provides financing instruments and knowledge services to middle-income and creditworthy low-income countries to reduce poverty and promote shared prosperity, while ensuring that social, environmental, and governance considerations are taken into account. Country teams with an understanding of each country’s circumstances work with clients to tailor the mix of instruments, products, and services.

Engagements with borrowing members are aligned with IBRD’s strategic priorities, including engagements that support global public goods such as climate, fragility and gender.

Projects and programs supported by IBRD are designed to achieve a positive social impact and undergo a rigorous review and internal approval process, aimed at safeguarding equitable and sustainable economic growth, that includes early screening to identify environmental and social impacts and designing mitigation actions.

Identifying and appraising a project, and approving and disbursing a loan, can often take several years. However, IBRD has shortened the preparation and approval cycle for countries in emergency situations (e.g., natural disasters) and in crises (e.g., food, fuel, and global economic crises).

Loan disbursements must meet the requirements set out in loan agreements. During implementation of IBRD-supported operations, IBRD’s staff review progress, monitor compliance with IBRD policies, and help resolve any problems that may arise. The Independent Evaluation Group, an IBRD unit whose Director General reports to the Board, evaluates the extent to which operations have met their development objectives.

All IBRD loans, are made to, or guaranteed by, member countries. IBRD may also make loans to IFC without any guarantee. In most cases, IBRD’s Board approves each loan and guarantee after appraisal of a project by staff. Under the Multiphase Programmatic Approach, the Board may approve an overall program framework, its financing envelope and the first appraised phase, and then authorize Management to appraise and commit financing for later program phases.

For FY23, eligible countries with 2021 per capita Gross National Income (GNI) of more than $1,255 are eligible to borrow from IBRD.

Net Lending Commitments and Gross Disbursements

IBRD provided $33.1 billion of new net loan commitments in FY22, through 136 operations (including blend operations), an increase of $2.6 billion (8%) compared to FY21, mainly driven by the increase in Development Policy Financing (DPF) commitments (Figure 12).

Table 9: Net Commitments by Region

In millions of U.S. dollars

For the fiscal year ended June 30,	2022	% of total	2021	% of total	Variance
Eastern and Southern Africa	$2,907	9%	$1,525	5%	$1,382
Western and Central Africa	386	1	500	2	(114)
East Asia and Pacific	5,482	17	6,753	22	(1,271)
Europe and Central Asia	5,974	18	4,559	15	1,415
Latin America and the Caribbean	9,407	28	9,464	31	(57)
Middle East and North Africa	4,135	13	3,976	13	159
South Asia	4,781	14	3,746	12	1,035

Total	$33,072	100%	$30,523	100%	$2,549

Table 10: Gross Disbursements by Region

In millions of U.S. dollars

For the fiscal year ended June 30,	2022	% of total	2021	% of total	Variance
Eastern and Southern Africa	$2,441	9%	$325	1%	$2,116
Western and Central Africa	261	1	132	1	129
East Asia and Pacific	5,439	19	4,439	19	1,000
Europe and Central Asia	4,580	16	3,625	15	955
Latin America and the Caribbean	8,911	32	8,741	37	170
Middle East and North Africa	3,407	12	2,764	12	643
South Asia	3,129	11	3,665	15	(536)

Total	$28,168	100%	$23,691	100%	$4,477

Lending Categories

IBRD’s lending is classified in three categories: investment project financing, development policy financing, and program-for-results (Figure 12).

Investment Project Financing (IPF)

IPF provides financing for a wide range of activities aimed at creating the physical and social infrastructure necessary to reduce poverty and create sustainable development. IPF is usually disbursed over the long-term (roughly a 5 to 10-year horizon). FY22 net commitments under this lending category were $14.1 billion, compared with $14.5 billion in FY21.

Development Policy Financing (DPF)

DPF aims to support borrowers in achieving sustainable development through a program of policy and institutional actions. Examples of DPF projects include strengthening public financial management, improving the investment climate, addressing bottlenecks to improve service delivery, and diversifying the economy. DPF supports reforms through non-earmarked general budget financing. DPF provides fast-disbursing financing (roughly 1 to 3 years) to help borrowers address actual or anticipated financing requirements. FY22 net commitments under this lending category were $13.2 billion, compared with $10.8 billion in FY21.

Program-for-Results (PforR)

PforR helps countries improve the design and implementation of their development programs and achieve specific results by strengthening institutions and building capacity. PforR disburses when agreed results are achieved and verified. Results are identified and agreed upon during the loan preparation stage.

FY22 net commitments under this lending category were $5.8 billion compared with $5.2 billion in FY21.

Figure 12: Share of Lending Categories for Annual Net Commitments

Currently Available Lending Products

As of June 30, 2022, 85 member countries were eligible to borrow from IBRD. See Appendix for a list of eligible countries.

IBRD Flexible Loans (IFLs)

IFLs allow borrowers to customize their repayment terms (i.e., grace period, repayment period, and amortization profile) to meet their debt management or project needs. The IFL previously offered two types of loan terms: variable-spread terms and fixed-spread terms. Effective April 1, 2021, IBRD’s offering of loans on fixed spread terms as well as a related conversion feature from the variable spread terms to fixed spread terms was suspended (see section IX: Risk Management). As of June 30, 2022, 71% of IBRD’s loans outstanding carried variable-spread terms and 29% had fixed-spread terms. See Table 13 for details of loan terms for IFL loans.

IFLs include options to manage the currency and/or interest rate risk over the life of the loan. The outstanding balance of loans, for which currency or interest rate conversions have been exercised was $41.6 billion as of June 30, 2022 and $38.8 billion as of June 30, 2021. IFLs may be denominated in the currency or currencies chosen by the borrower if IBRD can efficiently intermediate in that currency. Using currency conversions, some borrowing member countries have converted their IBRD loans into domestic currencies to reduce their foreign currency exposure for projects or programs that do not generate foreign currency revenue. These local currency loans may carry fixed or variable-spread terms. The balance of such loans outstanding was $3.7 billion as of June 30, 2022 and $3.5 billion as of June 30, 2021. Box 2 below shows the components of the spread on IBRD’s IFLs and how these are determined.

Box 2: Components of Loan spread

Contractual lending spread	Subject to the Board’s periodic review
Maturity Premium
Market Risk Premium	Set by Management
Funding Cost Margin

The ability to offer long-term financing distinguishes development banks from other sources of funding for member countries. Since IBRD introduced maturity-based pricing in 2010, most countries continue to choose loans with the longer maturities with a higher maturity premium, highlighting the value of longer maturities to member countries. However, in FY22, due to the ongoing multiple crises, some countries requested more fast-disbursing loans with shorter maturities (See Table 11).

Table 11: Net Commitments by Maturity

In millions of U.S. dollars

	For the fiscal year ended June 30, 2022	For the fiscal year ended June 30, 2021
Maturity	Variable Spread	Fixed Spread [a]	Variable Spread	Total
< 8 years	$2,992	$4,680	$3,188	$7,868
8-10 years	5,885	187	3,492	3,679
10-12 years	15,716	1,225	7,337	8,562
12-15 years	1,922	1,326	637	1,963
15-18 years	3,330	280	2,489	2,769
>18 years	3,227	663	5,014	5,677
Guarantee Commitments	—	—	—	5

Total Net Commitments	$33,072	$8,361	$22,157	$30,523

a.	Effective April 1, 2021, IBRD’s offering of loans on fixed spread terms has been suspended.

Other Lending Products Currently Available

In addition to IFLs, IBRD offers loans with a deferred drawdown option, Special Development Policy Loans (SDPLs), loan-related derivatives, and loans to IFC (See Box 3).

Box 3: Other Lending Products Currently Available
Lending Product	Description
Loans with a Deferred Drawdown Option

The Development Policy Loan Deferred Drawdown Option (DPL DDO) gives borrowers the flexibility to rapidly obtain the financing they require. For example, such funds could be needed owing to a shortfall in resources caused by unfavorable economic events, such as declines in growth or unfavorable shifts in commodity prices or terms of trade. The Catastrophe Risk DDO (CAT DDO) enables borrowers to access immediate funding to respond rapidly in the wake of a natural disaster. Under the DPL DDO, borrowers may defer disbursement for up to three years, renewable for an additional three years. The CAT DDO has a revolving feature, and the three-year drawdown period may be renewed up to four times, for a total maximum drawdown period of 15 years (Table 13). As of June 30, 2022, the amount of DDOs disbursed and outstanding was $8.8 billion (compared to $9.6 billion on June 30, 2021), and the undisbursed amount of effective DDOs were $0.6 billion, compared to Nil a year earlier.

Special Development Policy Loans (SDPLs)

SDPLs support structural and social reforms by creditworthy borrowers that face a possible global financial crisis or are already in a crisis and have extraordinary and urgent external financing needs. As of June 30, 2022 and June 30, 2021, the outstanding balance of such loans was Nil. IBRD made no new SDPL commitments in either FY22 or FY21.

Loan-Related Derivatives

IBRD assists its borrowers with access to better risk management tools by offering derivative instruments, including currency and interest rate swaps and interest rate caps and collars, associated with their loans. These instruments may be executed either under a master derivatives agreement, which substantially conforms to industry standards, or under individually negotiated agreements. Under these arrangements, IBRD passes through the market cost of these instruments to its borrowers. The balance of loans outstanding for which borrowers had entered into currency or interest rate derivative transactions under a master derivatives agreement with IBRD was $9 billion as of June 30, 2022, compared with $11.1 billion a year earlier.

Loans with IFC

IBRD provides loans to IFC in connection with the release of a member’s National Currency Paid-In Capital (NCPIC) to IBRD. (See Section VIII for explanation of NCPIC). There was no outstanding amount as of June 30, 2022 and June 30, 2021.

Lending Terms Applicable to IBRD Products

Until the end of FY19, loans for all eligible members were subject to the same pricing. However, as part of the 2018 capital package, IBRD implemented a new pricing structure that classifies member countries into four pricing groups, based on income and other factors, and relates the maturity premium to the exemptions, discounts or surcharges applicable to each pricing group (See Table 12 below).

Table 12: Country Pricing Group and Maturity Premium (in basis points)

Country pricing group	Description	Maturity Premium [a]
A	Blends [b], small states, countries in fragile and conflict-affected situations (FCS) and recent IDA graduates. These countries are exempt from the maturity premium increase regardless of their income levels.	0-50 [c]
B	Countries below-GDI which do not qualify for an exemption listed in Group A.	0-70
C	Countries above-GDI, but below high-income status and which do not qualify for an exemption listed in Group A.	0-90
D	Countries with high income status and which do not qualify for an exemption listed in Group A.	5-115

a.	Based on the weighted average maturity of the loan, borrower’s income, and other factors, approved by the Board and reviewed annually.
b.	Countries eligible for IDA and IBRD loans.
c.	Member countries in group A are exempt from the maturity premium increase applicable from July 1, 2018.

Table 13: Loan Terms Available During Fiscal Year Ended June 30, 2022

Basis points, unless otherwise noted

	IBRD Flexible Loan (IFL) [a]		Special Development
	Variable-spread Terms	Fixed-spread Terms [b]	Policy Loans (SDPL)
Final maturity	35 years	35 years	10 years
Maximum weighted average maturity	20 years	20 years	7.5 years
Reference market rate	Market-based variable rate index	Market-based variable rate index	Market-based variable rate index
Spread
Contractual lending spread	50	50	min. 200
Maturity premium	0-115 [c]	0-115 [c]	—
Market risk premium	—	10-15 [d]	—
Funding cost margin	Actual average funding cost incurred during the preceding six-month period	Projected funding spread to six-month variable rate index [e]	—
Charges
Front-end fee	25	25	100
Late service charge on principal payments received after 30 days of due date [f] Commitment Fee g i	50 25	50 25	— 25

	Development Policy Loan Deferred Drawdown Option	Catastrophe Risk Deferred Drawdown Option
Reference market rate	Market-based variable rate index	Market-based variable rate index
Contractual lending spread	IFL variable in effect at the time of withdrawal
Front-end fee	25	50 [h]
Renewal fee	—	25
Stand-by fee	50 [g]	—

a.	There is an implicit floor of zero on the overall interest rate in IBRD’s loans.
b.	Effective April 1, 2021, IBRD suspended offering loans with fixed spread terms.
c.	Based on the weighted average maturity of the loan and on country pricing group.
d.	Based on the weighted average maturity of the loan.
e.	Projected funding spread to variable rate index was based on the weighted average maturity of the loan.
f.	See Box 7 in Section IX for a discussion of overdue payments.
g.	Certain waivers of commitment / stand-by fees payable during the first year of financing for health-related COVID-19 operations are approved under the Fast-Track COVID-19 Facility.
h.	For CAT-DDOs approved under the Fast-Track COVID-19 Facility, the Front-End Fee is reduced to 25bps.
i.

For operations approved under the Additional Financing to the COVID-19 Strategic Preparedness and Response Program (SPRP), the commitment fee is waived for a period of up to 18 months starting from the date of approval of the relevant operation.

Discontinued Lending Products

IBRD’s loan portfolio includes lending products whose terms are no longer available for new commitments. These products include currency pool loans and fixed-rate single-currency loans. As of June 30, 2022, loans outstanding of $468 million (0.2% of the portfolio) carried terms no longer offered, with final maturity in May 2026.

Waivers

Loan terms offered prior to September 28, 2007 included a partial waiver of interest and commitment charges on eligible loans. For these loans, waivers are approved annually by the Board. For FY23, the Board has approved the same waiver rates as in FY22 for all eligible borrowers with eligible loans. The foregone income in FY22 due to previously approved waivers was $20 million (FY21: $31 million).

Figure 13 illustrates a breakdown of IBRD’s loans outstanding and undisbursed balances by loan terms, as well as loans outstanding by currency composition. The interest and currency profile of loans outstanding after the use of derivatives for risk management purposes is discussed under Market Risk in Section IX.

Table 14: Loans outstanding by interest rate structure, excluding derivatives

In millions of U.S. dollars, except for ratios

June 30, 2022						June 30, 2021
Product terms	Total	% of Total	Of which reference rate is	Total	% of Total	Product terms	Total	% of Total	Of which reference rate is	Total	% of Total
Fixed Spread Loans			Fixed	$33,097	14%	Fixed			Fixed	$33,151	15%
	$66,075	29%				Spread	$66,226	30%
			Variable	32,978	15	Loans			Variable	33,075	15
Variable Spread Loans			Fixed	7,150	3	Variable			Fixed	4,479	2
	163,269	71				Spread	154,338	70
			Variable	156,119	68	Loans			Variable	149,859	68

Total	$229,344	100%		$229,344	100%	Total	$220,564	100%		$220,564	100%

Figure 13: Loan Portfolio

Figure 13a. Undisbursed Balances by Loan Terms

In millions of U.S. dollars, except for ratios

Figure 13b. Loans Outstanding by Currency

Section V: Other Development Activities

IBRD continues to deliver value to its client countries through its knowledge services, convening power, and capacity to implement solutions that address global issues where coordinated action is critical.

IBRD also assists clients with designing financial products and structuring transactions to help mobilize resources for development projects and mitigate the financial effects of market volatility and disasters.

Other financial products and services provided to borrowing member countries, and to affiliated and non-affiliated organizations, include financial guarantees, grants, externally-funded activities (described below), and advisory services and analytics.

Guarantees

IBRD’s exposure on its guarantees was $6.3 billion as of June 30, 2022 compared to $6.7 billion as of June 30, 2021 (see Table 15). Exposure is measured by discounting each guaranteed amount from its next call date.

IBRD offers project-based and policy-based guarantees for priority projects and programs in member countries. Project-based guarantees are provided to mobilize private financing for projects; they are also used to mitigate projects’ payment- and performance-related risks. Policy-based guarantees are provided to mobilize private financing for sovereigns or sub- sovereigns. IBRD’s guarantees are partial and are intended to provide only the coverage necessary to obtain the required private financing, considering country, market and, if appropriate, project circumstances. All guarantees require a sovereign counter-guarantee and indemnity, comparable to the requirement of a sovereign guarantee for IBRD lending to sub-sovereign and non-sovereign borrowers (see Box 4). The Corporate Risk Guarantee Committee reviews the choice of instrument for all proposed new guarantee operations.

Box 4: Types of Guarantees Provided by IBRD
Guarantee	Description
Project-based guarantees

Two types of project-based guarantees are offered:

1.  Loan guarantees: these cover loan-related debt service defaults caused by the government’s failure to meet specific payment and/or performance obligations arising from contract, law or regulation, in relation to a project. Loan guarantees include coverage for debt service defaults on: (i) commercial debt, normally for a private sector project where the cause of debt service default is specifically covered by IBRD’s guarantee; and, (ii) a specific portion of commercial debt irrespective of the cause of such default, normally for a public-sector project.

2.  Payment guarantees: These cover payment default on non-loan related government payment obligations to private entities and foreign public entities arising from contract, law or regulation.

Policy-based guarantees

These cover debt service default, irrespective of the cause of such default, on a specific portion of commercial debt owed by national or sub national government and associated with the supported government’s program of policy and institutional actions.

Guarantees for enclave operations

IBRD extends guarantees for projects in IDA-only member countries that (i) are expected to generate large economic benefits with significant developmental impact in the member country; and (ii) cannot be fully financed out of the country’s own resources, IDA resources, or other concessional financing. Those projects are known as enclave operations. The provision of IBRD support to enclave operations is subject to credit enhancement features that adequately mitigate IBRD’s credit risk.

Table 15: Guarantees Exposure

In millions of U.S. dollars

As of June 30,	2022	2021
Guarantees (project, policy and enclave)	$2,703	$3,079
Exposure Exchange Agreements	3,630	3,640

Total	$6,333	$6,719

Table 16: Pricing for IBRD Project-Based and Policy-Based Guarantees

	Basis Points
Charges	FY22	FY21
Front-end fee	25	25
Processing fee a b	50	50
Initiation fee c b	15	15
Standby fee	25	25
Guarantee fee [d]	50-165	50-165

a.	Determined on a case-by-case basis. In exceptional cases, projects can be charged over 50 bps of the guarantee amount.
b.	Not applicable for public projects.
c.	The initiation fee is 15 basis points of the guaranteed amount or $100,000, whichever is greater.
d.	Based on the weighted average maturity of the guarantee and country pricing group.

In addition, IBRD has entered into the following arrangements, which are treated as financial guarantees under U.S. GAAP:

•

Advance Market Commitment (AMC): AMC is a multilateral initiative to accelerate the creation of a market and sustainable production capacity for pneumococcal vaccines for developing countries. IBRD provides a financial platform for AMC by holding donor-pledged assets as an intermediary agent and passing them on to the Global Alliance for Vaccines and Immunization (GAVI) when appropriate conditions are met. Moreover, should a donor fail to pay, or delay paying any amounts due, IBRD has committed to pay from its own funds any amounts due and payable by the donor, to the extent there is a shortfall in total donor funds received. During FY22, the AMC initiative concluded and there was no exposure for IBRD as of June 30, 2022.

•

Exposure Exchange Agreements (EEA): IBRD has an exposure exchange agreement outstanding with MIGA under which IBRD and MIGA exchanged selected exposures through reciprocal guarantees, with each divesting itself of exposure in countries where their lending capacities are limited, in return for exposure in countries where they had excess lending capacity.

  IBRD also has an EEA with the African Development Bank (AfDB) and the Inter-American Development Bank (IADB), a Multilateral Development Bank (MDB) EEA. Under this EEA, each MDB exchanged credit risk exposure of a reference portfolio supported by underlying loans to borrowing member countries. For each MDB, EEAs through diversification benefits, help reduce credit risk at the portfolio level; improve the risk-weighted capital ratios especially by addressing exposure concentration concerns; and create lending headroom for individual borrowing countries where MDBs may be constrained. The EEA involved the receipt of a guarantee and the provision of a guarantee against nonpayment in the reference portfolio by each MDB to the other. The guarantee received and the guarantee provided are two separate transactions: (a) a receipt of an asset for the right to be indemnified and receive risk coverage (recoverable asset) and (b) the provision of a financial guarantee, respectively (see Notes to the Financial Statements, Note D: Loans and Other Exposures).

•

Other guarantee arrangements: As of June 30, 2022, IBRD had received guarantees totaling $2,116 million ($1,544 million for FY21) on borrowing member loans. These guarantees serve as a credit enhancement to increase IBRD’s lending capacity in certain countries.

Table 17: Exposure Exchange Agreements

In millions of U.S. dollars

As of June 30,	2022		2021
	Guarantee Received	Guarantee Provided	Guarantee Received	Guarantee Provided
Exposure Exchange Agreement
MIGA	$21	$21	$31	$31
IADB	2,021	2,021	2,021	2,021
AfDB	1,588	1,588	1,588	1,588

Total notional	$3,630	$3,630	$3,640	$3,640

Grants

Grant-Making Facilities (GMFs) are complementary to IBRD’s work. In FY22, IBRD deployed $17 million under this program, compared with $18 million in FY21. These amounts are reflected in contributions to special programs on IBRD’s Statement of Income, after IDA’s share is determined in accordance with the cost sharing ratio.

Externally-Funded Activities

Mobilization of external funds from third-party partners includes trust funds. Additional external funds include reimbursable funds and revenues from fee-based services to member countries, which are related to RAS, EFOs, and other financial products and services, including RAMP.

Trust Funds

Trust Funds provide development solutions that serve member recipients and donors. Trust funded partnerships often serve as a platform for IBRD and the partners to access WBG’s diverse technical and financial resources, and achieve development goals whose complexity, scale, and scope exceed any individual partner’s capabilities. IBRD’s roles and responsibilities in managing trust funds depend on the type of fund, outlined as follows:

•

IBRD-Executed Trust Funds (BETFs): IBRD, alone or jointly with one or more of its affiliated organizations, manages the funds and implements the activities financed. These trust funds support IBRD’s work program. IBRD disbursed $494 million in FY22 ($470 million in FY21) of trust fund program funds.

•	Recipient-Executed Trust Funds (RETFs): Funds are provided to a third party, normally in the form of project grant financing, and are supervised by IBRD.

•

Financial Intermediary Funds (FIFs): IBRD, as trustee, administrator, or treasury manager, offers specific administrative or financial services with a limited operational role. Arrangements include the administration of debt service trust funds, fiscal agency funds and other more specialized limited fund management roles.

IBRD uses a cost recovery framework for trust funds, which aims to recover the costs of performing agreed roles in administering trust funds, and is guided by principles of transparency, fairness, simplification, standardization, predictability and consistent treatment across all trust fund donors.

Management continues to implement measures to improve planning, support sustainability and enhance alignment of External Funds with mission priorities through greater use of umbrella trust fund programs, increased cost recovery, and new budgetary measures to manage External Funds usage.

During FY22, IBRD’s share of revenue and fees from trust fund administration was $50 million ($44 million in FY21) (see Notes to Financial Statements, Note I: Management of External Funds and Other Services).

Reimbursable Advisory Services (RAS)

While most of IBRD’s advisory and analytical work is financed by its own budget or donor contributions (e.g., trust funds), clients may also pay for services. IBRD offers technical assistance and other advisory services to its member countries, in connection with, and independent of, lending operations. Available services include, for example, assigning qualified professionals to survey developmental opportunities in member countries; analyzing member countries fiscal, economic, and developmental environments; helping members devise coordinated development programs; and improving their asset and liability management techniques. In FY22, IBRD earned revenue of $47 million ($53 million in FY21) from RAS.

Externally Financed Outputs (EFOs)

IBRD offers donors the ability to contribute to specific projects and programs. EFO contributions are recorded as restricted revenue when received because they are for contractually specified purposes. In FY22, IBRD had $4 million of restricted revenue, compared with $18 million in FY21, which are included in Net non-interest expenses – GAAP basis in Table 5.

Restrictions are released once the funds are used for the purposes specified by donors. In FY 22, there was a release of $20 million ($24 million in FY21).

Other Financial Products and Services

Managing Financial Risks for Clients

IBRD helps member countries build resilience to shocks by facilitating access to risk management solutions to mitigate the financial effects of currency, interest rate, and commodity price volatility, disasters, and extreme weather events.

Box 5 below lists some financial solutions and disaster risk financing instruments IBRD offers:

Box 5: Financing Instruments
Hedging Transactions	Disaster Risk Financing
Interest Rate	Catastrophe Derivatives and Bonds
Currency	Insurance and Reinsurance
Commodity Price	Regional Pooling Facilities

IBRD also intermediates the following risk management transactions for clients:

•	Affiliated Organization: To assist IDA with its asset/liability management, IBRD executes currency forward contracts on its behalf.

•

Unaffiliated Organization: To assist the International Finance Facility for Immunization (IFFIm) with its asset/liability management strategy, IBRD executes currency and interest rate swaps on its behalf. In addition, IBRD, as Treasury Manager, is a counterparty to IFFIm and enters into offsetting swaps with market counterparties. During FY22, IBRD executed currency swaps with notional amounts of $250 million under this agreement.

(See Risk Management, Section IX, for a detailed discussion of IBRD’s risk mitigation of these derivative transactions).

Asset Management

The Reserves Advisory and Management Partnership (RAMP) provides services that build clients’ capacity to support the sound management of their official sector assets. Clients include central banks, sovereign wealth funds, national pension funds, and supranational organizations. RAMP helps clients to upgrade their asset management capabilities, including portfolio and risk management, operational infrastructure, and human resources capacity. Under most of these arrangements, IBRD is responsible for managing a portion of the institution’s assets and, in return, receives a fee based on the average value of the portfolio managed (see Table 18). The fees earned are used to provide training and capacity-building services. In addition to RAMP, IBRD invests and manages investments on behalf of IDA, MIGA, and trust funds; those investments are not included in IBRD’s assets.

Table 18: RAMP – Assets and Revenues

In millions of U.S. dollars

As of June 30,	2022	2021
Assets managed under RAMP	$23,884	$27,873
Revenue from RAMP [a]	$15	$17

a.	RAMP revenue of $7 million was excluded to arrive at the FY22 allocable income.

As noted in the discussion of Trust Fund Activities above, IBRD, alone or jointly with one or more of its affiliated organizations, administers on donors’ behalf funds restricted for specific uses. Such administration is governed by agreements with donors, who include members, their agencies and other entities. These funds are held in trust and are not included on IBRD’s Balance Sheet, except for $566 million of undisbursed third-party contributions made to IBRD-executed trust funds, which are recognized on the Balance Sheet as an asset and a liability. The cash and investment assets held in trust by IBRD as administrator and trustee totaled $33.7 billion in FY22, of which $108 million ($93 million in FY21) relates to IBRD contributions to these trust funds (Table 19).

Table 19: Cash and Investment Assets Held in Trust

In millions of U.S. dollars

As of June 30,	2022	2021
IBRD-administered	$249	$263
Jointly administered with affiliated organizations	1,004	1,025
Recipient-executed	2,965	3,082
Financial intermediary funds	22,399	19,757
Execution not yet assigned [a]	7,114	7,187

Total fiduciary assets	$33,731	$31,314

a.	These represent assets held in trust for which the determination as to the type of execution is yet to be finalized.

Other Financing Solutions

From time to time, IBRD uses its debt issuance platform for other financing support for clients and other development organizations with complementary objectives. For example, during FY22, IBRD issued a five-year $150 million Wildlife Conservation bond (WCB) which contains features aimed to protect and increase black rhino populations in protected areas in South Africa. The pay-for-success financial structure enables private sector investment in global public goods such as biodiversity conservation.

Section VI: Investment Activities

IBRD’s investment portfolio consists mainly of the liquid asset portfolio. As of June 30, 2022, the net investment portfolio totaled $82.1 billion with $78.8 billion representing the liquid asset portfolio. This compares with $85.8 billion a year earlier, of which $82.8 billion represented the liquid asset portfolio (see Note C: Investments in the Notes to the Financial Statements). The decreased level of liquidity reflects the lower debt service requirements and higher loan disbursements during the year.

Liquid Asset Portfolio

Funds raised through IBRD’s borrowing activities that have not yet been deployed for lending are held in the liquid asset portfolio to provide liquidity for IBRD’s operations. The portfolio is managed with the goal of ensuring sufficient cash flows to meet all IBRD’s financial commitments. While it seeks a reasonable return on this portfolio, IBRD restricts its liquid assets to high-quality investments, consistent with its investment objective of prioritizing principal protection over yield. Liquid assets are managed conservatively and are primarily held against any disruptions in IBRD’s access to capital markets.

IBRD’s liquid assets are held mainly in highly rated, fixed-income instruments (see Box 8: Eligibility Criteria for IBRD’s Investments) and include the following:

•	Government and agency obligations

•	Time deposits and other unconditional obligations of banks and financial institutions

•	Asset-backed securities (including agency mortgage-backed securities)

•	Currency, interest rate and other risk management derivatives

•	Exchange-traded options and futures

Figure 14: Liquid Asset Portfolio by Asset Class

In millions of U.S. dollars, except for ratios

IBRD keeps liquidity volumes above a Prudential Minimum which is defined as 80% of the twelve-month Target Liquidity Level. The twelve- month Target Liquidity Level is calculated before the end of each fiscal year based on Management’s estimates of projected net loan disbursements approved at the time of projection and twelve months of debt-service for the upcoming fiscal year. This twelve-month estimate becomes the target for the upcoming fiscal year and the Prudential Minimum is 80% of this target (see Section IX for details of how IBRD manages liquidity risk).

The liquid asset portfolio is composed largely of assets denominated in, or swapped into, U.S. dollars, with net exposure to short-term interest rates after derivatives. The portfolio has an average duration of less than three months, and the debt funding these liquid assets has a similar currency and duration profile. This is a direct result of IBRD’s exchange-rate and interest-rate-risk-management policies (see Section IX), combined with appropriate investment guidelines (see Box 8).

The maturity profile of IBRD’s liquid asset portfolio reflects a high degree of liquidity. As of June 30, 2022, $69.6 billion (approximately 88% of total volume) was due to mature within six months, of which $29.3 billion was expected to mature within one month.

The liquid asset portfolio is held in three sub-portfolios: Stable, Operational, and Discretionary, each may have different risk profiles and performance guidelines (see Table 20).

•	Stable portfolio is mainly an investment portfolio holding all or a portion of the Prudential Minimum level of liquidity, set at the start of each fiscal year.

•	Operational portfolio is used to meet IBRD’s day-to-day cash flow requirements.

•

Discretionary portfolio gives IBRD the flexibility to execute its borrowing program and can be used to tap attractive market opportunities. Additional portions of the Prudential Minimum may also be held in this portfolio.

Table 20: Liquid Asset Portfolio Composition

In millions of U.S. dollars, except ratios which are in percentages

As of June 30,	2022	%	2021	%
Liquid asset portfolio
Stable	$49,296	63%	$57,143	69%
Operational	13,345	17	17,502	21
Discretionary	16,155	20	8,106	10

Total	$78,796	100%	$82,751	100%

Table 21: Liquid Asset Portfolio - Average Balances and Returns

In millions of U.S. dollars, except rates which are in percentages

	Average Balances		Financial Returns %
	2022	2021	2022	2021
Liquid asset portfolio
Stable	$55,925	$56,842	0.31%	0.44%
Operational	13,736	20,026	0.24	0.03
Discretionary	9,398	7,892	0.61	0.31

Total	$79,059	$84,760	0.32%	0.33%

During FY22, IBRD’s total return of 0.32% on the liquid asset portfolio was relatively stable, compared to last year.

In addition to monitoring gross investment returns relative to their benchmarks, IBRD also monitors overall earnings from the investment portfolio, net of funding costs. In FY22, IBRD had $3 million of losses, net of funding costs on the investment portfolio as discussed in Section III.

Other Investments

In addition to the liquid asset portfolio, the investment portfolio also includes holdings related to AMC, PCRF, PEBP and the Local Currency Market Development program (LCMD, see Notes to Financial Statements Note C: Investments for additional details). Table 22 below summarizes the net carrying value of other investments (see Notes to Financial Statements, Note I: Management of External Funds and Other Services for additional details on AMC):

Table 22: Net Carrying Value of Other Investments

In millions of U.S. dollars

As of June 30,	2022	2021
AMC	$—	$10
PEBP	2,456	2,476
PCRF	766	555
LCMD	39	39

Total	$3,261	$3,080

Section VII: Borrowing Activities

IBRD has been issuing bonds in the international capital markets since 1947. The proceeds of these bonds support IBRD’s lending operations which are aimed at promoting sustainable development for IBRD’s borrowing member countries.

Borrowing Portfolio

IBRD borrows at attractive rates underpinned by its strong financial profile and shareholder support that together are the basis for its triple-A credit rating. As a result of its financial strength and triple-A credit rating, IBRD is recognized as a premier borrower and its bonds and notes are viewed as a high credit quality investment in the global capital markets.

IBRD uses the proceeds to finance development activities in creditworthy middle-income and low-income countries eligible to borrow from IBRD at market-based rates. Funding raised in any given year is used for IBRD’s operations, including loan disbursements, replacement of maturing debt, and prefunding for lending activities. IBRD determines its funding requirements based on a three-year rolling horizon and funds about one-third of the projected amount in the current fiscal year.

As discussed in Section II, IBRD uses currency and interest rate derivatives in connection with its borrowings for asset and liability management purposes. New medium- and long-term funding is swapped into variable-rate U.S. dollar instruments, with conversion to other currencies carried out subsequently. This is in accordance with loan funding requirements, so that IBRD can minimize interest rate and currency risk. IBRD also uses derivatives to manage the re-pricing risks between loans and borrowings. Further discussion on how IBRD manages this risk is included in the Risk Management Section, Section IX.

IBRD issues short-term debt (maturing in one year or less), and medium- and long-term debt (with a maturity greater than one year). From time to time, IBRD exercises the call option in its callable bond issues; it may also repurchase its debt to meet other operational or strategic needs such as providing liquidity to its investors (Table 24). In FY22, IBRD raised a total of $40.8 billion of medium- and long-term debt (Table 24).

As of June 30, 2022, the borrowing portfolio totaled $256.9 billion, $3.2 billion higher than June 30, 2021 (see Note E: Borrowings in the Notes to the Financial Statements). The increase was primarily due to new net short-term debt issuances during the year (Table 23).

Figure 15: Effect of Derivatives on Currency Composition of the Borrowing Portfolio–June 30, 2022

*	Denotes percentage less than 0.5%.

As of June 30, 2022, IBRD’s total borrowing portfolio, after the effects of derivatives, carried variable rates, with a weighted average cost of 1.0% (0.1% as of June 30, 2021). The increase in the weighted average cost from the prior year reflects the increase in the short-term market interest rates during the year. The increase in short-term market interest rates also resulted in an increase in IBRD’s weighted average loan rates, which are also based on IBRD’s funding cost. IBRD’s lending spread was therefore not impacted by the increase in short-term interest rates (Figure 3).

Short-Term Borrowings

Table 23 summarizes IBRD’s short-term borrowings, which mainly include discount notes, securities lent or sold under securities lending and repurchase agreements, and other short-term borrowings.

Discount Notes

IBRD’s short-term borrowings consist mainly of discount notes issued in U.S. dollars. These borrowings have a weighted average maturity of approximately 136 days. As of June 30, 2022, the outstanding balance of discount notes was $15.0 billion, $5.0 billion higher compared with the previous year.

Securities Lent or Sold under Repurchase Agreements

These short-term borrowings are secured mainly by highly-rated collateral in the form of securities, including government-issued debt, and have an average maturity of less than 30 days.

Other Short-Term Borrowings

Other short-term borrowings have maturities of one year or less. The outstanding balance of $199 million as of June 30, 2022, remains stable compared to last year ($199 million in FY21).

Table 23: Short-Term Borrowings

In millions of U.S. dollars, except rates which are in percentages

As of June 30,	2022	2021
Discount notes [a]
Balance at year-end	$14,973	$10,022
Average daily balance during the fiscal year	$10,276	$10,392
Maximum month-end balance	$14,973	$11,344
Weighted-average rate at the end of fiscal year	1.12%	0.07%
Weighted-average rate during the fiscal year	0.29%	0.16%

Securities lent or sold under repurchase agreements [b]
Balance at year-end	$—	$—
Average monthly balance during the fiscal year	$145	$—
Maximum month-end balance	$614	$—
Weighted-average rate at the end of fiscal year	—	—
Weighted-average rate during the fiscal year	0.02%	—

Other short-term borrowings [a]
Balance at year-end	$199	$199
Average daily balance during the fiscal year	$199	$177
Maximum month-end balance	$199	$199
Weighted-average rate at the end of the fiscal year	1.22%	0.11%
Weighted-average rate during the fiscal year	0.28%	0.17%

a.	At amortized cost which approximates fair value.
b.	Excludes securities related to PEBP.

Medium- and Long-Term Borrowings

In FY22, medium- and long-term debt raised directly by IBRD in the capital markets amounted to $40.8 billion with an average maturity to first call of 7.6 years (Table 24). The decrease in medium-and-long-term debt issuances in FY22 is primarily due to lower debt servicing and refinancing requirements. IBRD called and repurchased a lower volume of debt in FY22, compared with FY21.

Table 24: Funding Operations Indicators

In millions of U.S. dollars, except maturities which are in years

For the fiscal year ended June 30,	2022	2021
Issuances [a]
Medium- and long-term funding raised	$40,820	$67,471
Average maturity to first call date	7.6	8.1
Average maturity to contractual final maturity	8.8	8.8

Maturities
Medium- and long-term funding matured	$35,057	$41,281
Average maturity of debt matured	5.7	5.0

Called/Repurchased
Medium- and long-term funding called/repurchased	$2,797	$11,321

a.	Expected life of IBRD’s bonds are generally between first call date and the contractual final maturity.

Table 25: Maturity Profile of Medium and Long-Term Debt

In millions of U.S. dollars

	As of June 30, 2022
	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	Due After 5 years	Total
Medium and Long-Term Debt	$27,135	$28,483	$32,274	$27,479	$19,163	$85,485	$220,019

As shown below, 56% of IBRD’s medium-and long-term borrowings issued during the year were in U.S. dollars:

Figure 16: Medium- and Long-Term Borrowings Raised by Currency during the year, Excluding Derivatives

Section VIII: Capital Activities

Capital Structure

Principal Shareholders and Voting Power

As of June 30, 2022, IBRD had 189 member countries, with the top six accounting for 41% of the total voting power (Figure 17). The percentage of votes held by members rated AA and above by at least two major rating agencies was 37% (Figure 18).

The United States is IBRD’s largest shareholder, with 16% of total voting power. Accordingly, it also has the largest share of IBRD’s uncalled capital, $47,785 million, or 17% of total uncalled capital.

Subscribed Capital

Total subscribed capital is comprised of paid-in capital and uncalled subscribed capital. See Statement of Subscriptions to Capital Stock and Voting Power in IBRD’s Financial Statements for balances by country.

Figure 17: Voting Power of Top Six Members as of June 30, 2022	Figure 18: Percentage of Votes held by Member Countries, as of June 30, 2022

Table 26: Breakdown of IBRD Subscribed Capital

In millions of U.S. dollars, except ratios which are in percentages

As of June 30,	%	2022	2021	Variance
Subscribed capital
Uncalled Subscribed capital	93%	$286,636	$278,612	$8,024
Paid-in capital	7	20,499	19,244	1,255

Total subscribed capital	100%	$307,135	$297,856	$9,279

Uncalled Subscribed Capital

As of June 30, 2022, the total uncalled portion of subscriptions was $286,636 million. The amount may be called only when required to meet IBRD’s obligations for funds borrowed or loans guaranteed and is, thus, not available for use by IBRD in making loans. Of this amount, $40,928 million was restricted pursuant to resolutions of the Governors (though such conditions are not required by IBRD’s Articles). While these resolutions are not legally binding on future Governors, they do record an understanding among members that this amount will not be called for use by IBRD in its lending activities or for administrative purposes.

No call has ever been made on IBRD’s capital. Any such calls are required to be uniform, but the obligations of IBRD’s members to make payment on such calls are independent of one another. If the amount received on a call is insufficient to meet the obligations of IBRD for which the call is made, IBRD has the right to make further calls until the amounts received are sufficient to meet such obligations. On any such call or calls, however, no member is required to pay more than the unpaid balance of its capital subscription.

Under the Bretton Woods Agreements Act and other U.S. legislation, the Secretary of the U.S. Treasury is permitted to pay approximately $7,663 million of the uncalled portion of the subscription of the United States, if called for use by IBRD, without need for further congressional action.

The balance of the uncalled portion of the U.S. subscription, $40,122 million, has been authorized but not appropriated by the U.S. Congress. Further action by the U.S. Congress is required to enable the Secretary of the Treasury to pay any portion of this balance. The General Counsel of the U.S. Treasury has rendered an opinion that the entire uncalled portion of the U.S. subscription is an obligation backed by the full faith and credit of the U.S., notwithstanding those congressional appropriations have not been obtained with respect to certain portions of the subscription.

Capital Increases

In October 2018, the Governors approved a new GCI and SCI as part of a capital package endorsed by the Governors in April 2018 that includes institutional and financial reforms designed to ensure long-term financial sustainability. The capital increases will result in additional subscribed capital of up to $60.1 billion, with $7.5 billion of paid-in capital and $52.6 billion of callable capital.

Paid-In Capital

Paid-in capital has two components:

•	The U.S. dollar portion, which is freely available for use by IBRD.

•

National Currency Paid-In Capital (NCPIC) portion, usage of which is subject to certain restrictions under IBRD’s Articles and is subject to Maintenance-Of-Value (MOV) requirements. For additional details see the Notes to the Financial Statements, Note A: Summary of Significant Accounting and Related Policies.

Usable Paid-in Capital

Usable paid-in capital represents the portion of paid-in capital that is available to support IBRD’s risk bearing capacity and includes all U.S. dollar paid-in capital, as well as NCPIC for which use restrictions have been lifted (referred to as released NCPIC). The adjustments made to paid-in capital to arrive at usable paid-in capital are provided in Table 27.

The $769 million increase in usable paid-in capital between FY22 and FY21 was primarily due to the receipt of $998 million for GCI and $257 million for SCI during FY22, partially offset by the NCPIC adjustment.

Table 27: Usable Paid-In Capital

In millions of U.S. dollars

As of June 30,	2022	2021	Variance
Paid-in Capital	$20,499	$19,244	$1,255
Adjustment on released NCPIC for net deferred MOV (receivable) payable [a]	(424)	67	(491)
Adjustments for unreleased NCPIC:
Restricted cash	(55)	(60)	5
Demand notes	(316)	(332)	16
MOV receivable	(354)	(343)	(11)
MOV payable	2	7	(5)

Total Adjustments for unreleased NCPIC	(723)	(728)	5

Usable paid-in capital	$19,352	$18,583	$769

a.	The MOV on released NCPIC is considered to be deferred.

Usable Equity

Usable equity represents the amount of equity that is available to support IBRD’s lending operations. Usable equity is central to the three frameworks IBRD uses to manage its capital adequacy, credit risk, and equity earnings. These frameworks, described in Section IX, are:

•	Strategic Capital Adequacy Framework

•	Credit Risk and Loan Loss Provisioning Framework

•	Other ALM Framework

Usable equity consists of usable paid-in capital, and elements of retained earnings and reserves (see Table 28). The components of retained earnings and reserves included in usable equity are as follows:

Special Reserve: Amount set aside pursuant to IBRD’s Articles, held in liquid form and to be used only for meeting IBRD’s liabilities on its borrowings and guarantees;

General Reserve: Generally consists of earnings from prior fiscal years which the Board has approved for retention in IBRD’s equity. On August 4, 2022, the Board approved the transfer of $589 million to the General Reserve from FY22 net income;

Cumulative Translation Adjustments: Comprise translation adjustments that arise upon revaluing currency balances to U.S. dollars for reporting purposes. IBRD’s functional currencies are the U.S. dollar and euro and changes in cumulative translation adjustments only relate to translation adjustments on euro-denominated balances. Translation adjustments associated with non-functional currencies are reflected in other adjustments in Table 28. Usable equity excludes cumulative translation adjustments associated with unrealized mark-to-market gains/losses on non-trading portfolios;

Other Adjustments: These adjustments relate to the income earned on PEBP assets before FY11, and currency translation adjustments on non-functional currencies. These also reflect the measure of the under-funded status of the pension plans, if any, which is based on the funding methodology used by the Pension Finance Committee to determine sustainable funding levels for the pension plans.

The increase in usable equity in FY22 primarily reflects the increase in reserve retention out of the FY22 allocable income and the increase in usable paid-in capital.

Table 28: Usable Equity

In millions of U.S. dollars

			Variance
As of June 30,	2022	2021	Total	Due to Activities	Due to Translation Adjustment
Usable paid-in capital	$19,352	$18,583	$769	$1,257	$(488)
Special reserve	293	293	—	—	—
General reserve [a]	32,053	31,464	589	589	—
Cumulative translation adjustment	(1,342)	(268)	(1,074)	—	(1,074)
Other adjustments [b]	125	(75)	200	—	200

Equity (usable equity)	$50,481	$49,997	$484	$1,846	$(1,362)

a.	Includes transfer to the General Reserve, which for FY22 (FY21) was approved by the Board on August 4, 2022 (August 5, 2021).
b.	Includes cumulative translation gains on non-functional currencies of $173 million for FY22 ($27 million losses for FY21).

Section IX: Risk Management

Risk Governance

IBRD’s risk management processes and practices evolve to reflect changes in activities in response to market, credit, product, operational, and other developments. The Board, particularly Audit Committee (AC) members, periodically review trends in IBRD’s risk profiles and performance, and any major developments in risk management policies and controls.

Management believes that effective risk management is critical for its overall operations. Accordingly, the risk management governance structure is designed to manage the principal risks IBRD assumes in its activities, and supports Management in its oversight function, particularly in coordinating different aspects of risk management and in connection with risks that are common across functional areas.

IBRD’s financial and operational risk governance structure is built on the “Three Lines Model” (Figure 19) where:

i.	Business units are responsible for directly managing risks in their respective functional areas;

ii.	The Vice President and WBG Chief Risk Officer (CRO) provides direction, challenge, and oversight over financial and operational risk activities; and

iii.	Internal Audit provides independent oversight.

IBRD’s risk management process comprises risk identification, assessment, response and risk monitoring and reporting. IBRD has policies and procedures under which risk owners and corporate functions are responsible for identifying, assessing, responding to, monitoring and reporting risks.

Figure 19: Financial and Operational Risk Management Structure

Risk Oversight and Coverage

Financial and Operational Risk Management

The CRO oversees both financial and operational risks. These risks include (i) country credit risks in the core sovereign-lending business, (ii) market and counterparty risks, including liquidity risk, and (iii) operational risks relating to people, processes and systems. In addition, the CRO works closely with IFC, MIGA, and IDA’s Management, to review, measure, aggregate, and report on risks, and share best practices across the WBG. The CRO also helps enhance cooperation between the entities and facilitates knowledge sharing in the risk management function.

The following three departments report directly to the CRO:

Credit Risk Department

•

Identifies, measures, monitors, and manages country credit risk faced by IBRD. By agreement with the Board, the individual country credit risk ratings are not shared with the Board and are not made public.

•

Assesses loan portfolio risk, determines the adequacy of provisions for losses on loans and other exposures, and monitors borrowers that are vulnerable to crises in the near term. These reviews are taken into account in determining the overall country programs and lending operations, and they are included in the assessment of IBRD’s capital adequacy.

•	Reviews proposed new financial products for any implications for country credit risk.

Market and Counterparty Risk Department

•

Responsible for market, liquidity, and counterparty credit risk oversight, assessment, and reporting. It does these in coordination with IBRD’s financial managers who are responsible for the day-to-day execution of trades for the liquid asset and derivative portfolios, within applicable policy and guideline limits.

•

Ensures effective oversight, including: (i) maintaining sound credit assessments, (ii) addressing transaction and product risk issues, (iii) providing an independent review function, (iv) monitoring market and counterparty risk in the investment, borrowing and client operation portfolios, and (v) implementing the model risk governance framework. It also provides reports to the Audit Committee and the Board on the extent and nature of risks, risk management, and oversight.

Operational Risk Department

•	Provides direction and oversight for operational risk activities by business function.

•

Key operational risk management responsibilities include: (i) administering the Operational Risk Committee (ORC) for IBRD, (ii) implementing the operational risk management framework which is aligned with Basel principles and provides direction to business unit partners to ensure consistent application, (iii) assisting and guiding business units in identifying and prioritizing significant operational risks and enabling monitoring and reporting of risks through suitable metrics (or risk indicators), (iv) helping identify emerging risks and trends through monitoring of internal and external risk events, (v) supporting risk response and mitigating actions, and prepares a corporate Operational Risk Report for review and discussion by the ORC.

•	Responsible for business continuity management, enterprise risk management functions and corporate insurance.

The risk of IBRD’s operations not meeting their development outcomes (development outcome risk) in IBRD’s lending activities is monitored at the corporate level by Operations Policy and Country Services (OPCS). Where fraud and corruption risks may impact IBRD-financed projects, OPCS, the regions and practice groups, and the Integrity Vice Presidency jointly address such issues.

Figure 20 depicts IBRD’s management risk committee structure for financial and operational risks.

Figure 20: Risk Committee Structure for Financial and Operational Risks

Financial Risk Committees:

The Finance and Risk Committee (FRC), a Vice President level committee, provides a high-level governance structure for decisions that may have financial risks. The FRC was created under the authority of the Managing Director and WBG Chief Financial Officer (MDCFO) to approve, clear, or discuss: (a) risk policy and procedure documents related to financial integrity, income sustainability and balance sheet strength, and (b) issues new business initiatives with policy implications related to IBRD’s financial risks, including country credit, market, counterparty, liquidity and model risks; and operational risks related to the finance business functions. The FRC helps to integrate individual components of finance and risk management activities by building on mechanisms and processes already in place and provides a forum for discussing and communicating significant risk related issues. The FRC meets regularly to discuss new products and services, and financial risk management of IBRD.

New Business Committee (NBC) is a standing subcommittee of the FRC. The NBC provides advice, guidance and recommendations to the FRC, by performing due diligence over new financial products or services to ensure that Management has a full understanding of the rationale, costs, risks and rewards of the product or service being considered.

Asset Liability Management Committee (ALCO), a Vice President-level committee chaired by the MDCFO, provides a high-level forum to ensure prudent balance sheet management of IBRD by: a) monitoring its financial positions and Asset-Liability Management (ALM) activities for compliance with its respective guidelines, policies and procedures, including borrowing and investment activities; b) identifying and providing recommendations on emerging ALM issues for IBRD, as well as those related to capital, balance-sheet planning, and financial sustainability and c) serving as reviewing and recommending body for ongoing decisions as part of implementing the ALM policies and procedures of IBRD, including those that impact lending rates and net income.

Operational Risk Committees:

The Enterprise Risk Committee (ERC) is a corporate committee that has oversight over operational and non-financial risks across IBRD. Chaired by the Managing Director and Chief Administrative Officer (MDCAO), it consists of a Vice President level committee to review and discuss enterprise risk matters. Specifically, the Committee has a governance role over risk matters relating to corporate security, business continuity and IT security.

Operational Risk Committee (ORC) is the main governance committee for operational risk and provides a mechanism for an integrated review and response across IBRD units on operational risks associated with people, processes, and systems, including business continuity, and recognizing that business units remain responsible for managing operational risks. The Committee’s key responsibilities include monitoring significant operational risk matters and events on a quarterly basis to ensure that appropriate risk-response measures are taken and reviewing and concluding on IBRD’s overall operational risk profile. The ORC is chaired by the CRO and escalates significant risks/decisions to the FRC and ERC.

Box 6: Summary of IBRD’s Specific Risk Categories
Types of Risk	How the Risk is Managed
Credit Risk
Country Credit Risk	IBRD’s credit-risk-bearing capacity and individual country exposure limits
Counterparty Credit Risk	Counterparty credit limits and collateral
Market Risk
Interest Rate Risk	Interest rate derivatives to match the sensitivity of assets and liabilities
Exchange Rate Risk	Currency derivatives to match the currency composition of assets and liabilities
Liquidity Risk	Prudential minimum liquidity level
Operational Risk	Risk assessment and monitoring of key risk indicators and internal and external operational risk events

Management of IBRD’s Risks

IBRD assumes financial risks in order to achieve its development and strategic objectives. IBRD’s financial risk management framework is designed to enable and support the institution in achieving its goals in a financially sustainable manner. IBRD manages credit, market and operational risks for its financial activities, which include lending, borrowing and investing (Box 6). The primary financial risk to IBRD is the country credit risk inherent in its loan portfolio. IBRD is also exposed to risks in its liquid asset and derivative portfolios, where the major risks are interest rate, exchange rate, commercial counterparty, and liquidity risks. IBRD’s operational risk management framework is based on a structured and uniform approach to identify, assess and monitor key operational risks across business units.

In an effort to maximize IBRD’s capacity to lend to member countries for development purposes, IBRD limits its exposure to market and counterparty credit risks. In addition, to ensure that the financial risks associated with its loans and other exposures do not exceed its risk-bearing capacity, IBRD uses a strategic capital adequacy framework as a key medium-term capital planning tool.

Geopolitical Events and COVID-19 Pandemic

Ukraine

The war in Ukraine that began in February 2022 has negatively impacted regional and global financial markets and economic conditions. It has also created significant needs for humanitarian and other critical support. From the outbreak of the conflict, through June 30, 2022, IBRD committed $1,073 million and disbursed $1,428 million (including commitments made prior to the start of the war) to help the government of Ukraine provide critical services.

As of June 30, 2022, IBRD’s loans outstanding to Ukraine and the Russian Federation were $7.8 billion and $0.1 billion, respectively (3.4% and 0.1% of the total loans outstanding, respectively). Of the total loans outstanding to Ukraine, $1.1 billion are guaranteed by third parties. In addition, IBRD issued $685 million of guarantees to Ukraine that were outstanding as of June 30, 2022.

COVID-19

As a result of the ongoing COVID-19 pandemic, IBRD continues to respond to client needs and operate its core business functions effectively by utilizing technology for remote work, where needed. IBRD will continue to prioritize the health and safety of its staff through mitigation measures, including vaccination, masking, and testing.

As of June 30, 2022, despite the broad impact of geopolitical events and the COVID-19 pandemic on macroeconomic conditions, IBRD had sufficient resources to meet its liquidity requirements and continues to have access to capital market resources. The liquid asset portfolio was 138% of the Target Liquidity Level.

Management remains vigilant in assessing funding needs in the medium and longer-term to manage the effect of possible severe market movements.

IBRD’s capital adequacy, as indicated by Equity-to-Loans ratio, remains stable (Figure 21 and Table 29) and above the minimum level.

As of the reporting date, country credit risk and counterparty credit risk remain in line with the existing governance framework and established credit limits. The loan loss provisions include IBRD’s current assessment of country credit risk. The fair values of related financial instruments reflect counterparty credit risk in IBRD’s portfolios. Developments in the market continue to be closely monitored and managed.

Capital Adequacy

IBRD holds capital to cover the credit, market and operational risks inherent in its operating activities and financial assets. Country credit risk is the most substantive risk covered by IBRD’s equity.

IBRD’s capital adequacy is the degree to which its equity is sufficient to withstand unexpected shocks. IBRD’s Board monitors IBRD’s capital adequacy within a strategic capital adequacy framework and uses the equity-to-loans ratio as a key indicator of capital adequacy. The framework seeks to ensure that IBRD’s equity is aligned with the financial risk associated with its loan portfolio as well as other exposures over a medium-term capital-planning horizon. Under the currency management policy, to minimize exchange rate risk, IBRD matches its borrowing obligations in any one currency (after derivatives) with assets in the same currency. In addition, IBRD periodically undertakes currency conversions to align the currency composition of its equity with that of its outstanding loans, across major currencies.

Figure 21: Equity-to-Loans Ratio

Table 29: Equity-to-Loans Ratio

In millions of U.S. dollars

			Variance
As of June 30,	2022	2021	Total	Due to Activities	Due to Translation Adjustment
Usable paid-in capital	$19,352	$18,583	$769	$1,257	$(488)
Special reserve	293	293	—	—	—
General reserve [a]	32,053	31,464	589	589	—
Cumulative translation adjustment [b]	(1,342)	(268)	(1,074)	—	(1,074)
Other adjustments [c]	125	(75)	200	—	200

Equity (usable equity)	$50,481	$49,997	$484	$1,846	$(1,362)

Loans exposure	$229,344	$220,564	$8,780	$14,874	$(6,094)
Present value of guarantees	2,703	3,079	(376)	(159)	(217)
Effective but undisbursed DDOs	598	—	598	598	—
Relevant accumulated provisions	(2,142)	(1,630)	(512)	(562)	50
Deferred loan income	(510)	(495)	(15)	(29)	14
Other exposures	(743)	(723)	(20)	(20)	—

Loans (total exposure)	$229,250	$220,795	$8,455	$14,702	$(6,247)

Equity-to-Loans Ratio	22.0%	22.6%

a.	Includes transfer to the General Reserve, which for FY22 (FY21) was approved by the Board on August 4, 2022 (August 5, 2021).
b.	Excludes cumulative translation amounts associated with the unrealized mark-to-market gains/losses on non-trading portfolios, net.
c.	Includes cumulative translation gains on non-functional currencies of $173 million for FY22 ($27 million losses for FY21).

IBRD’s equity-to-loans ratio decreased to 22.0% as of June 30, 2022, compared with 22.6% as of June 30, 2021, above the 20% minimum threshold level (Table 29). The decline was due to the increase of approximately $14.7 billion in total exposure, partially offset by the receipt of capital subscription payments of $1.3 billion and the retention of $0.6 billion in the General Reserve out of FY22 allocable income.

Credit Risk

IBRD faces two types of credit risk: country credit risk and counterparty credit risk. Country credit risk is the risk of loss due to a country not meeting its contractual obligations, and counterparty credit risk is the risk of loss attributable to a counterparty not honoring its contractual obligations. IBRD is exposed to commercial as well as non-commercial counterparty credit risk.

Country Credit Risk

IBRD’s mandate is to take only sovereign credit risk in its lending activities. Within country credit risk, three distinct types of risks can be identified: idiosyncratic risk, correlation risk, and concentration risk. Idiosyncratic risk is the risk of an individual borrowing country’s exposure falling into nonaccrual status for country-specific reasons (such as policy slippage or political instability). Correlation risk is the risk that exposure to two or more borrowing countries will fall into nonaccrual in response to common global or regional economic, political, or financial developments. Concentration risk is the risk resulting from having a large portion of exposure outstanding which, if the exposure fell into nonaccrual, would result in IBRD’s financial health being excessively impaired. Concentration risk needs to be evaluated both on a stand-alone basis (exposure of one borrowing country) and when taking into account correlation when more than one borrowing country is affected by a common event, such that when combined, IBRD’s exposure to a common risk is elevated.

To estimate idiosyncratic risk and stand-alone concentration risk, the Credit Risk Department looks at IBRD’s exposure to each borrowing country and each borrowing country’s expected default to IBRD as captured in its credit rating. Credit ratings and default probabilities reflect country economic, financial and political circumstances, and also consider environmental, social and governance (ESG) risk factors. For correlation risk, the Credit Risk Department models the potential common factors that could impact borrowing countries simultaneously. The existence of correlation increases the likelihood of large nonaccrual events, as most of these nonaccrual events involve the joint default of two or more obligors in the portfolio.

IBRD manages country credit risk by using individual country exposure limits and produces credit risk ratings for all its borrowing countries. In addition, IBRD conducts stress tests of the effects of changes in market variables and of potential geopolitical events on its portfolio to complement its capital adequacy framework.

Portfolio Concentration Risk

Portfolio concentration risk, which arises when a small group of borrowers, accounts for a large share of loans outstanding, is a key concern for IBRD. It is carefully managed for each borrowing country, in part, through an exposure limit for the aggregate balance of loans outstanding, the present value of guarantees, and the undisbursed portion of Deferred Drawdown Options (DDOs) that have become effective, among other potential exposures. Under current guidelines, IBRD’s exposure to a single borrowing country is restricted to the lower of an Equitable Access Limit (EAL) or the Single Borrower Limit (SBL).

Equitable Access Limit

The EAL is equal to 10% of IBRD’s Statutory Lending Limit (SLL). Under IBRD’s Articles, as applied, total loans outstanding, including participations in loans and callable guarantees, may not exceed the sum of unimpaired subscribed capital, reserves and surplus, referred to as the SLL. The SLL seeks to ensure that sufficient resources are available to meet IBRD’s obligations to bondholders in the highly unlikely event of substantial and historically unprecedented losses on IBRD’s loans. As of June 30, 2022, the SLL totaled $339.0 billion, of which the outstanding loans and callable guarantees totaled $235.7 billion, or 69.5% of the SLL. The EAL was $34.0 billion, as of June 30, 2022.

Single Borrower Limit

The SBL amount is established, in part, by assessing its impact on overall portfolio risk relative to equity. The SBL caps the maximum exposure to IBRD’s most creditworthy and largest borrowing countries in terms of population and economic size. The SBL framework reflects a dual-SBL system, with the SBL for countries above the Graduation Discussion Income (GDI) threshold set lower than the SBL for countries below GDI. GDI is the level of GNI per capita of a member country above which graduation from IBRD starts being discussed. The GDI threshold was $7,155 as of July 1, 2021. Under the dual-SBL system, the SBL for FY22 was $24.9 billion for highly creditworthy countries below the GDI and $21.2 billion for highly creditworthy countries above the GDI. The SBL framework also contains a 50-basis point surcharge (SBL surcharge) payable on the incremental exposure in excess of the SBL surcharge threshold (defined as $2.5 billion below the SBL for the respective GDI group). In the event that a borrowing country eligible for one of the limits set under the SBL framework is downgraded to the high-risk category, management may determine that the borrowing country continue to be eligible for borrowing at the currently applicable limit, but the borrowing country would not be eligible for any future increases in the SBL approved by the Board. During FY22, there were two countries below-GDI and two countries above-GDI, which have their exposure limits set at the applicable SBLs. For all other countries, the individual country exposure limits were set below the relevant SBL. In the context of IBRD’s overall response to the impact of the COVID 19 crisis, on June 17, 2021, the Board approved temporary relief from the SBL surcharge by excluding all financings approved between May 20, 2021 and the end of FY22 for purposes of calculating whether a country’s exposure exceeds the SBL surcharge threshold. Operations excluded from the SBL surcharge calculation will continue to count towards SBL compliance.

As of June 30, 2022, the ten countries with the highest exposures accounted for about 61% of IBRD’s total exposure (Figure 22: Country Exposures as of June 30, 2022). IBRD’s largest exposure to a single borrowing country was $18.7 billion on June 30, 2022. Monitoring these exposures relative to the limits, however, requires consideration of the repayment profiles of existing loans, as well as disbursement profiles and projected new loans and guarantees.

Sustainable Annual Lending Limit (SALL)

The Financial Sustainability Framework (FSF) requires IBRD to align its annual lending levels to its long-term sustainable capacity, while retaining flexibility to respond to crises by maintaining a crisis buffer.

The SALL is the maximum annual commitment level sustainable, in real terms, for 10 years in line with IBRD’s capital adequacy framework and the Statutory Lending Limit set out in IBRD’s Articles, as determined by management. Under the FSF, the Board annually approves a crisis buffer. The crisis buffer-adjusted sustainable annual lending limit (SALL-Adj) serves as the upper bound for regular lending in the next year. For the fiscal year ending June 30, 2022 the SALL-Adj was $28.0 billion. On June 28, 2022, the Board approved a crisis buffer of $5.0 billion, resulting in a SALL-Adj of $27.0 billion for FY23. Based on the final lending outcome for FY22, resulting in a carryover of $4.5 billion from the FY22 crisis buffer, the applicable FY23 lending ceiling is $36.5 billion.

Figure 22: Country Exposures as of June 30, 2022

In billions of U.S. dollars

Credit-Risk-Bearing Capacity

Management uses risk models to estimate the size of a potential nonaccrual shock that IBRD could face over the next three years at a given confidence level. The model-estimated nonaccrual shock is a single measure of the credit quality of the portfolio that combines the following:

•	IBRD’s country-credit-risk ratings and their associated expected risk of default;

•	Covariance risks;

•	The loan portfolio’s distribution across risk rating categories; and

•	The exposure concentration.

The shock estimated by this risk model is used in IBRD’s capital adequacy testing to determine the impact of potential nonaccrual events on equity and income earning capacity.

Expected Losses, Overdue Payments, and Non-Performing Loans

The loan loss provision is calculated by taking into account IBRD’s total estimated exposure, the Expected Default Frequency (EDF), i.e. probability of default, and the assumed loss in the event of default. Expected losses inherent in the loan portfolio attributable to country credit risk are covered by the accumulated provision for losses on loans and other exposures, while unexpected losses owing to country credit risk are covered by equity (see Notes to the Financial Statements, Note A: Summary of Significant Accounting and Related Policies and Note D: Loans and Other Exposures).

When a borrower fails to make payments due to IBRD on any principal, interest, or other charges, IBRD may suspend disbursements immediately on all loans to that borrower. IBRD’s current practice is to exercise this option using a graduated approach (Box 7). These practices also apply to member countries eligible to borrow from both IBRD and IDA, and whose payments on IDA loans may become overdue. It is IBRD’s practice not to reschedule interest or principal payments on its loans or participate in debt rescheduling agreements with respect to its loans. As of June 30, 2022, there were no principal or interest amounts on loans in accrual status, that were overdue by more than three months.

As of June 30, 2022, 0.2% of IBRD’s loans were in nonaccrual status and all related to Zimbabwe. The exposures to Zimbabwe were $428 million as of June 30, 2022, compared with $432 million as of June 30, 2021. IBRD received a payment of $3 million from Zimbabwe in FY22 (FY21: $1.5 million).

Box 7: Treatment of Overdue Payments
Overdue by 30 days

Where the borrower is the member country, no new loans to the member country, or to any other borrower in the country, will be presented to the Board for approval, nor will any previously approved loan be signed, until payments for all amounts 30 days overdue or longer have been received. Where the borrower is not the member country, no new loans to that borrower will be signed or approved. In either case, the borrower will lose its eligibility for any waiver of interest charges in effect at that time for loans signed before May 16, 2007, and those loans signed between May 16, 2007, and September 27, 2007, if the borrowers elected not to convert the terms of their loans to the pricing terms effective September 27, 2007. For loans with the pricing terms applicable from May 16, 2007, an overdue interest penalty will be charged at a rate of 50 basis points on the overdue principal. In addition, if an overdue amount remains unpaid for a period of 30 days, then the borrower will pay a higher interest rate (LIBOR + fixed spread) plus 50 basis points on the overdue principal amount until the overdue amount is fully paid.

Overdue by 45 days

In addition to the provisions cited above for payments overdue by 30 days, to avoid proceeding further on the notification process leading to suspension of disbursements, the country as borrower or guarantor and all borrowers in the country must pay not only all payments overdue by 30 days or more, but also all payments due regardless of the number of days since they have fallen due. Where the borrower is not the member country, no new loans to, or guaranteed by, the member country, will be signed or approved. Additionally, all borrowers in the country will lose eligibility for any waivers of interest in effect at the time.

Overdue by 60 days

In addition to the suspension of approval for new loans and signing of previously approved loans, disbursements on all loans to, or guaranteed by, the member country are suspended until all overdue amounts are paid. This policy applies even when the borrower is not the member country. Under exceptional circumstances, disbursements can be made to a member country upon the Board’s approval.

Overdue by more than six months

All loans made to, or guaranteed by, a member of IBRD are placed in nonaccrual status, unless IBRD determines that the overdue amount will be collected in the immediate future. Unpaid interest and other charges not yet paid on loans outstanding are deducted from the income for the current period. To the extent that these payments are received, they are included in income. At the time of arrears clearance, if collectability risk is considered to be particularly high, the member’s exposures may not automatically emerge from nonaccrual status. In such instances, a decision is made on the restoration of accrual status on a case-by-case basis; in certain cases, this decision may be deferred until after a suitable period of payment performance has passed.

Counterparty Credit Risk

IBRD is exposed to commercial and non-commercial counterparty credit risk.

Commercial Counterparty Credit Risk

Commercial counterparty credit risk is the risk that counterparties fail to meet their payment obligations under the terms of the contract or other financial instruments. Effective management of counterparty credit risk is vital to the success of IBRD’s funding, investment, and asset/liability management activities. The monitoring and management of these risks is continuous as the market environment evolves.

IBRD mitigates the counterparty credit risk from its investment and derivative holdings through the credit approval process, the use of collateral agreements and risk limits, and other monitoring procedures. The credit approval process involves evaluating counterparty and product-specific creditworthiness, assigning internal credit ratings and limits, and determining the risk profile of specific transactions. Credit limits are set and monitored throughout the year. Counterparty exposure is updated daily, considering the current market values of assets held, estimates of potential future movements of exposure for derivative instruments, and related counterparty collateral agreements, where collateral posting requirements are based on thresholds driven by public credit ratings. Collateral held includes cash and highly rated liquid investment securities. Commercial credit risk management includes ESG related assessments in the approval and monitoring of higher exposure counterparties for the liquid asset portfolio and for derivative counterparties. In addition, third-party ESG scores of the liquid asset portfolio and derivative exposures are monitored.

IBRD’s liquid asset investment portfolio consists mostly of sovereign government bonds, debt instruments issued by sovereign government agencies, and bank time deposits. More than half of these investments are with issuers and counterparties rated triple-A and AA (Table 30).

Derivative Instruments

In the normal course of its business, IBRD enters into various derivative instruments to manage foreign exchange and interest rate risks. These derivatives are used mainly to meet the financial needs of IBRD borrowers and to manage the institution’s exposure to fluctuations in interest and exchange rates. These transactions are conducted with other financial institutions and, by their nature, entail commercial counterparty credit risk.

While the volume of derivative activity can be measured by the contracted notional value of derivatives, notional value is not an accurate measure of credit or market risk. IBRD uses the estimated replacement cost of the derivative instrument, or potential future exposure to measure counterparty credit risk with these trading partners.

Under IBRD’s collateral arrangements, IBRD receives collateral when mark-to-market exposure is greater than the ratings based collateral threshold. As of June 30, 2022, IBRD had received collateral of cash and securities totaling $0.6 billion.

IBRD is not required to post collateral under its derivative agreements as long as it maintains a triple-A credit rating. (For the contractual value, notional amounts, related credit risk exposure amounts, and the amount IBRD would be required to post in the event of a downgrade, see Notes to Financial Statements, Note F: Derivative Instruments).

Investment Securities

The Board-approved General Investment Authorization provides the basic authority for IBRD to invest its liquid assets. Furthermore, all investment activities are conducted in accordance with a more detailed set of Investment Guidelines. The Investment Guidelines are approved by the MDCFO and implemented by the Treasurer. These Investment Guidelines set out detailed trading and operational rules, including which instruments are eligible for investment, and establish risk parameters relative to benchmarks. These include an overall consultative loss limit and duration deviation, specifying concentration limits on counterparties and instrument classes, as well as clear lines of responsibility for risk monitoring and compliance. Credit risk is controlled by applying eligibility criteria (Box 8).

The overall market risk of the investment portfolio is subject to a consultative loss limit to reflect a level of tolerance for the risk of underperforming the benchmark in any fiscal year. IBRD has procedures in place to monitor performance against this limit and potential risks, and it takes appropriate actions if the limit is reached. All investments are subject to additional conditions specified by the Chief Risk Officer, as deemed necessary.

IBRD’s exposure to futures and options and resale agreements is marginal. For futures and options, IBRD generally closes out open positions prior to expiration. Futures are settled on a daily basis. In addition, IBRD monitors the fair value of resale securities received and, if necessary, closes out transactions and enters into new repriced transactions.

Management has broadened its universe of investment assets in an effort to achieve greater diversification in the portfolio and better risk-adjusted investment performance. This exposure is monitored by the Market and Counterparty Risk Department.

Box 8: Eligibility Criteria for IBRD’s Investments [a]
Instrument Securities	Description
Sovereigns

IBRD may only invest in obligations issued or unconditionally guaranteed by governments of member countries with a minimum credit rating of AA-. However, no rating is required if government obligations are denominated in the national currency of the issuer.

Agencies

IBRD may invest only in obligations issued by an agency or instrumentality of a government of a member country, a multilateral organization, or any other official entity (other than the government of a member country), with a minimum credit rating of AA-.

Corporates and asset-backed securities	IBRD may only invest in securities with a triple-A credit rating.
Time deposits [b]	IBRD may only invest in time deposits issued or guaranteed by financial institutions, whose senior debt securities are rated at least A-.
Commercial Paper	IBRD may only invest in short-term borrowings (less than 190 days) from commercial banks, corporates, and financial institutions with at least two Prime-1 ratings.
Securities lending, and borrowing, repurchases, resales, and reverse repurchases

IBRD may engage in securities lending against adequate collateral, repurchases and reverse repurchases, against adequate margin protection, of the securities described under the sovereigns, agencies, and corporates and asset-backed security categories.

Collateral Assets

IBRD may engage in collateralized forward transactions, such as swap, repurchase, resale, securities lending, or equivalent transactions that involve certain underlying assets not independently eligible for investment. In each case, adequate margin protection needs to be received.

a.	All investments are subject to approval by the Market and Counterparty Risk Department and must appear on the “Approved List” created by the department.
b.	Time deposits include certificates of deposit, bankers’ acceptances, and other obligations issued or unconditionally guaranteed by banks or other financial institutions.

Commercial Counterparty Credit Risk Exposure

As a result of IBRD’s use of collateral arrangements for swap transactions, its residual commercial counterparty credit risk is concentrated in the investment portfolio, in instruments issued by sovereign governments and non-sovereign holdings (including agencies and asset-backed securities) (Table 30).

Table 30: Commercial Credit Exposure, Net of Collateral Held, by Counterparty Rating

In millions of U.S. dollars

	As of June 30, 2022
	Investments
Counterparty Rating [a]	Sovereigns	Non-Sovereigns	Net Swap Exposure	Total Exposure	% of Total
AAA	$21,582	$10,398	$—	$31,980	40%
AA	1,520	28,413	68	30,001	37
A	6,060	11,890	88	18,038	23
BBB	—	48	—	48	*
BB or lower/unrated	39	5	2	46	*

Total	$29,201	$50,754	$158	$80,113	100%

	As of June 30, 2021
	Investments
Counterparty Rating [a]	Sovereigns	Non-Sovereigns	Net Swap Exposure	Total Exposure	% of Total
AAA	$25,186	$10,136	$—	$35,322	41%
AA	2,828	23,525	628	26,981	31
A	12,188	11,999	191	24,378	28
BBB	—	56	—	56	*
BB or lower/unrated	40	8	—	48	*

Total	$40,242	$45,724	$819	$86,785	100%

a.

Average rating is calculated using available ratings from the three major rating agencies; however, if ratings are not available from each of the three rating agencies, IBRD uses the average of the ratings available from any of such rating agencies or a single rating to the extent that an instrument or issuer (as applicable) is rated by only one rating agency.

*	Indicates amount less than $0.5 million or percentage less than 0.5%.

IBRD’s overall commercial counterparty credit exposure, net of collateral held, was $80.1 billion as of June 30, 2022. As shown on Table 30, the credit quality of IBRD’s portfolio remains concentrated in the upper end of the credit spectrum, with 77% of the portfolio rated AA or above and the remaining portfolio primarily rated A. The A rated counterparties primarily consisted of sovereigns and financial institutions (limited to short-term deposits and swaps).

Non-Commercial Counterparty Credit Risk

In addition to its derivative transactions with commercial counterparties, IBRD offers derivative-intermediation and other services to borrowing member countries, as well as to affiliated and non-affiliated organizations, to help meet their development needs or to carry out their development mandates (see Table 31).

Table 31: Non-Commercial Counterparty Credit Risk

In millions of U.S. dollars

Exposures as of June 30, 2022

Non-Commercial Counterparty	Instrument used	Purpose of derivative transaction	Notional	Net Exposure
Borrowing Member Countries	Derivatives	Assist borrowing member countries with managing risks	$8,467	$272
Affiliated Organization	Derivatives	Intermediation on behalf of IDA	278	8
Non-Affiliated Organization	Derivatives	Assist IFFIm with managing risks	3,236	4

			$11,981	$284

•

Borrowing Member Countries: Currency and interest rate swap transactions are executed between IBRD and its borrowers under master derivative agreements. As of June 30, 2022, the notional amounts and net fair value exposures under these agreements were $8.5 billion and $0.3 billion, respectively. Expected losses inherent in these exposures due to country credit risk are incorporated in the fair value of these instruments.

•

Affiliated Organizations: Derivative contracts are executed between IBRD and IDA, under an agreement allowing IBRD to intermediate derivative contracts on behalf of IDA. As of June 30, 2022, the notional amount under this agreement was $0.3 billion. As of June 30, 2022, IBRD had exposure of $8 million to IDA. Under its derivative agreement with IBRD, IDA is not required to post collateral as long as it maintains liquidity holdings at pre-determined levels. As of June 30, 2022, IDA was not required to post any collateral with IBRD.

•

Non-Affiliated Organizations: IBRD has a master derivatives agreement with IFFIm, under which several transactions have been executed. As of June 30, 2022, the notional amounts and net fair value exposures under this agreement were $3.2 billion and $4 million, respectively. IBRD has the right to call for collateral above an agreed specified threshold. As of June 30, 2022, IBRD had not exercised this right, but it reserves the right under the existing terms of the agreement. Rather than calling for collateral, IBRD and IFFIm have agreed to manage IBRD’s exposure by applying a risk management buffer to the gearing ratio limit. The gearing ratio limit represents the maximum amount of IFFIm’s net financial obligations less cash and liquid assets, as a percentage of the net present value of its financial assets.

Credit and Debit Valuation Adjustments

Most outstanding derivative positions are transacted over the counter and therefore valued using internally developed valuation models. For commercial and non-commercial counterparties where IBRD has a net exposure (net receivable position), IBRD calculates a Credit Valuation Adjustment (CVA) to reflect credit risk. For net derivative positions with commercial and non-commercial counterparties where IBRD is in a net payable position, IBRD calculates a Debit Valuation Adjustment (DVA) to reflect its own credit risk.

The CVA is calculated using the fair value of the derivative contracts, net of collateral received under credit support agreements, and the probability of counterparty default based on the Credit Default Swaps (CDS) spread and, where applicable, proxy CDS spreads. IBRD does not currently hedge this exposure. The DVA calculation is generally consistent with the CVA methodology and incorporates IBRD’s own credit spread as observed through the CDS market. As of June 30, 2022, IBRD recorded a CVA on its Balance Sheet of $2 million, and a DVA of $571 million.

Effect of Changes in Credit Spreads

The sensitivity of IBRD’s portfolios to changes in credit spreads is shown in Table 32, where the amount represents the dollar change in fair value which corresponds to a one basis point parallel upward shift in credit spreads.

•

Investments: IBRD purchases investment-grade securities for its liquid asset portfolio. Credit risk is controlled through appropriate eligibility criteria (see Box 8). The overall risk of the investment portfolio is also constrained by a consultative loss limit. In line with these risk management strategies, the potential effect of default risk on IBRD’s investment portfolio is therefore small. The effect of credit changes on the market value of the investment portfolio is also relatively limited; a one-basis-point change in the credit spreads of the investment assets would have an estimated impact of $1 million on the market value of the portfolio.

•

Borrowings: IBRD had $564 million of unrealized mark-to-market gains due to the change in IBRD’s own credit relative to LIBOR in FY22. As shown in Table 32, the dollar value change corresponding to a one basis-point upward parallel shift in credit spreads (IBRD’s own credit relative to LIBOR) is $92 million of unrealized mark-to-market gains.

•

Loans: IBRD’s fair value model represents a hypothetical exit price of the loan portfolio. It incorporates CDS spreads as an indicator of the credit risk for each borrower, after adjusting recovery levels to incorporate IBRD’s institutional experience and assumptions. These assumptions are reviewed annually. The dollar value change corresponding to a one-basis-point parallel rise in CDS rates on the loan portfolio is $2 million of unrealized mark-to-market losses. IBRD does not hedge its sovereign credit exposure, but Management assesses its credit risk through a proprietary loan-loss provisioning model. Loan-loss provision represents the expected losses inherent in its accrual and nonaccrual portfolios. As discussed earlier, IBRD’s country credit risk is managed by using individual country exposure limits and by monitoring its credit-risk-bearing capacity.

•

Derivatives: IBRD uses derivatives to manage exposures to currency and interest rate risks in its investment, loan, other ALM and borrowing portfolios. It is therefore exposed to commercial counterparty credit risk on these instruments. This risk is managed through:

•	Stringent selection of commercial derivative counterparties,

•	Daily marking-to-market of derivative positions, and

•	Use of collateral and collateral thresholds for all commercial counterparties.

Table 32: Effect of Credit on IBRD’s Portfolios

In millions of U.S. dollars

As of June 30, 2022	Credit Effect on Portfolio Sensitivity [a]
Borrowing portfolio	$92
Loan portfolio [b]	(2)
Other ALM portfolio	(*)
Investment portfolio	(1)

Total gains	$89

a.	Excludes CVA and DVA on derivatives.
b.	If loans were measured at fair value
*	Sensitivity is marginal.

Market Risk

IBRD is exposed to changes in interest and exchange rates, and it uses various strategies to minimize its exposure to market risk.

Interest Rate Risk

Under its current interest rate risk management strategy, IBRD seeks to match the interest rate sensitivity of its assets (loan and investment trading portfolios) with those of its liabilities (borrowing portfolio) by using derivatives, such as interest rate swaps. These derivatives effectively convert IBRD’s financial assets and liabilities into variable-rate instruments. After considering the effects of these derivatives, virtually the entire loan and borrowing portfolios are carried at variable interest rates (Figure 24 and Figure 25).

The sensitivity of these portfolios to interest rate movements, after the effect of derivatives, is shown in Table 33 below where the amount represents the dollar change in fair value corresponding to a one basis point parallel upward shift in interest rates as of June 30, 2022.

•

Investment Trading Portfolio: After the effects of derivatives, the duration of the investment trading portfolio is less than three months. As a result, the portfolio has a low sensitivity to changes in interest rates, resulting in small fair value adjustments to income.

•

Loan and Borrowing Portfolios: In line with IBRD’s financial risk management strategies, the sensitivity of IBRD’s loan and borrowing portfolios to changes in interest rates is relatively small. As noted earlier, IBRD intends to maintain its positions for these portfolios and thus manages these instruments on a cash flow basis. The resulting net unrealized mark-to-market gains and losses on these portfolios, associated with the small sensitivity to interest rates, are therefore not expected to be realized.

•

Other ALM Portfolio: At the end of FY22, a one basis-point increase in interest rates would result in unrealized mark-to-market losses of $15 million on the other ALM portfolio (unrealized mark-to-market losses of $16 million at the end FY21).

Table 33: Effect of Interest Rates on IBRD’s Portfolios

In millions of U.S. dollars

As of June 30, 2022	Interest Rate Effect on Portfolio Sensitivity [a]
Borrowing portfolio	$5
Loan portfolio [b]	(7)
Other ALM portfolio	(15)
Investment portfolio	(1)

Total losses	$(18)

a.	After the effects of derivatives.
b.	If loans were measured at fair value.

Figure 23 depicts how the use of derivatives affects the overall sensitivity of the borrowing, loan, other ALM and investment portfolios. It indicates the extent to which each portfolio is economically hedged. For example, for the borrowing portfolio, a one basis point increase in interest rates would result in $92 million of unrealized mark-to-market gains on bonds, which would be offset by $87 million of unrealized mark-to-market losses on swaps. Loan sensitivities are illustrative as loans are carried at amortized cost on the Balance Sheet.

Figure 23: Sensitivity to Interest Rates

(Dollar change in fair value corresponding to a one-basis-point upward parallel shift in interest rates)

In millions of U.S. dollars

Borrowing Portfolio	Loan Portfolio	Other ALM	Investment Portfolio

Figure 24: Effect of Derivatives on Interest Rate Structure of the Borrowing Portfolio—June 30, 2022

In millions of U.S. dollars, except for ratios

a.	Excludes discount notes.
*	Denotes percentage less than 0.5%.

Figure 25: Effect of Derivatives on Interest Rate Structure of the Loan Portfolio—June 30, 2022

In millions of U.S. dollars, except for ratios

*	Denotes percentage less than 0.5%.

Alignment of Assets and Liabilities – IBRD borrows in multiple currency and interest rate bases worldwide and lends the proceeds of those borrowings to eligible member countries. IBRD offers its borrowers the option of converting the currency and interest rate bases on their loans where there is a liquid swap market, thereby enabling them to select loan terms that are best suited to their circumstances. Such options meet borrowers’ preferences and help mitigate their currency and interest rate risk. In the absence of active risk management, IBRD would be exposed to substantial market risk and asset-liability management imbalances. To address such imbalances, IBRD uses derivatives to swap its payment obligations on bonds to a currency and interest rate basis that is aligned with its loan portfolio. Likewise, when a borrower exercises a conversion option on a loan to change its currency or interest rate basis, IBRD uses derivatives to convert its exposure back to a currency and interest rate basis that is aligned with its loan portfolio. Thus, IBRD’s payment obligations on its borrowings are aligned with its loans funded by such borrowings – generally, after the effect of derivatives, IBRD primarily pays U.S. dollar, short-term variable rates on its borrowings, and receives U.S. dollar, short-term variable rates on its loans. Figure 26 below illustrates the use of derivatives in the loan and borrowing portfolios:

Figure 26: Use of Derivatives for Loans and Borrowings

Derivatives are also used to manage market risk in the liquidity portfolio. In line with its development mandate, IBRD maintains a large liquidity balance to ensure that it can make payments on its borrowing obligations and loan disbursements, even in the event of severe market disruptions. Pending disbursement, the liquidity portfolio is invested on a global basis in multiple currencies and interest rates. Derivatives are also used to align the currency and duration of investments with the debt funding the liquidity portfolio. Figure 27 below illustrates the use of derivatives in the liquidity portfolio:

Figure 27: Use of Derivatives for Investments

Other ALM – Given most loans carry variable rates, for the portion of loans that are funded by equity, loan interest revenue, if left unmanaged, would be highly sensitive to fluctuations in short-term interest rates. The equity-to-loans ratio of 22.0% indicates the portion of loans funded by equity. To manage this exposure, Management has put in place a framework with the primary goal of stabilizing this revenue. Under this framework, IBRD uses derivatives to convert the variable rate cash flows on loans funded by equity back to fixed rate cash flows, thereby stabilizing loan interest revenue over time. See Figure 28 below.

Figure 28: Use of Derivatives for Other ALM

Although interest rates have been rising, low and negative interest rates present a challenge for various IBRD portfolios.

Loans to borrowing countries:

Under IBRD’s loan agreements, if an interest rate formula yields a negative rate, the interest rate charged is zero.

Liquid Asset Portfolio:

IBRD’s existing guidelines allow for the investment in a wide variety of credit products in both developed and emerging market economies (see investment eligibility criteria in Box 8). However, even markets with negative rates can provide positive spread returns once the investment is swapped back into a U.S. dollar floating rate basis. In FY22, IBRD’s liquid asset portfolio incurred unrealized mark-to-market losses due to the sharp increase in interest rates. However, excluding these unrealized mark-to-market losses, IBRD was able to generate a positive spread on its liquid asset portfolio.

The interest rate risk on IBRD’s liquid asset portfolio, including the risk that the value of assets in the portfolio will fluctuate in response to changes in market interest rates, is managed within specified duration-mismatch limits. The liquid asset portfolio has spread exposure because IBRD holds instruments other than the short-term bank deposits represented by the portfolios’ London Interbank Bid Rate (LIBID) benchmark. These investments generally yield positive returns over the benchmark but can generate mark-to-market losses if their spreads relative to LIBOR widen.

Fixed Spread Loan Refinancing Risk

Refinancing risk for funding fixed-spread loans relates to the potential impact of any future deterioration in IBRD’s funding spread relative to what was computed in the fixed spread. IBRD does not match the maturity of its funding with that of its fixed spread loans as this would result in significantly higher financing costs for all loans. Instead, IBRD targets a shorter average funding maturity and manages the refinancing risk through two technical components of the fixed spread loans pricing, both of which can be changed at Management’s discretion for new loan offers. (see Table 13):

•	Projected funding cost: Management’s best estimate of average funding costs over the life of the loan.

•	Risk premium: A charge for the risk that actual funding costs are higher than projected Liquid Asset Portfolio Spread Exposure.

Effective April 1, 2021, IBRD’s offering of loans on fixed spread terms has been suspended.

Other Interest Rate Risks

Interest rate risk also arises from other variables, including differences in timing between the contractual maturities or re-pricing of IBRD’s assets, liabilities, and derivative instruments. On variable-rate assets and liabilities, IBRD is exposed to timing mismatches between the re-set dates on its variable-rate receivables and payables. IBRD monitors these exposures and may execute overlay interest rates swaps to reduce sizable timing mismatches.

Alternative Reference Rate

In July 2017, the Financial Conduct Authority (FCA), the regulator of LIBOR, announced that it would no longer compel panel banks to submit rates required to calculate LIBOR after December 31, 2021, and therefore, market participants, including IBRD and its borrowers needed to move to alternative reference rates. In March 2021, the FCA confirmed that all the LIBOR settings will either cease to be provided by any administrator or no longer be representative, as follows:

Type of LIBOR	Setting	Date of cessation
GBP LIBOR	All settings	December 31, 2021
EUR LIBOR
CHF LIBOR
JPY LIBOR
USD LIBOR	1-week, 2-month
USD LIBOR	Remaining settings, including 6-month	June 30, 2023

In consideration of the regulatory guidance and in preparation for the global markets’ transition away from LIBOR, IBRD took the necessary steps to facilitate a smooth and orderly transition of its financial instruments effected by alternative reference rates.

In FY20, the Board endorsed an omnibus amendment process with borrowers for certain existing loan agreements to address inadequate fallback provisions for LIBOR replacement and a notification process, allowing IBRD to maintain and preserve the pre-existing relationship between its funding costs and lending rates and maintain the principles of fairness and equivalence for any replaced reference rate. The majority of IBRD loans were denominated in USD, EUR, GBP and JPY as of December 31, 2021. IBRD adopted the following alternative reference rates: SOFR for USD denominated loans, Euro Interbank Offered Rate (EURIBOR) for EUR denominated loans, Sterling Overnight Index Average (SONIA) for GBP denominated loans, and Tokyo Overnight Average Rate (TONA) for JPY denominated loans. Through these processes, the vast majority of its borrowers’ loans were ready for transition by December 31, 2021. Effective January 1, 2022, IBRD offers new loans with alternative reference rates and ceased to offer LIBOR based loans.

Out of the total loans outstanding of $229,344 million as of June 30, 2022, approximately 62% have transitioned and 10% are still subject to transition to alternative reference rates. The remaining 28% of the total loans outstanding are not required to transition to alternative reference rates. The switch over of existing variable spread and non-USD fixed spread loans to alternative reference rates began in January 2022, at the loan reset dates, which concluded as of June 30, 2022. The remaining USD fixed spread loans will begin transitioning in July 2023, as the loans reset.

Out of the total derivative portfolio notional value as of June 30, 2022, less than 1% have transitioned and 71% are still subject to transition to alternative reference rates. The remaining 29% of the total derivative portfolio notional is not subject to transition to alternative reference rates. For the vast majority of these trades, IBRD either has sufficient provisions in the derivative agreements with its counterparties, has adhered to the International Swaps and Derivatives Association (ISDA) 2020 IBOR Fallbacks Protocol (IBOR Protocol) or works bilaterally with counterparties, to ensure a smooth transition to alternative reference rates.

As of June 30, 2022, about 98% of IBRD’s borrowing portfolio either carries fixed interest rates or is not subject to transition to alternative reference rates.

IBRD will continue to work with key stakeholders, including internal subject matter experts, senior management, borrowers, industry groups and other market participants, to mitigate potential financial and operational risks to which IBRD is exposed, and to ensure an orderly transition to the alternative reference rates.

Exchange Rate Risk

IBRD holds the majority of its assets and liabilities in U.S. dollars and euro. However, the reported levels of its assets, liabilities, income, and expenses in the financial statements are affected by exchange rate movements in all the currencies in which IBRD transacts, relative to its reporting currency, the U.S. dollar. IBRD’s functional currencies are the U.S. dollar and euro. Currency translation adjustments relating to euro-denominated balances are reflected in other comprehensive income, a component of equity. Currency translation adjustments relating to non-euro denominated balances (non-functional currencies) are reported in the Statement of Income. While IBRD’s equity could be affected by exchange rate movements, IBRD’s risk management policies work to minimize the exchange rate risk in its capital adequacy, by immunizing the equity-to-loans ratio against exchange rate movements.

To minimize exchange rate risk, IBRD matches its borrowing obligations in any one currency (after derivative activities) with assets in the same currency (Figure 29). In addition, IBRD undertakes periodic currency conversions to align the currency composition of its equity with that of its outstanding loans across major currencies. Together, these policies are designed to minimize the impact of exchange rate fluctuations on the equity-to-loans ratio; thereby preserving IBRD’s ability to better absorb unexpected losses from arrears on loan repayments, regardless of exchange movements. As a result, exchange rate movements during the year generally do not have a material impact on the overall equity-to-loans ratio.

Figure 29: Currency Composition of Loan and Borrowing Portfolios as of June 30, 2022

*	Denotes percentage less than 0.5%.

Liquidity Risk

Liquidity risk arises in the general funding of IBRD’s activities and in managing its financial position. It includes the risk of IBRD being unable to fund its portfolio of assets at appropriate maturities and rates, and the risk of being unable to liquidate a position in a timely manner at a reasonable price.

Under IBRD’s liquidity management guidelines, aggregate liquid asset holdings are kept at or above a specified Prudential Minimum to safeguard against cash flow interruptions.

The Target Liquidity Level represents twelve-months’ coverage as calculated at the start of every fiscal year. The Prudential Minimum is defined as 80% of the Target Liquidity Level. The maximum guideline of 150% of Target Liquidity Level continues to function as a guideline rather than a hard ceiling (see Table 34).

Table 34: Liquidity Levels

Effective for FY22	In billions of U.S. dollars	% of Target Liquidity Level
Target Liquidity Level	$57.0
Guideline Maximum Liquidity Level	85.5	150%
Prudential Minimum Liquidity Level	45.6	80%
Liquid Asset Portfolio as of June 30,2022	$78.8	138%

The FY23 Target Liquidity Level is set at $54 billion, $3 billion lower than the FY22 Target Liquidity Level due to the lower projected debt service for FY23.

Operational Risk

Operational risk is defined as the risk of financial loss or damage to IBRD’s reputation resulting from inadequate or failed internal processes, people and systems, or from external events.

IBRD recognizes the importance of operational risk management activities, which are embedded in its financial operations. As part of its business activities, IBRD is exposed to a range of operational risks including physical security and staff health and safety, data and cyber security, business continuity, and third-party vendor risks. IBRD’s approach to identifying and managing operational risk includes a dedicated program for these risks and a robust process that includes assessing and prioritizing operational risks, monitoring and reporting relevant key risk indicators, aggregating and analyzing internal and external events, and identifying emerging risks that may affect business units and developing risk response and mitigating actions.

Cybersecurity Risk Management

IBRD’s operations rely on the secure processing, storage and transmission of confidential and other information in computer systems and networks. As is the case for financial institutions generally, cybersecurity risk continues to be significant for IBRD due to the evolving sophistication and complexity of the cyber threat landscape. These risks are unavoidable and IBRD seeks to manage them on a cost-effective basis consistent with its risk appetite.

To protect the security of its computer systems, software, networks and other technology assets, IBRD has developed its cybersecurity risk management program, consisting of cybersecurity policies, procedures, compliance and awareness programs. IBRD deploys a multi-layered approach for cybersecurity risk management to help prevent and detect malicious activity, both from within the organization and from external sources. In managing emerging cyber threats such as malware including ransomware, denial of service and phishing attacks, IBRD strives to adapt its technical and process-level controls and raise the level of user awareness to mitigate the risk.

IBRD periodically assesses the maturity and effectiveness of its cyber defenses through risk mitigation techniques, including but not limited to, targeted testing, internal and external audits, incident response tabletop exercises and industry benchmarking.

Section X: Contractual Obligations

In conducting its business, IBRD takes on contractual obligations that may require future payments. These include borrowings, operating leases, contractual purchases, capital expenditures, and other long-term liabilities. Table 35 shows IBRD’s contractual obligations for the next five years and thereafter; it excludes the following obligations reflected on IBRD’s balance sheet: undisbursed loans, amounts payable for currency and interest rate swaps, amounts payable for investment securities purchased, guarantees, and cash received under agency arrangements.

•	Borrowings: IBRD issues debt in the form of securities to private and governmental buyers.

•

Operating Leases: IBRD leases real estate and equipment under lease agreements for varying periods. Operating lease expenditures represent future cash payments for real estate-related obligations and equipment, based on contractual amounts.

•	Contractual Purchases: IBRD is a party to various obligations to purchase products and services, which are purchase commitments in the ordinary course of business.

•

Other Long-Term Liabilities: IBRD provides a variety of benefits to its employees. As some of these benefits are of a long-term nature, IBRD records the associated liability on its balance sheet. The obligations payable represents expected benefit payments as well as contributions to the pension plans. These include future service and pay accruals for current staff and new staff projections for the next 10 years.

Operating leases, contractual purchases and capital expenditures, and other long-term obligations, include obligations shared with IDA, IFC, and MIGA under cost-sharing and service arrangements. These arrangements reflect the WBG strategy of maximizing synergies, to best leverage resources for development (see Notes to Financial Statements, Note H: Transactions with Affiliated Organizations).

Table 35: Contractual Obligations

In millions of U.S. dollars

	As of June 30, 2022
	Due in 1 year or Less	Due after 1 Year through 3 Years	Due after 3 Years through 5 Years	Due After 5 years	Total
Borrowings (at fair value)	$42,289	$60,757	$46,642	$85,485	$235,173
Operating leases	58	112	95	1,232	1,497
Contractual purchases	49	60	—	—	109
Other long-term liabilities	686	144	96	181	1,107

Total	$43,082	$61,073	$46,833	$86,898	$237,886

Section XI: Pension and Other Post-Retirement Benefits

Governance

IBRD participates, along with IFC and MIGA, in pension and post-retirement benefit plans. The Staff Retirement Plan (SRP), Retired Staff Benefits Plan (RSBP), and PEBP (collectively called the “Plans”) are defined benefit plans and cover substantially all WBG employees, retirees and their beneficiaries. Costs, assets, and liabilities associated with the Plans are allocated among IBRD, IFC, and MIGA, based on their employees’ respective participation in the Plans. Costs allocated to IBRD are subsequently shared with IDA, based on an agreed cost-sharing ratio (see Notes to Financial Statements, Note J: Pension and Other Post-Retirement Benefits).

The benefits of the Plans at retirement are determined pursuant to the Plan Documents adopted by the Board (Plan Document). IBRD has a contractual obligation to make benefit payments to the Plans’ beneficiaries. The governance mechanism of the Plans, including the funding and investment policies described here, are designed to support this objective.

There are two committees that govern the Plans. From a governance standpoint, both committees are independent of IBRD and the Board.

•	The Pension Finance Committee (PFC), which is responsible for the financial management of the Plans and is supported by the Pension Finance Administrator.

•	The Pension Benefits Administration Committee (PBAC), which is responsible for the administration of the benefits of the Plans.

Contributions to the SRP and RSBP are irrevocable, with assets held in separate trusts, and the PEBP assets are included in IBRD’s investment portfolio. IBRD acts as trustee for the Plans and the assets are used for the exclusive benefit of the participants and their beneficiaries. The objective of the Plans is to accumulate sufficient assets to meet future pension benefit obligations. As of June 30, 2022, IBRD and IDA’s share of the assets amounted to $29.6 billion (see Table 36). This represents the accumulated contributions paid into the plans net of benefit payments, together with the accumulated value of investment earnings, net of related expenses.

Funding and Investment Policies

The key policies underpinning the financial management of the Plans, including the determination of WBG contributions and the investment of Plan assets, are the funding and investment policies. The objective of these policies is to ensure that the Plans have sufficient assets to meet benefit payments over the long term. The funding policy, as approved by the PFC, establishes the rules that determine the WBG’s contributions. The policy seeks to fund the Plans in a consistent and timely manner, while at the same time avoiding excessive volatility in WBG contributions. The funding policy determines how much the WBG must contribute annually to sustain and ensure the accumulation of sufficient assets over time to meet the expected benefit payments. Under the Plan Document, the PFC determines the WBG contribution based on actuarial valuations. IBRD is required to make the contribution determined by the PFC. In FY22, the WBG’s rate for contributions to the Plans was 19.33% of net salaries.

The Projected Benefit Obligation (PBO) is derived from AA-rated corporate bonds, as required by U.S. GAAP. The selection of this rate as the basis for the discount rate is to establish a liability equivalent to an amount that if invested in high-quality fixed income securities would match the benefit payment stream. While this measure is based on an objective, observable market rate, it does not necessarily reflect the realized or expected returns of the Plan which depend on how the Plans are managed and invested. The PBO for funding purposes is discounted using a 3.5% real discount rate since the funding strategy for the Plans is based on a target of 3.5% real return on investments. This rate constitutes the long-term return objective for the Plan’s assets, referred to as the Long-Term Real Return Objective (LTRRO), which Management has followed since the year ended June 30, 1999 and recently reaffirmed under the strategic asset allocation review in April 2021. If the return on pension assets is 3.5% in real terms and contributions are made at the actuarially required rates (which reflect the long- term cost of the plan benefit), the Plan benefits will be funded over time.

The assets of the Plans are diversified across a variety of asset classes, with the objective of achieving returns consistent with the LTRRO over the long term without taking undue risks. The returns on investments for the Plans have met or exceeded the LTRRO on a consistent basis in the long term as well as in recent years. The PFC periodically reviews the LTRRO for appropriateness. See Notes to Financial Statements, Note J: Pension and Other Post-Retirement Benefits for asset allocation, expected return on Plan assets and assumptions used to determine the PBO.

Environmental, Social and Governance (ESG) Policies

The Plan has a long-standing ESG policy that reflects the latest developments and an understanding of responsible investments and ESG integration. The ESG policy is based on a principled and pragmatic approach in accordance with and subject to the fiduciary standard applicable to the administration and investment of Plan assets. The Plan’s ESG policy states that consideration of ESG factors, including but not limited to environmental practices, worker safety and health standards, and corporate governance, can add value to the investment process and affect assessment of the risk and return characteristics of investments.

Projected Benefit Obligation

Given that pension plan liabilities can be defined and measured in different ways, it is possible to have different funded status measures for the same plans. The most widely used and publicly disclosed measure of pension plan liabilities is the PBO measure required under U.S. GAAP. It reflects the present value of all retirement benefits earned by participants (adjusted for assumed inflation) as of a given date, including projected salary increases to retirement. Therefore, the PBO measure is an appropriate metric for assessing the ability of the Plans to cover expected benefits as of a certain date. The underlying actuarial assumptions used to determine the PBO, accumulated benefit obligations, and funded status associated with the Plans are based on financial market interest rates, experience, and Management’s best estimate of future benefit changes, economic conditions and earnings from plan assets.

Table 36: Funded Status of the Plans

In millions of U.S. dollars

	As of June 30, 2022
	SRP	RSBP	PEBP	Total
PBO	$(21,831)	$(3,666)	$(2,107)	$(27,604)
Plan assets	$23,745	$4,061	$1,791	$29,597

Net position	$1,914	$395	$(316)	$1,993

IBRD’s funded status				941

	As of June 30, 2021
	SRP	RSBP	PEBP	Total
PBO	$(24,728)	$(4,235)	$(2,339)	$(31,302)
Plan assets	$24,408	$4,145	$1,806	$30,359

Net position	$(320)	$(90)	$(533)	$(943)

IBRD’s funded status				(451)

The discount rate used to convert future obligations into today’s dollars is derived from high-grade, AA-rated corporate bond yields as required by U.S. GAAP. The overall overfunded status of the pension plans for IBRD and IDA of $2 billion as of June 30, 2022, net of PEBP assets, was primarily due to the actuarial gains in the projected benefit obligations as a result of the increase in the real discount rate. As the Plans are managed with a long-term horizon, results over shorter time periods may be impacted positively or negatively by market fluctuations.

Section XII: Critical Accounting Policies and the Use of Estimates

IBRD’s significant accounting policies, as well as estimates made by Management, are integral to its financial reporting. While all of these policies require a certain level of judgment and estimates, significant policies require Management to make highly difficult, complex, and subjective judgments as these relate to matters inherently uncertain and susceptible to change. Note A to the financial statements contains a summary of IBRD’s significant accounting policies including a discussion of recently issued accounting pronouncements.

Fair Value of Financial Instruments

The fair values of financial instruments are based on a three-level hierarchy. For financial instruments classified as Level 1 or 2, less judgment is applied in arriving at fair value measures as the inputs are based on observable market data. For financial instruments classified as Level 3, unobservable inputs are used. These require Management to make important assumptions and judgments in determining fair value measures. Investments measured at net asset value per share (or its equivalent) are not classified in the fair value hierarchy.

Most of IBRD’s financial instruments which are recorded at fair value are classified as Levels 1 and 2. Table 37 presents the summary of the fair value of financial instruments recorded at fair value on a recurring basis, and the amounts measured using significant Level 3 inputs. IBRD’s level 3 instruments are mainly structured bonds and related swaps held in the borrowing portfolio; these use market observable inputs and unobservable inputs such as correlations and interest rate volatilities. There were no Level 3 instruments in IBRD’s investment or loan portfolios as of June 30, 2022. All of IBRD’s loans were carried at amortized cost as of June 30, 2022.

Table 37: Fair Value Level 3 Summary

In millions of U.S. dollars

For the fiscal year ended June 30,	2022		2021
	Level 3	Total Balance	Level 3	Total Balance
Total Assets at fair value	$120	$93,312	$616	$106,654
As a percentage of total assets	0.13%		0.58%
Total Liabilities at fair value	$4,596	$266,344	$4,877	$273,487
As a percentage of total liabilities	1.73%		1.78%

IBRD reviews the methodology, inputs, and assumptions on a quarterly basis to assess the appropriateness of the fair value hierarchy classification of each financial instrument.

Some financial instruments are valued using pricing models. The valuation group, which is independent of the treasury and risk management functions, reviews all financial instrument models affecting financial reporting through fair value and assesses model appropriateness and consistency. The review looks at whether the models accurately reflect the characteristics of the transaction and its risks, the suitability and convergence properties of numerical algorithms, the reliability of data sources, the consistency of the treatment with models for similar products, and sensitivity to input parameters and assumptions that cannot be priced from the market.

Reviews are conducted of new and/or changed models, as well as previously validated models, to assess whether any changes in the product or market may have affected the model’s continued validity and whether any theoretical or competitive developments may require reassessment of the model’s adequacy.

The financial models used for input to IBRD’s financial statements are subject to both internal and periodic external verification and review by qualified personnel.

In cases where Management relies on instrument valuations supplied by external pricing vendors, procedures are in place to validate the appropriateness of the models used, as well as the inputs applied in determining those values.

Provision for Losses on Loans and Other Exposures

IBRD evaluates estimated exposures over the life of loans and other exposures, to incorporate undisbursed loan commitments in the measure of exposure, and to incorporate estimations of future market conditions for a reasonable and supportable forecast period along with historical experience. The overall provision for expected losses is the sum of the computed annual losses, taking into account borrower risk ratings and associated expected default frequencies, estimates of exposure, and severity of loss given default.

For loans carried at fair value, if any, the credit risk assessment is a determinant of fair value.

The determination of a borrower’s risk rating is based on complex variables such as: political risk, external debt and liquidity, fiscal policy and the public debt burden, balance of payments risks, economic structure and growth prospects, monetary and exchange rate policy, and financial sector risks and corporate sector debt and other vulnerabilities. Additionally, estimations of disbursements and repayments of exposures are made, as well as estimations of future interest cash flows based on forward looking market variables.

IBRD periodically reviews these variables and reassesses the adequacy of the accumulated provision accordingly. Actual losses may differ from expected losses owing to unforeseen changes in any of the variables affecting the creditworthiness or estimates inherent in the exposure measurements of borrowers.

The Credit Risk Committee monitors aspects of country credit risk, in particular, reviewing the provision for losses on loans and guarantees taking into account, among other factors, any changes in exposure, risk ratings of borrowing member countries, or movements between the accrual and nonaccrual portfolios.

The accumulated provision for loan losses is reported separately in the balance sheet as a reduction from IBRD’s total loans outstanding. The accumulated provision for losses on loan commitments and other exposures is included in accounts payable and miscellaneous liabilities. Increases or decreases in the accumulated provision for losses on loans and other exposures are reported in the Statement of Income as a provision for losses on loans and other exposures (see Notes to Financial Statements: Note A: Summary of Significant Accounting and Related Policies and Note D: Loans and Other Exposures).

Pension and Other Post-Retirement Benefits

The underlying actuarial assumptions used to determine the PBO, accumulated benefit obligations, and funded status associated with IBRD pension and other post-retirement benefit plans are based on financial market interest rates, experience, and Management’s best estimate of future benefit changes and economic conditions. All costs, assets and liabilities associated with these plans are allocated between IBRD, IFC, and MIGA based upon their employees’ respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost-sharing ratio. IDA, IFC and MIGA reimburse IBRD for their proportionate share of any contributions made to these plans by IBRD. Contributions to the plans are calculated as a percentage of salary (see Notes to Financial Statements, Note J: Pension and Other Post-Retirement Benefits).

Section XIII: Governance and Controls

Figure 30: Governance Structure

Business Conduct

The WBG promotes a positive work environment in which staff members understand their ethical obligations to the institution. In support of this commitment, the institution has a Code of Conduct in place. The WBG has both an Ethics Help Line and a Fraud and Corruption hotline. A third-party service offers many methods of worldwide communication. Reporting channels include telephone, mail, email, or confidential submission through a website.

IBRD has in place procedures for receiving, retaining, and handling recommendations and concerns relating to business conduct identified during the accounting, internal control, and auditing processes.

WBG staff rules clarify and codify the staff’s obligations in reporting suspected fraud, corruption, or other misconduct that may threaten the operations or governance of the WBG. These rules also offer protection from retaliation.

General Governance

IBRD’s decision-making structure consists of the Board of Governors, Executive Directors, the President, Management, and staff. The Board of Governors is the highest decision-making authority. Governors are appointed by their member governments for a five-year term, which is renewable. The Board of Governors may delegate authority to the Executive Directors to exercise any of its powers, except for certain powers enumerated in IBRD’s Articles. IBRD has its own policies and frameworks that are carried out by staff that share responsibilities over both IBRD and IDA.

In addition, IBRD and IDA have joint internal institutional oversight units which play an assurance role to shareholders and management that IBRD’s work is impactful and accountable, informed by best practices, and delivered to the highest ethical standards with risk management controls and governance processes that are functioning effectively. Expenses for these oversight units, including the Executive Directors, were $116.6 million in FY22 (and $111.7 million FY21) shared between IBRD and IDA.

Executive Directors

In accordance with IBRD’s Articles, Executive Directors are appointed or elected every two years by their member governments. The Board currently has 25 Executive Directors, who represent all 189 member countries. Executive Directors are neither officers nor staff of IBRD. The President is the only member of the Board from management, and he serves as a non-voting member and as Chairman of the Board.

The Board is required to consider proposals made by the President on IBRD loans, grants and guarantees and on other policies that affect its general operations. The Board is also responsible for presenting to the Governors, at the Annual Meetings, audited accounts, an administrative budget, and an annual report on operations and policies and other matters.

The Board and its committees are in continuous session based in Washington DC, as business requires. Each committee’s terms of reference establish its respective roles and responsibilities. As committees do not vote on issues, their role is primarily to serve the Board in discharging its responsibilities.

The committees are made up of eight members and function under their respective stipulated terms of reference. These committees are as follows:

•	Audit Committee - assists the Board in overseeing IBRD’s finances, accounting, risk management and internal controls (see further explanation below).

•

Budget Committee - assists the Board in approving the World Bank’s budget and in overseeing the preparation and execution of IBRD’s business plans. The committee provides guidance to management on strategic directions of IBRD.

•

Committee on Development Effectiveness - supports the Board in assessing IBRD’s development effectiveness, providing guidance on strategic directions of IBRD, monitoring the quality and results of operations.

•

Committee on Governance and Executive Directors’ Administrative Matters - assists the Board on issues related to the governance of IBRD, the Board’s own effectiveness, and the administrative policy applicable to Executive Directors’ offices.

•

Human Resources Committee - strengthens the efficiency and effectiveness of the Board in discharging its oversight responsibility on the World Bank’s human resources strategy, policies and practices, and their alignment with the business needs of the organization.

Audit Committee

Membership

The Audit Committee consists of eight Executive Directors. Membership in the Committee is determined by the Board, based on nominations by the Chairman of the Board, following informal consultation with Executive Directors.

Key Responsibilities

The Audit Committee is appointed by the Board for the primary purpose of assisting the Board in overseeing IBRD’s finances, accounting, risk management, internal controls and institutional integrity. Specific responsibilities include:

•	Oversight of the integrity of IBRD’s financial statements.

•	Appointment, qualifications, independence and performance of the External Auditor.

•	Performance of the Group Internal Audit Department.

•

Adequacy and effectiveness of financial and accounting policies and internal controls and the mechanisms to deter, prevent and penalize fraud and corruption in IBRD operations and corporate procurement.

•	Effective management of financial, fiduciary and compliance risks in IBRD.

•	Oversight of the institutional arrangements and processes for risk management across IBRD.

In carrying out its role, the Audit Committee discusses financial issues and policies that affect IBRD’s financial position and capital adequacy with Management, external auditors, and internal auditors. It recommends the annual audited financial statements for approval to the Board. The Audit Committee monitors and reviews developments in corporate governance and its own role on an ongoing basis.

Executive Sessions

Under the Audit Committee’s terms of reference, it may convene an executive session at any time, without Management’s presence. The Audit Committee meets separately in executive sessions with the external and internal auditors.

Access to Resources and to Management

Throughout the year, the Audit Committee receives a large volume of information to enable it to carry out its duties and meets both formally and informally throughout the year to discuss relevant matters. It has complete access to Management, and reviews and discusses with Management topics considered in its terms of reference.

The Audit Committee has the authority to seek advice and assistance from outside legal, accounting, or other advisors as it deems necessary.

Auditor Independence

The appointment of the external auditor for IBRD is governed by a set of Board-approved principles. These include:

•	Limits on the external auditor’s provision of non-audit-related services

•	Requiring all audit-related services to be pre-approved on a case-by-case basis by the Board, upon recommendation of the Audit Committee, and

•	Renewal of the external audit contract every five years, with a limit of two consecutive terms and mandatory rotation thereafter.

The external auditor may provide non-prohibited, non-audit related services subject to monetary limits. Broadly, the list of prohibited non-audit services include those that would put the external auditor in the roles typically performed by management and in a position of auditing their own work, such as accounting services, internal audit services, and provision of investment advice. The total non-audit services fees over the term of the relevant external audit contract shall not exceed 70 percent of the audit fees over the same period.

Communication between the external auditor and the Audit Committee is ongoing and carried out as often as deemed necessary by either party. The Audit Committee meets periodically with the external auditor and individual committee members have independent access to the external auditor. IBRD’s external auditors also follow the communication requirements with the Audit Committee as set out under generally accepted auditing standards in the United States.

External Auditors

The external auditor is appointed to a five-year term, with a limit of two consecutive terms, and is subject to annual reappointment based on the recommendation of the Audit Committee and approval of a resolution by the Board.

Following a mandatory rebidding of the external audit contract, IBRD’s Board approved the appointment of Deloitte & Touche LLP as IBRD’s external auditor for a five-year term from FY19 through FY23, subject to annual reappointment. In addition, in May 2022, IBRD’s Board approved Deloitte & Touche LLP as IBRD’s external auditor for a second five-year term commencing in FY24.

Senior Management Changes

The following changes were effective January 1, 2022:

•	Jingdong Hua, Vice President and Treasurer of the World Bank, retired.

•	Jorge Familiar was appointed to the role of Vice President and Treasurer of the World Bank.

•	Pamela O’Connell was appointed as the Vice President and World Bank Group Controller, succeeding Jorge Familiar in that role.

Internal Control

Internal Control Over Financial Reporting

Each fiscal year, Management evaluates the internal controls over financial reporting to determine whether any changes made in these controls during the fiscal year materially affect, or would be reasonably likely to materially affect, IBRD’s internal control over financial reporting. The internal control framework promulgated by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), “Internal Control—Integrated Framework (2013)” provides guidance for designing, implementing and conducting internal control and assessing its effectiveness. IBRD uses the 2013 COSO framework to assess the effectiveness of the internal control over financial reporting. As of June 30, 2022, management maintained effective internal control over financial reporting. See “Management’s report regarding effectiveness of Internal Control over Financial Reporting” on page 72.

IBRD’s internal control over financial reporting was audited by Deloitte & Touche LLP, and their report expresses an unqualified opinion on the effectiveness of IBRD’s internal control over financial reporting as of June 30, 2022. See Independent Auditor’s Report on page 74.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to ensure that information required to be disclosed is gathered and communicated to Management as appropriate, to allow timely decisions regarding required disclosure by IBRD. Management conducted an evaluation of the effectiveness of such controls and procedures and the President and the MDCFO have concluded that these controls and procedures were effective as of June 30, 2022.

Appendix

Glossary of Terms

Articles: IBRD’s Articles of Agreement

Below GDI Country: Country whose Gross National Income per capita is below the Graduation Discussion Income as published in the Per Capita Income Guidelines for Operational Purposes.

Board: The Executive Directors as established by IBRD’s Articles of Agreement.

Budget Anchor: Efficiency measure that IBRD uses to monitor the coverage of its net administrative expenses by its loan spread revenue.

Capital Adequacy: A measure of IBRD’s ability to withstand unexpected shocks and is based on the amount of IBRD’s usable equity expressed as a percentage of its loans and other related exposures.

Credit Default Swaps (CDS): A derivative contract that provides protection against deteriorating credit quality and allows one party to receive payment in the event of a default or specified credit event by a third party.

Credit Valuation Adjustment (CVA): The CVA represents the counterparty credit risk exposure and is reflected in the fair value of derivative instruments.

Debit Valuation Adjustment (DVA): DVA on Fair Value Option (FVO) Elected Liabilities that corresponds to the change in fair value of the liability presented under the FVO that relate to the instrument specific credit risk (“own-credit risk”).

Duration: Provides an indication of the sensitivity of underlying yield to changes in interest rates.

Equity-to-Loans Ratio: The Board monitors IBRD’s capital adequacy within a Strategic Capital Adequacy Framework, using the equity-to-loans ratio as a key indicator of IBRD’s capital adequacy. For details on the ratio, see Table 29.

Loan Spread Revenue, Net: The spread between loan returns and associated debt cost, assuming loans are fully funded by debt.

Lower-Middle-Income Countries: For FY22 income groups are classified according to the 2020 gross national income (GNI) per capita. For lower-middle-income countries, the GNI range was $1,046 to $4,095.

Maintenance of Value (MOV): Under IBRD’s Articles, members are required to maintain the value of their subscriptions of national currency paid-in, which is subject to certain restrictions. MOV is determined by measuring the foreign exchange value of a member’s national currency against the standard of value of IBRD’s capital based on the 1974 SDR.

Lending Operations: Total projects from a fiscal year based on project approval date as of June 30 of the fiscal year.

Net Commitments: Commitments net of full terminations and cancellations approved in the same fiscal year and include guarantee commitments and guarantee facilities that have been approved by the Executive Directors.

Net Loan Disbursements: Loan disbursements net of repayments and prepayments.

Prudential Minimum: The minimum amount of liquidity that IBRD is required to hold and is defined as 80% of the Target Liquidity Level.

Sustainable Annual Lending Limit (SALL): The level of lending that can be sustained in real terms over 10 years.

Strategic Capital Adequacy Framework: Evaluates IBRD’s capital adequacy as measured by stress tests and an appropriate minimum level for the long-term equity-to-loans ratio. The equity-to-loans ratio provides a background framework in the context of annual net income allocation decisions, as well as in the assessment of the initiatives for the use of capital. The framework has been approved by the Board.

Single Borrower Limit (SBL): The maximum authorized exposure to IBRD’s most creditworthy and largest borrowing countries in terms of population and economic size.

Statutory Lending Limit (SLL): Under IBRD’s Articles, as applied, the total amount outstanding of loans, participations in loans, and callable guarantees may not exceed the sum of unimpaired subscribed capital, reserves and surplus.

Target Liquidity Level (TLL): The twelve- month Target Liquidity Level is calculated before the end of each fiscal year based on Management’s estimates of projected net loan disbursements approved at the time of projection and twelve months of debt-service for the upcoming fiscal year. This twelve-month estimate becomes the target for the upcoming fiscal year.

U.S. GAAP: Accounting principles generally accepted in the United States of America.

World Bank: The World Bank consists of IBRD and IDA.

World Bank Group (WBG): The World Bank Group consists of IBRD, IDA, IFC, MIGA, and ICSID.

Abbreviations and Acronyms

AFDB:	African Development Bank	IFLs:	IBRD Flexible Loans

AMC:	Advance Market Commitment for Vaccines against Pneumococcal Diseases	IPF:	Investment Project Financing

AOCI:	Accumulated Other Comprehensive Income	LIBID:	London Interbank Bid Rate

BETF:	IBRD-Executed Trust Funds	LIBOR:	London Interbank Offered Rate

BOG:	Board of Governors	LLP:	Loan Loss Provision

COSO:	Committee of Sponsoring Organizations of the Treadway Commission	LTRRO:	Long-Term Real Return Objective

CCSAs:	Cross-Cutting Solution Areas	MDB:	Multilateral Development Bank

CDS:	Credit Default Swaps	MDCAO:	Managing Director and World Bank Group Chief Administrative Officer

CVA:	Credit Valuation Adjustment	MDCFO:	Managing Director and World Bank Group Chief Financial Officer

CRO:	Vice President and WBG Chief Risk Officer	MDCOO:	Managing Director and Chief Operating Officer

DDO:	Deferred Drawdown Option	MIGA:	Multilateral Investment Guarantee Agency

DPF:	Development Project Financing	MOV:	Maintenance-Of-Value

DTCs:	Developing and Transitional Countries	NBC:	New Business Committee

DVA:	Debit Valuation Adjustment	NCPIC:	National Currency Paid-in Capital

EAL:	Equitable Access Limit	ORC:	Operational Risk Committee

EDF:	Expected default frequency	PAF:	Pilot Auction Facility for Methane and Climate Change Mitigation

EEA:	Exposure Exchange Agreement	PEF:	Pandemic Emergency Financing Facility

EFOs:	Externally Financed Outputs	PBAC:	Pension Benefits Administration Committee

ESG:	Environmental, Social and Governance	PBO:	Pension Benefit Obligation

FASB:	Financial Accounting Standards Board	PCRF:	Post Retirement Contribution Reserve Fund

FIFs:	Financial Intermediary Funds	PEBP:	Post-Employment Benefit Plan

FRC:	Finance and Risk Committee	PFC:	Pension Finance Committee

GAVI:	Global Alliance for Vaccines and Immunization	PforR:	Program-for-Results

GCI:	General Capital Increase	RAS:	Reimbursable Advisory Services

GDI:	Graduation Discussion Income	RAMP:	Reserves Advisory Management Partnership

GNI:	Gross National Income	RETF:	Recipient-Executed Trust Funds

GMFs:	Grant-Making Facilities	RSBP:	Retired Staff Benefits Plan

GPs:	Global Practices	SALL:	Sustainable Annual Lending Limit

IADB:	Inter-American Development Bank	SCI:	Selective Capital Increase

IBRD:	International Bank for Reconstruction and Development	SDPL:	Special Development Policy Loans

ICSID:	International Centre for Settlement of Investment Disputes	SBL:	Single Borrower Limit

IFC:	International Finance Corporation	SLL:	Statutory Lending Limit

IDA:	International Development Association	SRP:	Staff Retirement Plan

IFFIm:	International Finance Facility for Immunization

Eligible Borrowing Member Countries by Region

Region	Countries
Eastern and Southern Africa	Angola, Botswana, Eswatini, Kenya*, Mauritius, Namibia, Seychelles, South Africa, Zimbabwe*

Western and Central Africa	Republic of Cabo Verde*, Cameroon*, Republic of Congo*, Equatorial Guinea, Gabon, Nigeria*

East Asia and Pacific	China, Fiji*, Indonesia, Malaysia, Mongolia, Nauru, Palau, Papua New Guinea*, Philippines, Thailand, Timor-Leste*, Vietnam

Europe and Central Asia	Albania, Armenia, Azerbaijan, Belarus, Bosnia and Herzegovina, Bulgaria, Croatia, Georgia, Kazakhstan, North Macedonia, Moldova, Montenegro, Poland, Romania, Russian Federation, Serbia, Türkiye, Turkmenistan, Ukraine, Uzbekistan*

Latin America and Caribbean	Argentina, Antigua and Barbuda, Belize, Bolivia, Brazil, Chile, Colombia, Costa Rica, Dominica*, Dominican Republic, Ecuador, El Salvador, Grenada*, Guatemala, Jamaica, Mexico, Panama, Paraguay, Peru, St. Kitts and Nevis, St. Lucia*, St. Vincent and the Grenadines*, Suriname, Trinidad and Tobago, Uruguay, Venezuela

Middle East and North Africa	Algeria, Arab Republic of Egypt, Islamic Republic of Iran, Iraq, Jordan, Lebanon, Libya, Morocco, Tunisia

South Asia	India, Pakistan*, and Sri Lanka

*	Blend countries eligible for IDA and IBRD loans

List of Tables, Figures and Boxes

Tables

Figures

Boxes

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

FINANCIAL STATEMENTS AND INTERNAL CONTROL REPORTS JUNE 30, 2022

MANAGEMENT’S REPORT REGARDING EFFECTIVENESS OF INTERNAL CONTROL OVER EXTERNAL FINANCIAL REPORTING

Management’s Report Regarding Effectiveness of

Internal Control over Financial Reporting

August 5, 2022

The management of the International Bank for Reconstruction and Development (IBRD) is responsible for the preparation, integrity, and fair presentation of its published financial statements. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include amounts based on informed judgments and estimates made by management.

The financial statements have been audited by an independent audit firm, which was given unrestricted access to all financial records and related data, including minutes of all meetings of the Executive Directors and their Committees. Management believes that all representations made to the independent auditors during their audit of IBRD’s financial statements and audit of its internal control over financial reporting were valid and appropriate. The independent auditors’ reports accompany the audited financial statements.

Management is responsible for establishing and maintaining effective internal control over financial reporting for financial statement presentations in conformity with accounting principles generally accepted in the United States of America. Management maintains a comprehensive system of controls intended to ensure that transactions are executed in accordance with management’s authorization, assets are safeguarded, and financial records are reliable. The system of internal control contains monitoring mechanisms, and actions are taken to correct deficiencies identified. Management believes that internal control over financial reporting supports the integrity and reliability of the external financial statements.

There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal controls can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal controls may vary over time.

IBRD assessed its internal control over financial reporting for financial statement presentation in conformity with accounting principles generally accepted in the United States of America as of June 30, 2022. This assessment was based on the criteria for effective internal control over financial reporting described in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this assessment, management believes that IBRD maintained effective internal control over financial reporting presented in conformity with accounting principles generally accepted in the United States of America as of June 30, 2022. The independent audit firm that audited the financial statements has issued an Independent Auditors Report which expresses an opinion on IBRD’s internal control over financial reporting.

The Executive Directors of IBRD have appointed an Audit Committee responsible for monitoring the accounting practices and internal controls of IBRD. The Audit Committee is comprised entirely of Executive Directors who are independent of IBRD’s management. The Audit Committee is responsible for recommending to the Executive Directors the selection of independent auditors. It meets periodically with management, the independent auditors, and the internal auditors to ensure that they are carrying out their responsibilities. The Audit Committee is responsible for performing an oversight role by reviewing and monitoring the financial, accounting and auditing procedures of IBRD in addition to reviewing IBRD’s financial reports. The independent auditors and the internal auditors have full and free access to the Audit Committee, with or without the presence of management, to discuss the adequacy of internal control over financial reporting and any other matters which they believe should be brought to the attention of the Audit Committee.

David Malpass

President

Anshula Kant

Managing Director and World Bank Group Chief Financial Officer

Pamela O’Connell

Vice President and World Bank Group Controller

INDEPENDENT AUDITORS’ REPORT ON MANAGEMENT’S ASSERTION REGARDING EFFECTIVENESS OF INTERNAL CONTROL OVER FINANCIAL REPORTING

Deloitte & Touche LLP 7900 Tysons One Place Suite 800 McLean, VA 22102 USA Tel: +1 703 251 1000 Fax: +1 703 251 3400 www.deloitte.com

INDEPENDENT AUDITOR’S REPORT

President and Board of Executive Directors

International Bank for Reconstruction and Development

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of International Bank for Reconstruction and Development (“IBRD”) as of June 30, 2022, based on the criteria established in the Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, IBRD maintained, in all material respects, effective internal control over financial reporting as of June 30, 2022, based on the criteria established in the Internal Control — Integrated Framework (2013) issued by COSO.

We also have audited, in accordance with auditing standards generally accepted in the United States of America (GAAS), the financial statements as of and for the year ended June 30, 2022 of IBRD, and our report dated August 5, 2022, expressed an unmodified opinion on those financial statements.

Basis for Opinion

We conducted our audit in accordance with GAAS. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of Internal Control over Financial Reporting section of our report. We are required to be independent of IBRD and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for Internal Control over Financial Reporting

Management is responsible for designing, implementing, and maintaining effective internal control over financial reporting, and for its assessment about the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report Regarding Effectiveness of Internal Control over Financial Reporting.

Auditor’s Responsibilities for the Audit of Internal Control over Financial Reporting

Our objectives are to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects and to issue an auditor’s report that includes our opinion on internal control over financial reporting. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit of internal control over financial reporting conducted in accordance with GAAS will always detect a material weakness when it exists.

In performing an audit of internal control over financial reporting in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•

Obtain an understanding of internal control over financial reporting, assess the risks that a material weakness exists, and test and evaluate the design and operating effectiveness of internal control over financial reporting based on the assessed risk.

Definition and Inherent Limitations of Internal Control over Financial Reporting

An entity’s internal control over financial reporting is a process effected by those charged with governance, management, and other personnel, designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with accounting principles generally accepted in the United States of America. An entity’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and those charged with governance; and (3) provide reasonable assurance regarding prevention, or timely detection and correction of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent, or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

August 5, 2022

INDEPENDENT AUDITORS’ REPORT

Deloitte & Touche LLP 7900 Tysons One Place Suite 800 McLean, VA 22102 USA Tel.: +1 703 251 1000 Fax: +1 703 251 3400 www.deloitte.com

INDEPENDENT AUDITOR’S REPORT

President and Board of Executive Directors

International Bank for Reconstruction and Development

Opinion

We have audited the accompanying financial statements of the International Bank for Reconstruction and Development (“IBRD”), which comprise the balance sheets as of June 30, 2022 and 2021, and the related statements of income, comprehensive income, changes in retained earnings, and cash flows for each of the three years in the period ended June 30, 2022, and the related notes to the financial statements (collectively referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of IBRD as of June 30, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2022, in accordance with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with auditing standards generally accepted in the United States of America (GAAS), IBRD’s internal control over financial reporting as of June 30, 2022, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 5, 2022, expressed an unmodified opinion on IBRD’s internal control over financial reporting.

Basis for Opinion

We conducted our audits in accordance with GAAS. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of IBRD and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Change in Accounting Principle

As described in Note A to the financial statements, IBRD changed its method of accounting for the accumulated provision for loan losses and other exposures on July 1, 2020, due to the adoption of Accounting Standards Update No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about IBRD’s ability to continue as a going concern for one year after the date that the financial statements are issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

•

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about IBRD’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Report on Supplementary Information

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information listed in the table of contents is presented for the purpose of additional analysis and are not a required part of the financial statements. These schedules are the responsibility IBRD’s management and were derived from and relate directly to the underlying accounting and other records used to prepare the financial statements. Such schedules have been subjected to the auditing procedures applied in our audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with GAAS. In our opinion, such information is fairly stated in all material respects in relation to the financial statements as a whole.

Other Information Included in Management’s Discussion & Analysis and Financial Statements

Management is responsible for the other information included in Management’s Discussion & Analysis and Financial Statements. The other information comprises the information included in Management’s Discussion & Analysis and Financial Statements but does not include the financial statements and our auditor’s report thereon. Our opinion on the financial statements does not cover the other information, and we do not express an opinion or any form of assurance thereon.

In connection with our audits of the financial statements, our responsibility is to read the other information and consider whether a material inconsistency exists between the other information and the financial statements, or the other information otherwise appears to be materially misstated. If, based on the work performed, we conclude that an uncorrected material misstatement of the other information exists, we are required to describe it in our report.

August 5, 2022

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

FINANCIAL STATEMENTS

JUNE 30, 2022

BALANCE SHEET

June 30, 2022 and June 30, 2021

Expressed in millions of U.S. dollars

	2022	2021
Assets

Due from banks—Notes C and L
Unrestricted cash	$392	$2,240
Restricted cash	87	107

	479	2,347

Investments-Trading (including securities transferred under repurchase or securities lending agreements of $36 million—June 30, 2022; $24 million—June 30, 2021)—Notes C and L	81,783	87,566

Securities purchased under resale agreements—Notes C and L	37	338

Derivative assets, net—Notes C, F and L	804	3,355

Other receivables
Receivable from investment securities traded—Note C	103	200
Accrued income on loans	1,328	994

	1,431	1,194

Loans outstanding (Summary Statement of Loans, Notes D, H and L)
Total loans	303,867	295,005
Less undisbursed balance (including signed loan commitments of $56,951 million—June 30, 2022, and $59,837 million — June 30, 2021)	(74,523)	(74,441)

Loans outstanding	229,344	220,564
Less:
Accumulated provision for loan losses	(1,742)	(1,270)
Deferred loan income	(510)	(495)

Net loans outstanding	227,092	218,799

Other assets
Assets under retirement benefits plans—Notes J and K	2,309	—
Premises and equipment, net	1,821	1,775
Miscellaneous—Notes H and I	1,786	1,927

	5,916	3,702

Total assets	$317,542	$317,301

The Notes to Financial Statements are an integral part of these Statements.

BALANCE SHEET

June 30, 2022 and June 30, 2021

Expressed in millions of U.S. dollars

	2022	2021
Liabilities

Borrowings—Notes E and L	$235,173	$260,076

Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received—Notes C and L	37	62

Derivative liabilities, net—Notes C, F and L	20,041	1,222

Other liabilities
Payable for investment securities purchased—Note C	51	521
Liabilities under retirement benefits plans—Notes J and K	2,107	2,749
Accounts payable and miscellaneous liabilities—Notes D, H and I	4,813	4,593

	6,971	7,863

Total liabilities	262,222	269,223

Equity

Capital stock (Statement of Subscriptions to Capital Stock and Voting Power, Note B)
Authorized capital (2,783,873 shares—June 30, 2022, and June 30, 2021)
Subscribed capital (2,545,984 shares—June 30, 2022, and 2,469,065 shares—June 30, 2021)	307,135	297,856
Less uncalled portion of subscriptions	(286,636)	(278,612)

Paid-in capital	20,499	19,244

Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital	(316)	(332)

Receivable amounts to maintain value of currency holdings—Note B	(354)	(343)

Deferred amounts to maintain value of currency holdings—Note B	(424)	67

Retained earnings (Statement of Changes in Retained Earnings and Note G)	34,997	31,007

Accumulated other comprehensive income (loss)—Note K	918	(1,565)

Total equity	55,320	48,078

Total liabilities and equity	$317,542	$317,301

The Notes to Financial Statements are an integral part of these Statements.

STATEMENT OF INCOME

For the fiscal years ended June 30, 2022, June 30, 2021 and June 30, 2020

Expressed in millions of U.S. dollars

	2022	2021	2020
Interest revenue
Loans, net—Note D	$2,368	$2,213	$4,537
Other asset/liability management derivatives, net—Notes F and L	583	604	161
Investments-Trading, net—Note C	296	211	1,270
Other, net	(2)	(2)	(116)
Borrowing expenses, net—Note E	(750)	(662)	(3,754)

Interest revenue, net of borrowing expenses	2,495	2,364	2,098

Provision for losses on loans and other exposures—Note D	(570)	(146)	(18)
Non-interest revenue
Revenue from externally funded activities—Notes H and I	787	776	802
Commitment charges—Note D	126	115	115
Other, net—Note I	43	36	56

Total	956	927	973

Non-interest expenses
Administrative—Notes H, I and J	(2,225)	(2,142)	(2,080)
Contributions to special programs	(17)	(18)	(18)
Other—Note J	258	(33)	35

Total	(1,984)	(2,193)	(2,063)

Board of Governors-approved and other transfers—Note G	(354)	(411)	(340)
Non-functional currency translation adjustment gains, net	150	35	57
Unrealized mark-to-market (losses) gains on Investments-Trading portfolio, net—Notes F and L	(77)	231	193
Unrealized mark-to-market gains (losses) on non-trading portfolios, net
Loan related derivatives—Notes D, F and L	5,994	2,415	(1,971)
Other asset/liability management derivatives, net—Notes F and L	(3,392)	(1,351)	1,204
Borrowings, including related derivatives—Notes E, F and L	759	154	(216)
Others, net —Note L	13	14	41

Total	3,374	1,232	(942)

Net income (loss)	$3,990	$2,039	$(42)

The Notes to Financial Statements are an integral part of these Statements.

STATEMENT OF COMPREHENSIVE INCOME

For the fiscal years ended June 30, 2022, June 30, 2021 and June 30, 2020

Expressed in millions of U.S. dollars

	2022	2021	2020
Net income (loss)	$3,990	$2,039	$(42)

Other comprehensive income (loss)—Note K
Net actuarial gains (losses) on benefit plans	3,027	5,105	(3,067)
Prior service credit on benefit plans, net	23	23	23
Net Change in Debit Valuation Adjustment (DVA) on fair value option elected liabilities—Note L	582	(1,432)	509
Currency translation adjustments on functional currency	(1,149)	465	(88)

Total other comprehensive income (loss)	2,483	4,161	(2,623)

Total comprehensive income (loss)	$6,473	$6,200	$(2,665)

STATEMENT OF CHANGES IN RETAINED EARNINGS

For the fiscal years ended June 30, 2022, June 30, 2021 and June 30, 2020

Expressed in millions of U.S. dollars

	2022	2021	2020
Retained earnings at the beginning of the fiscal year	$31,007	$28,765	$28,807
Cumulative effect of a change in accounting principle—Notes A, D and G	—	203	—

Adjusted retained earnings at the beginning of the fiscal year	31,007	28,968	28,807
Net income (loss) for the fiscal year	3,990	2,039	(42)

Retained earnings at the end of the fiscal year	$34,997	$31,007	$28,765

The Notes to Financial Statements are an integral part of these Statements.

STATEMENT OF CASH FLOWS

For the fiscal years ended June 30, 2022, June 30, 2021 and June 30, 2020

Expressed in millions of U.S. dollars

	2022	2021	2020
Cash flows from investing activities
Loans
Disbursements	$(28,115)	$(23,651)	$(20,193)
Principal repayments	12,797	10,020	9,365
Principal prepayments	495	81	251
Loan origination fees received	28	24	15
Net derivatives-loans	147	64	69
Other investing activities, net	(163)	(175)	(241)

Net cash used in investing activities	(14,811)	(13,637)	(10,734)

Cash flows from financing activities
Medium and long-term borrowings
New issues	40,715	67,365	75,055
Retirements	(36,255)	(51,692)	(64,982)
Short-term borrowings (original maturities greater than 90 days)
New issues	21,631	21,937	22,722
Retirements	(20,692)	(20,469)	(23,126)
Net short-term borrowings (original maturities less than 90 days)	3,996	(2,270)	1,202
Net derivatives-borrowings	(13)	(758)	(1,229)
Capital subscriptions	1,255	1,210	973
Other financing activities, net	2	6	2

Net cash provided by financing activities	10,639	15,329	10,617

Cash flows from operating activities
Net income (loss)	3,990	2,039	(42)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Unrealized mark-to-market (gains) losses on non-trading portfolios, net	(3,374)	(1,232)	942
Non-functional currency translation adjustment (gains), net	(150)	(35)	(57)
Depreciation and amortization	106	94	896
Provision for losses on loans and other exposures	570	146	18
Changes in:
Investments-Trading	1,792	(2,359)	(2,711)
Net investment securities purchased/traded	(371)	137	230
Net derivatives-investments	2,921	(1,406)	532
Net securities purchased/sold under resale/repurchase agreements and payable for cash collateral received	(2,781)	1,171	1,602
Accrued income on loans	(299)	449	403
Miscellaneous assets	87	(239)	(470)
Accrued interest on borrowings	(419)	(811)	(952)
Accounts payable and miscellaneous liabilities	299	761	718

Net cash provided by (used in) operating activities	2,371	(1,285)	1,109

Effect of exchange rate changes on unrestricted and restricted cash	(67)	70	(17)

Net (decrease) increase in unrestricted and restricted cash	(1,868)	477	975
Unrestricted and restricted cash at the beginning of the fiscal year	2,347	1,870	895

Unrestricted and restricted cash at the end of the fiscal year	$479	$2,347	$1,870

Supplemental disclosure
(Decrease) increase in ending balances resulting from exchange rate fluctuations
Loans outstanding	$(6,094)	$2,742	$(1,178)
Investment portfolio	(210)	277	126
Borrowing portfolio	(4,527)	(1,971)	(274)
Capitalized loan origination fees included in total loans	53	39	45
Interest paid on borrowing portfolio	1,157	1,488	4,616

The Notes to Financial Statements are an integral part of these Statements.

SUMMARY STATEMENT OF LOANS

June 30, 2022

Expressed in millions of U.S. dollars

Borrower or guarantor		Undisbursed balance			Percentage of total loans outstanding [d]
	Total loans [a,b]	Loans approved but not yet signed	Signed loan commitment [c]	Loans Outstanding
Albania [b]	$1,095	$101	$127	$867	0.38%
Angola [a]	4,610	638	1,738	2,234	0.97
Antigua and Barbuda	4	—	—	4	*
Argentina	12,326	600	2,960	8,766	3.82
Armenia [b]	1,018	—	161	857	0.37
Azerbaijan	1,543	—	166	1,377	0.60
Bahamas, The	100	—	—	100	0.04
Barbados	123	—	—	123	0.05
Belarus	1,398	—	413	985	0.43
Belize	67	6	25	36	0.02
Bolivia, Plurinational State of a	1,015	—	313	702	0.31
Bosnia and Herzegovina [b]	964	134	184	646	0.28
Botswana [a]	629	—	114	515	0.22
Brazil [b]	18,462	1,188	1,397	15,877	6.92
Bulgaria	483	—	—	483	0.21
Cabo Verde, Republic of	41	—	3	38	0.02
Cameroon	860	199	326	335	0.15
Chile [a]	152	—	10	142	0.06
China [b]	21,603	2,032	3,657	15,914	6.94
Colombia [a]	14,910	—	998	13,912	6.07
Congo, Republic of	257	—	121	136	0.06
Costa Rica [a]	1,955	120	556	1,279	0.56
Cote d’Ivoire	169	—	70	99	0.04
Croatia	1,854	—	514	1,340	0.58
Dominican Republic [a]	1,841	100	559	1,182	0.52
Ecuador [a]	4,627	380	599	3,648	1.59
Egypt, Arab Republic of b	14,689	500	2,009	12,180	5.31
El Salvador	1,587	100	720	767	0.33
Eswatini	283	27	87	169	0.07
Fiji	200	50	30	120	0.05
Gabon [a]	762	58	80	624	0.27
Georgia [b]	2,126	—	901	1,225	0.53
Grenada	15	—	6	9	*
Guatemala	2,386	150	587	1,649	0.72
India [b]	31,799	3,591	9,058	19,150	8.35
Indonesia [b]	24,498	1,583	3,717	19,198	8.37
Iran, Islamic Republic of	135	—	1	134	0.06
Iraq [b]	4,352	—	1,077	3,275	1.43
Jamaica	1,114	—	65	1,049	0.46
Jordan [b]	5,120	—	1,325	3,795	1.65
Kazakhstan	4,300	360	605	3,335	1.45
Kenya	708	—	140	568	0.25
Kosovo	112	—	—	112	0.05
Lebanon	1,424	23	700	701	0.31
Mauritius	140	—	—	140	0.06
Mexico	16,160	925	268	14,967	6.53
Moldova	262	61	100	101	0.04
Mongolia	234	100	100	34	0.01
Montenegro [b]	258	—	66	192	0.08

SUMMARY STATEMENT OF LOANS (continued)

June 30, 2022

Expressed in millions of U.S. dollars

Borrower or guarantor		Undisbursed balance			Percentage of total loans outstanding [d]
	Total loans [a,b]	Loans approved but not yet signed	Signed loan commitment [c]	Loans Outstanding
Morocco	$10,877	$837	$2,369	$7,671	3.35%
Nigeria [a]	1,000	500	14	486	0.21
North Macedonia [b]	837	39	226	572	0.25
Pakistan [b]	5,247	—	3,108	2,139	0.93
Panama [a]	1,903	250	274	1,379	0.60
Papua New Guinea	82	50	30	2	*
Paraguay	1,324	240	221	863	0.38
Peru	6,292	1,000	772	4,520	1.98
Philippines	13,197	—	2,583	10,614	4.63
Poland	6,510	260	101	6,149	2.68
Romania [b]	6,359	624	1,067	4,668	2.04
Russian Federation	153	—	4	149	0.06
Serbia [b]	2,933	139	477	2,317	1.01
Seychelles	133	—	23	110	0.05
South Africa [a]	2,975	—	472	2,503	1.09
Sri Lanka	1,330	—	610	720	0.31
St. Lucia	3	—	—	3	*
Suriname	58	—	52	6	*
Thailand	708	—	—	708	0.31
Timor-Leste	15	—	—	15	0.01
Trinidad and Tobago [a]	20	—	20	—	*
Tunisia	4,928	130	879	3,919	1.71
Türkiye [b]	15,878	437	4,707	10,734	4.68
Turkmenistan	20	—	5	15	0.01
Ukraine [b]	8,851	—	1,064	7,787	3.40
Uruguay	1,511	40	36	1,435	0.63
Uzbekistan	2,834	—	713	2,121	0.92
Vietnam	2,691	—	471	2,220	0.98
Zimbabwe	428	—	—	428	0.19

Total-June 30, 2022	$303,867	$17,572	$56,951	$229,344	100%

Total-June 30, 2021	$295,005	$14,604	$59,837	$220,564	100%

Notes

a.

Indicates a country for which a guarantee is provided under an Exposure Exchange Agreement (EEA) with a multilateral development organization (see Note D—Loans and Other Exposures). The amount of the guarantees is not included in the figures in the Statement above.

b.

Indicates a country for which a guarantee has been received, under an EEA with a multilateral development organization or from another guarantee provider (see Note D—Loans and Other Exposures). The effect of the guarantee is not included in the figures in the Statement above.

c.

Loan agreements totaling $5,401 million ($8,992 million—June 30, 2021) have been signed, but the loans are not effective and disbursements do not start until the borrowers and/or guarantors take certain actions and furnish documents.

d.	May differ from the calculated figures or sum of individual figures shown due to rounding.
*	Indicates amount less than $0.5 million or 0.005 percent.

The Notes to Financial Statements are an integral part of these Statements.

STATEMENT OF SUBSCRIPTIONS TO

CAPITAL STOCK AND VOTING POWER

June 30, 2022

Expressed in millions of U.S. dollars

	Subscriptions					Voting Power
Member	Shares	Percentage of total [b]	Total amounts [b]	Amounts paid in a,b	Amounts subject to call [a,b]	Number of votes	Percentage of total [b]
Afghanistan	506	0.02%	$61.0	$5.1	$55.9	1,298	0.05%
Albania	1,187	0.05	143.2	5.4	137.8	1,979	0.07
Algeria	13,197	0.52	1,592.0	110.0	1,482.0	13,989	0.52
Angola	4,068	0.16	490.7	28.8	461.9	4,860	0.18
Antigua and Barbuda	659	0.03	79.5	2.3	77.2	1,451	0.05
Argentina	27,223	1.07	3,284.1	206.3	3,077.8	28,015	1.04
Armenia	1,885	0.07	227.4	12.0	215.4	2,677	0.10
Australia [c]	36,068	1.42	4,351.1	298.6	4,052.5	36,860	1.37
Austria [c]	18,143	0.71	2,188.7	157.4	2,031.3	18,935	0.70
Azerbaijan	2,623	0.10	316.4	17.2	299.2	3,415	0.13
Bahamas, The	1,357	0.05	163.7	7.5	156.2	2,149	0.08
Bahrain	1,585	0.06	191.2	10.9	180.3	2,377	0.09
Bangladesh	7,381	0.29	890.4	59.7	830.7	8,173	0.30
Barbados	948	0.04	114.4	4.5	109.9	1,740	0.06
Belarus	4,547	0.18	548.5	34.6	513.9	5,339	0.20
Belgium [c]	38,586	1.52	4,654.8	297.4	4,357.4	39,378	1.46
Belize	586	0.02	70.7	1.8	68.9	1,378	0.05
Benin	1,459	0.06	176.0	8.8	167.2	2,251	0.08
Bhutan	680	0.03	82.0	2.0	80.0	1,472	0.05
Bolivia, Plurinational State of	2,846	0.11	343.3	18.9	324.4	3,638	0.13
Bosnia and Herzegovina	918	0.04	110.7	9.3	101.4	1,710	0.06
Botswana	916	0.04	110.5	5.4	105.1	1,708	0.06
Brazil	53,509	2.10	6,455.1	386.8	6,068.3	54,301	2.01
Brunei Darussalam	2,373	0.09	286.3	15.2	271.1	3,165	0.12
Bulgaria	6,608	0.26	797.2	46.6	750.5	7,400	0.27
Burkina Faso	1,397	0.05	168.5	7.9	160.7	2,189	0.08
Burundi	1,043	0.04	125.8	4.6	121.3	1,835	0.07
Cabo Verde, Republic of	729	0.03	87.9	2.3	85.7	1,521	0.06
Cambodia	568	0.02	68.5	5.1	63.4	1,360	0.05
Cameroon	2,202	0.09	265.6	12.4	253.3	2,994	0.11
Canada [c]	70,455	2.77	8,499.3	619.5	7,879.8	71,247	2.64
Central African Republic	975	0.04	117.6	3.9	113.8	1,767	0.07
Chad	975	0.04	117.6	3.9	113.8	1,767	0.07
Chile	10,013	0.39	1,207.9	71.9	1,136.0	10,805	0.40
China	142,907	5.61	17,239.6	1,178.4	16,061.2	143,699	5.33
Colombia	10,421	0.41	1,257.1	80.2	1,177.0	11,213	0.42
Comoros	369	0.01	44.5	1.0	43.6	1,161	0.04
Congo, Democratic Republic Of	3,416	0.13	412.1	31.0	381.1	4,208	0.16
Congo, Republic of	1,051	0.04	126.8	4.3	122.4	1,843	0.07
Costa Rica	1,274	0.05	153.7	10.6	143.0	2,066	0.08
Cote d’Ivoire	4,080	0.16	492.2	30.4	461.8	4,872	0.18
Croatia	3,187	0.13	384.5	26.6	357.9	3,979	0.15
Cyprus	1,851	0.07	223.3	11.2	212.1	2,643	0.10
Czech Republic [c]	8,869	0.35	1,069.9	72.4	997.5	9,661	0.36
Denmark [c]	19,644	0.77	2,369.8	159.3	2,210.4	20,436	0.76
Djibouti	801	0.03	96.6	2.8	93.8	1,593	0.06
Dominica	644	0.03	77.7	2.2	75.4	1,436	0.05
Dominican Republic	2,651	0.10	319.8	17.2	302.6	3,443	0.13
Ecuador	3,828	0.15	461.8	24.1	437.7	4,620	0.17
Egypt, Arab Republic of	10,682	0.42	1,288.6	76.8	1,211.8	11,474	0.43

STATEMENT OF SUBSCRIPTIONS TO

CAPITAL STOCK AND VOTING POWER (continued)

June 30, 2022

Expressed in millions of U.S. dollars

	Subscriptions					Voting Power
Member	Shares	Percentage of total [b]	Total amounts [b]	Amounts paid in a,b	Amounts subject to call [a,b]	Number of votes	Percentage of total [b]
El Salvador	403	0.02%	$48.6	$3.9	$44.8	1,195	0.04%
Equatorial Guinea	715	0.03	86.3	2.7	83.5	1,507	0.06
Eritrea	593	0.02	71.5	1.8	69.7	1,385	0.05
Estonia	1,272	0.05	153.5	7.8	145.7	2,064	0.08
Eswatini	499	0.02	60.2	2.0	58.2	1,291	0.05
Ethiopia	1,470	0.06	177.3	8.3	169.1	2,262	0.08
Fiji	1,302	0.05	157.1	7.7	149.3	2,094	0.08
Finland [c]	12,582	0.49	1,517.8	100.6	1,417.2	13,374	0.50
France [c]	104,969	4.12	12,662.9	899.7	11,763.2	105,761	3.92
Gabon	987	0.04	119.1	5.1	113.9	1,779	0.07
Gambia, The	777	0.03	93.7	2.7	91.0	1,569	0.06
Georgia	2,275	0.09	274.4	12.7	261.7	3,067	0.11
Germany [c]	109,776	4.31	13,242.8	913.3	12,329.6	110,568	4.10
Ghana	2,202	0.09	265.6	16.1	249.5	2,994	0.11
Greece [c]	4,117	0.16	496.7	34.2	462.4	4,909	0.18
Grenada	673	0.03	81.2	2.4	78.8	1,465	0.05
Guatemala	2,001	0.08	241.4	12.4	229.0	2,793	0.10
Guinea	1,864	0.07	224.9	9.9	214.9	2,656	0.10
Guinea-Bissau	613	0.02	74.0	1.4	72.5	1,405	0.05
Guyana	1,526	0.06	184.1	7.7	176.4	2,318	0.09
Haiti	1,550	0.06	187.0	7.8	179.2	2,342	0.09
Honduras	641	0.03	77.3	2.3	75.0	1,433	0.05
Hungary [c]	12,040	0.47	1,452.5	100.0	1,352.4	12,832	0.48
Iceland [c]	1,916	0.08	231.1	13.7	217.5	2,708	0.10
India	82,124	3.23	9,907.0	692.0	9,215.0	82,916	3.08
Indonesia	25,363	1.00	3,059.7	200.3	2,859.4	26,155	0.97
Iran, Islamic Republic of	34,963	1.37	4,217.8	254.3	3,963.4	35,755	1.33
Iraq	3,875	0.15	467.5	33.0	434.5	4,667	0.17
Ireland [c]	8,763	0.34	1,057.1	70.3	986.9	9,555	0.35
Israel	6,702	0.26	808.5	52.5	756.0	7,494	0.28
Italy [c]	67,252	2.64	8,112.9	562.9	7,550.0	68,044	2.52
Jamaica	3,550	0.14	428.3	27.0	401.3	4,342	0.16
Japan [c]	199,885	7.85	24,113.1	1,751.9	22,361.2	200,677	7.44
Jordan	2,337	0.09	281.9	16.5	265.4	3,129	0.12
Kazakhstan	4,573	0.18	551.7	31.3	520.4	5,365	0.20
Kenya	3,435	0.13	414.4	21.1	393.2	4,227	0.16
Kiribati	680	0.03	82.0	1.9	80.1	1,472	0.05
Korea, Republic of c	42,180	1.66	5,088.4	342.0	4,746.4	42,972	1.59
Kosovo, Republic of	1,538	0.06	185.5	11.5	174.1	2,330	0.09
Kuwait	19,432	0.76	2,344.2	141.0	2,203.2	20,224	0.75
Kyrgyz Republic	1,107	0.04	133.5	5.7	127.9	1,899	0.07
Lao People’s Democratic Republic	272	0.01	32.8	2.2	30.6	1,064	0.04
Latvia	1,881	0.07	226.9	12.7	214.2	2,673	0.10
Lebanon	1,062	0.04	128.1	6.3	121.8	1,854	0.07
Lesotho	945	0.04	114.0	3.8	110.2	1,737	0.06
Liberia	606	0.02	73.1	3.6	69.5	1,398	0.05
Libya	9,935	0.39	1,198.5	72.1	1,126.4	10,727	0.40
Lithuania	2,258	0.09	272.4	17.3	255.1	3,050	0.11
Luxembourg [c]	2,806	0.11	338.5	22.1	316.4	3,598	0.13
Madagascar	2,393	0.09	288.7	16.3	272.4	3,185	0.12

STATEMENT OF SUBSCRIPTIONS TO

CAPITAL STOCK AND VOTING POWER (continued)

June 30, 2022

Expressed in millions of U.S. dollars

	Subscriptions					Voting Power
Member	Shares	Percentage of total [b]	Total amounts [b]	Amounts paid in a,b	Amounts subject to call [a,b]	Number of votes	Percentage of total [b]
Malawi	1,722	0.07%	$207.7	$10.2	$197.5	2,514	0.09%
Malaysia	10,447	0.41	1,260.3	75.4	1,184.8	11,239	0.42
Maldives	497	0.02	60.0	1.5	58.5	1,289	0.05
Mali	2,035	0.08	245.5	14.1	231.4	2,827	0.10
Malta	1,361	0.05	164.2	7.5	156.7	2,153	0.08
Marshall Islands	469	0.02	56.6	0.9	55.7	1,261	0.05
Mauritania	1,308	0.05	157.8	6.1	151.7	2,100	0.08
Mauritius	1,656	0.07	199.8	10.7	189.1	2,448	0.09
Mexico	40,119	1.58	4,839.8	291.1	4,548.6	40,911	1.52
Micronesia, Federated States of	479	0.02	57.8	1.0	56.8	1,271	0.05
Moldova	1,984	0.08	239.3	10.7	228.7	2,776	0.10
Mongolia	829	0.03	100.0	5.6	94.4	1,621	0.06
Montenegro	946	0.04	114.1	6.0	108.1	1,738	0.06
Morocco	7,807	0.31	941.8	62.8	879.0	8,599	0.32
Mozambique	1,332	0.05	160.7	6.8	153.9	2,124	0.08
Myanmar	3,465	0.14	418.0	21.4	396.6	4,257	0.16
Namibia	1,930	0.08	232.8	11.7	221.1	2,722	0.10
Nauru	586	0.02	70.7	2.4	68.3	1,378	0.05
Nepal	1,466	0.06	176.9	7.7	169.1	2,258	0.08
Netherlands [c]	50,798	2.00	6,128.0	421.1	5,707.0	51,590	1.91
New Zealand [c]	10,511	0.41	1,268.0	83.5	1,184.5	11,303	0.42
Nicaragua	936	0.04	112.9	4.3	108.6	1,728	0.06
Niger	1,233	0.05	148.8	5.6	143.1	2,025	0.08
Nigeria	19,417	0.76	2,342.4	168.0	2,174.3	20,209	0.75
North Macedonia	615	0.02	74.2	5.2	68.9	1,407	0.05
Norway [c]	15,858	0.62	1,913.0	132.3	1,780.7	16,650	0.62
Oman	1,978	0.08	238.6	12.1	226.5	2,770	0.10
Pakistan	12,870	0.51	1,552.6	102.2	1,450.4	13,662	0.51
Palau	16	—	1.9	0.2	1.8	808	0.03
Panama	891	0.04	107.5	6.9	100.6	1,683	0.06
Papua New Guinea	1,864	0.07	224.9	9.9	214.9	2,656	0.10
Paraguay	1,766	0.07	213.1	9.3	203.7	2,558	0.09
Peru	8,991	0.35	1,084.6	75.8	1,008.8	9,783	0.36
Philippines	10,695	0.42	1,290.2	83.4	1,206.8	11,487	0.43
Poland [c]	19,637	0.77	2,368.9	163.8	2,205.1	20,429	0.76
Portugal [c]	7,511	0.30	906.1	53.3	852.7	8,303	0.31
Qatar	1,389	0.05	167.6	11.1	156.5	2,181	0.08
Romania	7,538	0.30	909.4	61.8	847.6	8,330	0.31
Russian Federation	71,810	2.82	8,662.8	611.5	8,051.3	72,602	2.69
Rwanda	1,502	0.06	181.2	7.5	173.7	2,294	0.09
St. Kitts and Nevis	275	0.01	33.2	0.3	32.9	1,067	0.04
St. Lucia	699	0.03	84.3	2.6	81.7	1,491	0.06
St. Vincent and the Grenadines	387	0.02	46.7	1.6	45.1	1,179	0.04
Samoa	883	0.03	106.5	4.1	102.4	1,675	0.06
San Marino	595	0.02	71.8	2.5	69.3	1,387	0.05
Sao Tome and Principe	705	0.03	85.1	2.2	82.9	1,497	0.06
Saudi Arabia	66,505	2.61	8,022.8	484.6	7,538.2	67,297	2.50
Senegal	2,942	0.12	354.9	17.5	337.4	3,734	0.14
Serbia	3,816	0.15	460.3	30.8	429.6	4,608	0.17
Seychelles	263	0.01	31.7	0.2	31.6	1,055	0.04

STATEMENT OF SUBSCRIPTIONS TO

CAPITAL STOCK AND VOTING POWER (continued)

June 30, 2022

Expressed in millions of U.S. dollars

	Subscriptions					Voting Power
Member	Shares	Percentage of total [b]	Total amounts [b]	Amounts paid in a,b	Amounts subject to call [a,b]	Number of votes	Percentage of total [b]
Sierra Leone	1,043	0.04%	$125.8	$4.6	$121.2	1,835	0.07%
Singapore	7,109	0.28	857.6	63.0	794.6	7,901	0.29
Slovak Republic [c]	4,642	0.18	560.0	38.6	521.4	5,434	0.20
Slovenia [c]	1,971	0.08	237.8	16.9	220.9	2,763	0.10
Solomon Islands	729	0.03	87.9	2.3	85.6	1,521	0.06
Somalia	632	0.02	76.2	3.3	72.9	1,424	0.05
South Africa	19,725	0.77	2,379.5	154.2	2,225.3	20,517	0.76
South Sudan	1,437	0.06	173.4	8.6	164.8	2,229	0.08
Spain [c]	51,570	2.03	6,221.2	440.4	5,780.8	52,362	1.94
Sri Lanka	5,717	0.22	689.7	42.5	647.2	6,509	0.24
Sudan	1,989	0.08	239.9	15.5	224.5	2,781	0.10
Suriname	412	0.02	49.7	2.0	47.7	1,204	0.04
Sweden [c]	23,025	0.90	2,777.6	189.7	2,588.0	23,817	0.88
Switzerland [c]	39,244	1.54	4,734.2	330.9	4,403.3	40,036	1.49
Syrian Arab Republic	2,452	0.10	295.8	14.0	281.8	3,244	0.12
Tajikistan	1,204	0.05	145.3	5.3	139.9	1,996	0.08
Tanzania	1,295	0.05	156.2	10.0	146.2	2,087	0.08
Thailand	12,960	0.51	1,563.4	106.6	1,456.9	13,752	0.51
Timor-Leste	753	0.03	90.9	3.1	87.8	1,545	0.06
Togo	1,598	0.06	192.8	8.1	184.7	2,390	0.09
Tonga	796	0.03	96.0	3.5	92.5	1,588	0.06
Trinidad and Tobago	3,376	0.13	407.3	22.8	384.5	4,168	0.16
Tunisia	1,915	0.08	231.0	16.0	215.0	2,707	0.10
Türkiye	29,010	1.14	3,499.6	224.5	3,275.1	29,802	1.11
Turkmenistan	627	0.02	75.6	3.6	72.0	1,419	0.05
Tuvalu	461	0.02	55.6	1.5	54.1	1,253	0.05
Uganda	1,051	0.04	126.8	8.5	118.3	1,843	0.07
Ukraine	14,361	0.56	1,732.4	108.5	1,623.9	15,153	0.56
United Arab Emirates	6,362	0.25	767.5	57.4	710.1	7,154	0.27
United Kingdom [c]	104,969	4.12	12,662.9	918.9	11,744.0	105,761	3.92
United States [c]	424,982	16.69	51,267.7	3,483.0	47,784.7	425,774	15.79
Uruguay	3,563	0.14	429.8	24.0	405.8	4,355	0.16
Uzbekistan	3,476	0.14	419.3	21.4	397.9	4,268	0.16
Vanuatu	765	0.03	92.3	3.1	89.2	1,557	0.06
Venezuela, Republica Bolivariana de	20,361	0.80	2,456.3	150.8	2,305.5	21,153	0.79
Vietnam	4,551	0.18	549.0	36.5	512.5	5,343	0.20
Yemen, Republic of	2,212	0.09	266.9	14.0	252.8	3,004	0.11
Zambia	4,160	0.16	501.9	30.2	471.7	4,952	0.19
Zimbabwe	3,575	0.14	431.3	22.4	408.9	4,367	0.16

Total - June 30, 2022	2,545,984	100%	$307,135	$20,499	$286,636	2,695,672	100%

Total - June 30, 2021	2,469,065	100%	$297,856	$19,244	$278,612	2,614,217	100%

NOTES

a.	See Notes to Financial Statements, Note B—Capital Stock, Maintenance of Value, and Membership.
b.	May differ from the calculated figures or sum of individual figures shown due to rounding.
c.	A member of the Development Assistance Committee of the Organization for Economic Cooperation and Development (OECD).
*	Indicates amount less than $0.5 million or 0.005 percent

The Notes to Financial Statements are an integral part of these Statements.

NOTES TO FINANCIAL STATEMENTS

PURPOSE AND AFFILIATED ORGANIZATIONS

The International Bank for Reconstruction and Development (IBRD) is an international organization which commenced operations in 1946. The principal purpose of IBRD is to promote sustainable economic development and reduce poverty in its member countries, primarily by providing loans, guarantees and related technical assistance for specific projects and for programs of economic reform in developing member countries. The activities of IBRD are complemented by those of three affiliated organizations, the International Development Association (IDA), the International Finance Corporation (IFC), and the Multilateral Investment Guarantee Agency (MIGA). Each of these organizations is legally and financially independent from IBRD, with separate assets and liabilities, and IBRD is not liable for their respective obligations. Transactions with these affiliated organizations are disclosed in the notes that follow.

IBRD is immune from taxation pursuant to Article VII, Section 9, Immunities from Taxation, of IBRD’s Articles of Agreement.

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

IBRD’s financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Due to the inherent uncertainty involved in making these estimates, actual results could differ from these estimates. Significant judgment has been used in the valuation of certain financial instruments, the determination of the adequacy of the accumulated provisions for losses on loans and other exposures, the determination of the net periodic cost from pension and other postretirement benefits plans, and the present value of projected benefit obligations.

On August 4, 2022, the Executive Directors approved these financial statements for issue.

Certain reclassifications of the prior year’s information have been made to conform with the current year’s presentation.

Translation of Currencies: IBRD’s financial statements are expressed in terms of U.S. dollars for the purpose of reporting IBRD’s financial position and the results of its operations. IBRD’s functional currencies are the U.S. dollar and euro.

Assets and liabilities are translated at market exchange rates in effect at the end of the reporting period. Revenue and expenses are translated at either the market exchange rates in effect on the dates on which they are recognized or at an average of the market exchange rates in effect during the month of the transaction. Translation adjustments relating to non-functional currencies are reflected in the Statement of Income, while translation adjustments for assets and liabilities denominated in euro are reflected in the Statement of Comprehensive Income.

Valuation of Capital Stock: In the Articles of Agreement, the capital stock of IBRD is expressed in terms of “U.S. dollars of the weight and fineness in effect on July 1, 1944” (“1944 dollars”). Following the abolition of gold as a common denominator of the monetary system and the repeal of the provision of the U.S. law defining the par value of the U.S. dollar in terms of gold, the pre-existing basis for translating 1944 dollars into current dollars or into any other currency was eliminated. The Executive Directors of IBRD have decided, until such time as the relevant provisions of the Articles of Agreement are amended, that the words “U.S. dollars of the weight and fineness in effect on July 1, 1944” in Article II, Section 2(a) of the Articles of Agreement of IBRD are interpreted to mean the Special Drawing Right (SDR) introduced by the International Monetary Fund, as valued in terms of U.S. dollars immediately before the introduction of the basket method of valuing the SDR on July 1, 1974, such value being $1.20635 for one SDR (“1974 SDR”).

Maintenance of Value: Article II, Section 9 of the Articles of Agreement provides for maintenance of value (MOV), at the time of subscription, of national currencies paid-in, which are subject to certain restrictions. MOV is determined by measuring the foreign exchange value of a member’s national currency against the standard of value of IBRD’s capital based on the 1974 SDR. MOV receivable are amounts due from members on account of movements in exchange rates from the date of initial subscription, resulting in the reduction in the value of their paid-in capital denominated in national currencies. Members are required to make payments to IBRD if their currencies depreciate significantly relative to the standard of value. These amounts may be settled either in cash or a nonnegotiable, noninterest-bearing note, which is due on demand. Certain notes are due on demand only after IBRD’s callable subscribed capital has been entirely called pursuant to Article IV, Section 2 (a) of the Articles of Agreement. Furthermore, the Executive Directors have adopted a policy of reimbursing members whose national currencies appreciate significantly in terms of the standard of value.

MOV is deferred when the restriction of national currencies paid-in is lifted and these currencies are being used in IBRD’s operations and/or are being invested, swapped, or loaned to members by IBRD or through IFC. Once these restricted currencies are no longer being used in operations, the related MOV is no longer deferred, but rather, becomes due on the same terms as other MOV obligations.

All MOV receivable balances are shown as components of Equity, under Receivable amounts to maintain value of currency holdings. All MOV payable balances are included in Other liabilities-Accounts payable and miscellaneous liabilities on the Balance Sheet. The net receivable or payable MOV amounts relating to national currencies used in IBRD’s lending and investing operations are also included as a component of Equity under Deferred amounts to maintain value of currency holdings.

Withdrawal of Membership: Under IBRD’s Articles of Agreement, in the event a member withdraws from IBRD, the withdrawing member is entitled to receive the value of its shares payable to the extent the member does not have any outstanding obligations to IBRD. IBRD’s Articles of Agreement also state that the former member has continuing obligations to IBRD after withdrawal. Specifically, the former member remains fully liable for its entire capital subscription, including both the previously paid-in portion and the callable portion, so long as any part of the loans or guarantees contracted before it ceased to be a member are outstanding.

Transfers Approved by the Board of Governors: In accordance with IBRD’s Articles of Agreement, as interpreted by the Executive Directors, the Board of Governors may exercise its reserved power to approve transfers to other entities for development purposes. When unconditional, these transfers, which are included in the Board of Governors-approved and other transfers line in the Statement of Income, are reported as expenses upon approval. If conditional, these transfers are expensed when the conditions specified for the use by the beneficiaries have been met. The transfers are funded from the preceding fiscal year’s Net Income, Surplus, Restricted Retained Earnings or Other Reserves.

Retained Earnings: Retained Earnings consist of allocated amounts (Special Reserve, General Reserve, Pension Reserve, Surplus, Cumulative Fair Value Adjustments, Restricted Retained Earnings, Other Reserves) and Unallocated Net Income (Loss).

The Special Reserve consists of loan commissions set aside pursuant to Article IV, Section 6 of the Articles of Agreement, which are to be held in liquid assets. These assets may be used only for the purpose of meeting liabilities of IBRD on its borrowings and guarantees in the event of default on loans made, participated in, or guaranteed by IBRD. The Special Reserve assets are included under Investments-Trading, and comprise obligations of the United States Government, its agencies, and other official entities. The allocation of such commissions to the Special Reserve was discontinued in 1964 with respect to subsequent loans and no further additions are being made to it.

The General Reserve consists of earnings from prior fiscal years which, in the judgment of the Executive Directors, should be retained in IBRD’s operations.

The Pension Reserve consists of the difference between the cumulative actual funding of the Staff Retirement Plan and Trust (SRP) and other postretirement benefits plans, and the cumulative accounting income or expense for these plans, from prior fiscal years. This reserve is reduced when pension accounting expenses exceed the actual funding of these plans. In addition, the Pension Reserve also includes investment revenue earned on the Post-Employment Benefits Plan (PEBP) portfolio as well as Post Retirement Contribution Reserve Fund (PCRF), which is used to stabilize IBRD’s contributions to the pension plan.

Surplus consists of earnings from prior fiscal years which are retained by IBRD until a further decision is made on their disposition.

Cumulative Fair Value Adjustments consist of the reclassification and amortization of transition adjustments and the unrealized mark-to-market gains or losses on non-trading portfolios.

Restricted Retained Earnings consists of contributions or revenue from prior years which are contractually restricted as to their purpose.

Unallocated Net Income (Loss) consists of the current fiscal year’s net income (loss) adjusted for Board of Governors-approved and other transfers made during the year.

Other Reserves consist of allocations from Surplus and non-functional currency translation adjustment gains/losses from prior fiscal years. Allocations from Surplus are retained by IBRD until the conditions specified for their use by the beneficiaries have been met.

Loans and Other Exposures: All IBRD loans are made to or guaranteed by countries that are members of IBRD, except for loans made to IFC. The majority of IBRD’s loans have repayment obligations based on specific currencies. IBRD also holds multicurrency loans which have repayment obligations in various currencies determined on the basis of a currency pooling system. Other exposures comprise signed commitments (including deferred drawdown options that are effective, and irrevocable commitments), exposures to member countries’ derivatives and guarantees.

Loans are reported on the balance sheet at amortized cost. Commitment charges on the undisbursed balance of loans are recognized in revenue as earned. Any loan origination fees incorporated in the terms of a loan are deferred and recognized over the life of the loan as an adjustment of the yield. The unamortized balance of loan origination fees is included as a reduction of the Loans outstanding on the Balance Sheet, and the amortization of loan origination fees are included in Interest revenue from Loans, net in the Statement of Income. Accrued interest is presented in the Balance Sheet line item Other receivables—Accrued income on loans.

It is IBRD’s practice not to reschedule interest or principal payments on its loans or participate in debt rescheduling agreements with respect to its loans. Should modifications be made to the terms of existing loans, IBRD would perform an evaluation to determine the required accounting treatment, including whether the modification would result in the affected loans being accounted for as trouble debt restructuring, as a new loan, or as a continuation of the existing loan.

It is IBRD’s policy to place all loans and other exposures (collectively “exposures”) made to or guaranteed by a member of IBRD into nonaccrual status if principal, interest, or other charges with respect to any such exposures are overdue by more than six months, unless IBRD’s management determines that the overdue amount will be collected in the immediate future. In addition, if loans and other exposures made by IDA to a member government are placed in nonaccrual status, all loans and other exposures made to, or guaranteed by, that member government will also be placed in nonaccrual status by IBRD. On the date a member’s exposures are placed into nonaccrual status, unpaid interest and other charges accrued on exposures to the member are deducted from the revenue of the current period.

Interest and other charges on nonaccruing exposures are included in revenue only to the extent that payments have been received by IBRD. A decision on the restoration of accrual status is made upon arrears clearance. If collectability risk is considered to be particularly high at the time of arrears clearance, the member’s exposures may not automatically emerge from nonaccrual status until a suitable period of payment performance has passed.

Loan Commitments: Undisbursed loans relate to operations approved by the Executive Directors, for which disbursements are yet to be made. IBRD records a provision for expected losses on undisbursed loan commitments including Deferred Drawdown Options (DDOs), when signed by both parties. The signature of the loan agreement is a binding event that prevents IBRD from unconditionally withdrawing from the agreement.

Guarantees: Financial guarantees are commitments issued by IBRD to guarantee payment by a member country (the debtor) to a third party in the event that a member government (or a government-owned entity) fails to perform its contractual obligations to a third party.

Guarantees are regarded as outstanding when the underlying financial obligation of the debtor is incurred, and called when a guaranteed party demands payment under the guarantee. IBRD would be required to perform under its guarantees if the payments guaranteed were not made by the debtor and the guaranteed party called the guarantee by demanding payment from IBRD in accordance with the terms of the guarantee. In the event that a guarantee of a member country is called, IBRD has the contractual right to require payment from the member country.

IBRD records the fair value of the obligation to stand ready in Other Liabilities—Accounts payable and miscellaneous liabilities, and a corresponding fees receivable asset in the Other Receivables—Accrued income on loans line on IBRD’s Balance Sheet. Upfront guarantee fees received are deferred and amortized over the life of the guarantee.

Accumulated Provision for Losses on Loans and Other Exposures: Management determines the appropriate level of accumulated provisions for losses on exposures, which reflects the expected losses inherent in IBRD’s exposures.

Loans

Loan exposures are disaggregated into two groups: exposures in accrual status and exposures in nonaccrual status. In each group, a credit risk rating is assigned to exposures for each borrower.

The total exposure for provisioning is the current exposure and the estimated future exposure, taking into account expected disbursements and repayments over the life of the instruments. The expected credit losses related to loans and other exposures are calculated over the life of the instruments based on the annual estimated exposures, the expected default frequency (probability of default to IBRD) and the estimated loss given default. The provision for expected losses is the sum of the expected annual losses over the life of the instruments.

For countries in accrual status, these exposures are grouped in pools of borrowers with a similar risk rating. The determination of a borrower’s ratings is based on various factors (see Note D—Loans and other exposures). Each risk rating is mapped to an expected default frequency using IBRD’s credit migration matrix, based on historical observations of credit ratings at the beginning and at the end of each year.

Expected losses on loan exposures comprise estimates of potential losses arising from the economic loss due to delays in receiving payments. The estimated loss given default is determined at each balance sheet date, based on IBRD’s historical experience, as well as parameters adjusted for current conditions during the reasonable and supportable forecast period of IBRD. The loss given default is based on the borrower’s eligibility, namely: IBRD, Blend (IBRD and IDA) and IDA, with the highest loss given default associated with IDA eligibility. The main factors used to determine the loss given default are the estimated length of delays in receiving loan payments, and the effective interest rate of the exposure. As the majority of IBRD’s loans carry a variable interest rate, the loss severity is impacted by the changes in forward looking market interest rates.

For the calculation of expected credit losses, IBRD applies a three-year reasonable and supportable forecast period, representing the most reliable and available economic data during this period. IBRD also applies a ten-year straight-line reversion to the mean to reflect the historical pattern of rating migration to the mean of its loan portfolio.

This methodology is also applied to countries with exposures in nonaccrual status, although the expected default frequency is equal to a hundred percent. At times, to reflect certain distinguishing circumstances of a particular nonaccrual situation, different input assumptions may be used for a specific country.

All exposures for countries in nonaccrual status are individually assessed. Exposure for certain countries in accrual status may be individually assessed on the basis that they do not share common risk characteristics with an existing pool of exposures. It is IBRD’s practice not to write off loans. All contractual obligations associated with exposures in nonaccrual status have eventually been cleared, and borrowers have emerged from nonaccrual status. To date, no loans have been written off.

Management reassesses the adequacy of the accumulated provision on a quarterly basis and adjustments to the accumulated provision are recorded as a charge to or release of provision in the Statement of Income. In addition, reasonableness of the inputs used is reassessed at least annually.

When IBRD receives a third-party guarantee in the form of a credit enhancement that is embedded in the loan agreement with the borrower, it considers the benefit of the credit enhancement in the loan loss provisioning credit risk assessment.

Loan Commitments

IBRD records the expected credit losses on loan commitments based on the projected disbursements of signed loan commitments (adjusted by cancellations based on historical experience), the probability of default and loss given default. The provision is included in Other liabilities—Accounts payable and miscellaneous liabilities on the Balance Sheet.

Guarantees

IBRD records a contingent liability for the expected losses related to guarantees over the projected life of the instruments, which is determined based on the estimated exposure at default, multiplied by the corresponding loss given default and expected default probability for the projected life of the guarantee. This provision, as well as the unamortized balance of the deferred guarantee fees, and the unamortized balance of the obligation to stand-ready, are included in Other Liabilities—Accounts payable and miscellaneous liabilities on the Balance Sheet.

Exposure Exchange Agreements (EEAs)

IBRD executes EEAs with various organizations. While these agreements are not legally considered guarantees, in IBRD’s financial statements they are recognized as financial guarantees as they meet the accounting criteria for financial guarantees. Under an EEA, each party exchanges credit risk exposure of a portfolio supported by underlying loans to borrowers, by providing and receiving guarantees from each other, for the amounts specified. The guarantee provided and the guarantee received are two separate transactions; namely (a) the provision of a financial guarantee, and (b) the receipt of an asset. There is generally no exchange of cash between the organizations for these transactions.

For a guarantee provided under an EEA, IBRD records a liability equivalent to the fair value of the obligation to stand ready. This liability is included in Other liabilities—Accounts payable and miscellaneous liabilities on the Balance Sheet and is amortized over the life of the EEA. IBRD also records a liability, and corresponding expense, in recognition of the risk coverage provided (provision). The value of this liability reflects the credit quality of the underlying loans in the portfolio and changes over the life of the EEA as the credit quality of these loans changes.

For a guarantee received under an EEA, IBRD records an asset equivalent to the fair value of the right to be indemnified. This asset is included in Other assets – Miscellaneous on the Balance Sheet and is amortized over the life of the EEA. IBRD also records an asset, and corresponding income, in recognition of the risk coverage received (recoverable asset). The value of this asset reflects the credit quality of the underlying loans in the portfolio and changes over the life of the EEA contract as the credit quality of these loans changes.

Segment Reporting: Based on an evaluation of IBRD’s operations, Management has determined that IBRD has one reportable segment since financial results are reviewed and resource allocation decisions are made at the entity level.

Statement of Cash Flows: For the purpose of IBRD’s Statement of Cash Flows, cash is defined as the amount of Unrestricted cash and Restricted cash under the Due from banks line on the Balance Sheet.

Restricted Cash: This includes amounts which have been received from members as part of their capital subscriptions, as well as from donors and other sources, which are restricted for specified purposes. For capital subscriptions, a portion of these subscriptions have been paid to IBRD in the national currencies of the members. These amounts are usable by IBRD in its lending and investing operations, only with the consent of the respective members, and for administrative expenses incurred in national currencies.

Investments: Investment securities are classified based on Management’s intention on the date of purchase, their nature, and IBRD’s policies governing the level and use of such investments. As of June 30, 2022, all of the financial instruments in IBRD’s investment portfolio were classified as trading. These securities are carried and reported at fair value, or at face value or net asset value (NAV), which approximate fair value.

Where available, quoted market prices are used to determine the fair value of trading securities. These include most government and agency securities, exchange-traded equity securities, Asset-backed Securities (ABS), and Mortgage-backed Securities (MBS). For instruments for which market quotations are not available, fair values are determined using model-based valuation techniques, whether internally-generated or vendor-supplied, that include the discounted cash flow method using observable market inputs such as yield curves, credit spreads, and conditional prepayment rates. Where applicable, unobservable inputs such as conditional prepayment rates, probability of default and loss severity are used. Unless quoted prices are available, time deposits are reported at face value which approximates fair value, as they are short term in nature. Purchases and sales of securities are recorded on a trade-date basis. Time deposits and money market deposits are recorded at settlement. The first-in first-out method is used to determine the cost of securities sold in computing the realized gains and losses on these instruments. Derivative instruments used in liquidity management are not designated as hedging instruments for accounting purposes.

Interest revenue is included in the Investments-Trading, net line in the Statement of Income. Unrealized gains and losses for investment securities and related financial instruments held in the trading portfolio are included in the Unrealized mark-to-market gains (losses) on Investments-Trading portfolio, net line in the Statement of Income. Realized gains and losses on trading securities are recognized in the Statement of Income when securities are sold.

IBRD may require collateral in the form of approved liquid securities from individual counterparties or cash, under legal agreements that provide for collateralization, in order to mitigate its credit exposure to these counterparties. For collateral received in the form of cash from counterparties, IBRD invests the amounts received and records the investment and a corresponding obligation to return the cash. Collateral received in the form of liquid securities is only recorded on IBRD’s Balance Sheet to the extent that it has been transferred under securities lending agreements in return for cash.

Securities Purchased Under Resale Agreements, Securities Lent Under Securities Lending Agreements and Securities Sold Under Repurchase Agreements and Payable for Cash Collateral Received: Securities purchased under resale agreements, securities lent under securities lending agreements, securities sold under repurchase agreements and payable for cash collateral received are reported at face value which approximates fair value, as they are short term in nature. IBRD receives securities purchased under resale agreements, monitors the fair value of the securities and, if necessary, closes out transactions and enters into new repriced transactions. The securities transferred to counterparties under repurchase and security lending arrangements and the securities transferred to IBRD under resale agreements have not met the accounting criteria for treatment as a sale. Therefore, securities transferred under repurchase agreements and security lending arrangements are retained as assets on the Balance Sheet, and securities received under resale agreements are not recorded on the Balance Sheet. Securities lent under securities lending agreements and sold under securities repurchase agreements as well as securities purchased under resale agreements are presented on a gross basis which is consistent with the manner in which these instruments are settled. The interest earned from securities purchased under resale agreements is included in Investments–Trading, net in the Statement of Income. The interest expense pertaining to the securities sold under repurchase agreements and security lending arrangements, is included in the Borrowing expenses, net line in the Statement of Income.

Nonnegotiable, Noninterest-bearing Demand Obligations on Account of Subscribed Capital: All demand obligations are held in bank accounts which bear IBRD’s name and are carried and reported at face value as a reduction to equity. Payments on some of these instruments are due to IBRD upon demand. Others are due to IBRD on demand, but only after IBRD’s callable subscribed capital has been entirely called pursuant to Article IV, Section 2 (a) of the Articles of Agreement.

Premises and Equipment: Premises and equipment, including leasehold improvements, and information technology assets are carried at cost less accumulated depreciation and amortization. IBRD computes depreciation and amortization using the straight-line method over the estimated useful lives of the owned assets, which range between three and fifty years. For leasehold improvements, depreciation is computed over the lesser of the remaining term of the leased facility or the estimated economic life of the improvement.

Maintenance and repairs are charged to expense as incurred, while major improvements are capitalized and amortized over the estimated useful life.

Lessee Arrangements: IBRD’s lessee arrangements are mostly real estate operating leases. Under these arrangements, IBRD records right-of-use assets and lease liabilities at lease commencement. Right-of-use assets are reported in Other assets—Premises and equipment, net and the related lease liabilities are reported in Other liabilities—Accounts payable and miscellaneous liabilities. IBRD has elected to account for the lease and non-lease components together as a single lease component. At lease commencement, lease liabilities are recognized based on the present value of the remaining lease payments and discounted using IBRD’s incremental borrowing rate. All leases are recorded on the Balance Sheet except short-term leases with an initial term of 12 months or less. Lease expense, including that for short-term leases, is recognized on a straight-line basis over the lease term and is recorded in Administrative expenses in the Statement of Income.

Borrowings: To ensure funds are available for lending and liquidity purposes, IBRD borrows in the international capital markets, offering its securities (discount notes, vanilla and structured bonds) to private and governmental buyers. IBRD issues debt instruments of varying maturities denominated in various currencies with both fixed and variable interest rates.

IBRD has elected the fair value option for all borrowings. All changes in fair value are recognized in the related Unrealized mark-to-market gains and losses on non-trading portfolios, net, line in the Statement of Income, except for changes in the fair value related to IBRD’s own credit risk, which are reported in Other Comprehensive Income (OCI) as a Debit Valuation Adjustment (DVA). The DVA on fair value option elected liabilities is measured by revaluing each borrowing instrument to determine the changes in fair value of that instrument arising from changes in IBRD’s funding spread relative to the applicable reference rate.

Structured bonds issued by IBRD have coupon or repayment terms linked to the level or the performance of interest rates, foreign exchange rates, equity indices, catastrophic events or commodities.

For the purpose of the Statement of Cash Flows, short-term borrowings, if any, with original maturities less than 90 days, are presented net of new issuances and retirements. By contrast, short-term borrowings with original maturities greater than 90 days and up to one year are presented on a gross basis.

Interest expense relating to all debt instruments in IBRD’s borrowing portfolio is measured on an effective yield basis and is reported as part of Borrowing expenses, net in the Statement of Income.

Amortization of discounts and premiums is recorded using the effective interest method and is included in the Borrowing expenses, net line in the Statement of Income.

Accounting for Derivatives: IBRD has elected not to designate any hedging relationships for accounting purposes. Rather, all derivative instruments are reported at fair value on the Balance Sheet, with changes in fair values accounted for through the Statement of Income.

The presentation of derivative instruments on IBRD’s Balance Sheet reflects the netting of derivative asset and liability positions and the related cash collateral received from the counterparty, when a legally enforceable master netting agreement exists, and the other conditions set out in ASC Topic 210-20, Balance Sheet—Offsetting, are met.

In addition, in the Notes to the financial statements, unless stated differently, derivatives are presented on a net basis by instrument.

A master netting agreement is an industry standard agreement with a counterparty that permits multiple transactions governed by that agreement to be terminated or accelerated and settled through a single payment in a single currency in the event of a default (e.g., bankruptcy, failure to make a required payment or transfer security or deliver collateral when due). Obligations under master netting agreements are often secured by collateral posted under an industry standard credit support annex to the master netting agreement. Upon default by the counterparty, the collateral agreement grants an entity the right to set-off any amounts payable by the counterparty against any posted collateral.

IBRD uses derivative instruments in its investment trading portfolio to manage interest rate and currency risks. These derivatives are carried and reported at fair value. Interest revenue/expenses are reflected as part of Interest revenue, while unrealized mark-to-market gains and losses on these derivatives are reflected as part of the Unrealized mark-to-market gains (losses) in Investments-Trading, net line in the Statement of Income.

IBRD also uses derivatives in its loan, borrowing and asset/liability management activities. It also offers derivative intermediation services to clients. In the loan and borrowing portfolios, derivatives are used to modify the interest rate and/or currency characteristics of these portfolios. The interest component of these derivatives is recognized as an adjustment to the related loan revenue and borrowing costs over the life of the derivative contracts and is included in the related Interest revenue/expenses lines in the Statement of Income. Changes in fair values of these derivatives are recorded in the Statement of Income as Unrealized mark-to-market gains and losses in non-trading portfolios, net.

For the purpose of the Statement of Cash Flows, IBRD has elected to report the cash flows associated with the derivative instruments that are used to economically hedge its loans, investments and borrowings, in a manner consistent with the presentation of the related loan, investment and borrowing cash flows.

Derivative contracts include currency forward contracts, TBA securities, swaptions, exchange traded options and futures contracts, currency swaps and interest rate swaps. Currency swaps and interest rate swaps are either plain vanilla or structured. Currency forward contracts and plain vanilla currency and interest rate swaps are valued using the discounted cash flow methods using observable market inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. For structured currency and interest rate swaps, which primarily consist of callable swaps linked to interest rates, foreign exchange rates, and equity indices, valuation models and inputs similar to the ones applicable to structured bond valuations are used. Where applicable, the models also incorporate significant unobservable inputs such as correlations and long-dated interest rate volatilities.

Most outstanding derivative positions are transacted over-the-counter and therefore valued using internally developed valuation models. For commercial and non-commercial counterparties where IBRD has a net receivable position, IBRD calculates a Credit Valuation Adjustment (CVA) to reflect credit risk. For net derivative positions with commercial and non-commercial counterparties where IBRD is in a net payable position, IBRD calculates a DVA to reflect its own credit risk. The CVA is calculated using the fair value of the derivative contracts, net of collateral received under credit support agreements, and the probability of counterparty default based on the Credit Default Swaps (CDS) spread and, where applicable, proxy CDS spreads. The DVA calculation is generally consistent with the CVA methodology and incorporates IBRD’s own credit spread as observed through the CDS market.

Valuation of Financial Instruments: IBRD has an established and documented process for determining fair values. Fair value is based upon quoted market prices for the same or similar securities, where available. Financial instruments for which quoted market prices are not readily available are valued based on discounted cash flow models and other established valuation models. These models primarily use market-based or independently-sourced market parameters such as yield curves, interest rates, volatilities, foreign exchange rates and credit curves, and may incorporate unobservable inputs, some of which may be significant. Selection of these inputs may involve some judgment. In instances where Management relies on instrument valuations supplied by external pricing vendors, there are procedures in place to validate the appropriateness of the models used as well as inputs applied in determining those values. The fair value of certain instruments is calculated using NAV as a practical expedient. To ensure that the valuations are appropriate where internally-developed models are used, IBRD has various controls in place, which include both internal and periodic external verification and review.

Fair Value Hierarchy: Financial instruments are categorized based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), the next highest priority to observable market-based inputs or inputs that are corroborated by market data (Level 2) and the lowest priority to unobservable inputs that are not corroborated by market data (Level 3).

Financial assets and liabilities recorded at fair value on the Balance Sheet are categorized based on the inputs to the valuation techniques as follows:

Level 1:	Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2:

Financial assets and liabilities whose values are based on quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or pricing models for which all significant inputs are observable, either directly or indirectly for substantially the full term of the asset or liability.

Level 3:	Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

IBRD’s policy is to recognize transfers in and transfers out of levels as of the end of the reporting period in which they occur.

Investments measured at NAV (or its equivalent) are not classified in the fair value hierarchy.

Accounting for Grant Expenses: IBRD recognizes an expense for unconditional grants, such as Contributions to Special Programs and most Board of Governors-approved and other transfers, upon approval. IBRD recognizes an expense for conditional grants when the conditions specified for use by the beneficiaries have been met.

Trust Funds: To the extent that IBRD acts as an agent for, or controls IBRD-executed trust funds, assets held on behalf of specified beneficiaries are recorded on IBRD’s Balance Sheet, along with corresponding liabilities. Amounts disbursed from these trust funds are recorded as expenses with corresponding amounts recognized as revenues. For Recipient-executed trust funds, since IBRD acts as a trustee, no assets or liabilities relating to these activities are recorded on the Balance Sheet. In some trust funds, execution is split between Recipient-executed and IBRD-executed portions. Decisions on assignment of funding resources between the two types of execution may be made on an ongoing basis, therefore, the execution of a portion of these available resources may not yet be assigned.

IBRD also acts as a financial intermediary to provide specific administrative or financial services with a limited fiduciary or operational role. These arrangements, referred to as Financial Intermediary Funds, include, for example, administration of debt service trust funds, financial intermediation and other more specialized limited fund management roles. For these arrangements, funds are held and disbursed in accordance with instructions from donors or, in some cases, an external governance structure or a body operating on behalf of donors. For Financial Intermediary Funds, since IBRD acts as a trustee, no assets or liabilities relating to these activities are recorded on the Balance Sheet.

Accounting and Reporting Developments

Evaluated Accounting Standards:

In June 2016, the Financial Accounting Standards Board (FASB) issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (CECL ASU). The ASU and its subsequent amendments introduce a new model for the accounting of credit losses on loans and other financial assets measured at amortized cost. The CECL model, requires an entity to estimate the credit losses expected over the life of an exposure, considering historical information, current information, and reasonable and supportable forecasts. Additionally, the ASUs require enhanced disclosures about credit quality and significant estimates and judgments used in estimating credit losses.

For IBRD, the ASUs became effective on July 1, 2020. The transition adjustment increased retained earnings by $203 million, which reflects the decrease in the expected credit losses relating to loans and other exposures under CECL compared to the previous “incurred loss” model. The impact was mainly driven by the use of implied forward interest rates under CECL compared to historical average interest rates under the previous methodology. Implied forward interest rates had declined to historically low levels in the context of the global pandemic. This impact was partially offset by the inclusion of signed loan commitments in the determination of the provision and the requirement to provision over the full life of IBRD’s long maturity profile credit exposures.

See the table below for details of the CECL transition adjustment as of July 1, 2020. The transition adjustment had no impact on the Statement of Income. See Note D—Loans and Other Exposures and Note G—Retained Earnings, Allocations and Transfers, for additional details.

	Location on the Balance Sheet	June 30, 2020 As reported	Impact of the adoption of the CECL ASU	July 1, 2020 Adjusted
Accumulated provision related to:
Loans outstanding	Accumulated provision for loan losses	$1,599	$(465)	$1,134
Signed loan commitments	Other liabilities	—	298	298
Other exposures	Other liabilities	99	(47)	52

Total impact on accumulated provision		$1,698	$(214)	$1,484

Recoverable asset relating to guarantees received under EEAs	Other assets	$(28)	$11	$(17)

Retained earnings		$28,765	$203	$28,968

Accounting standards under evaluation:

In June 2022, FASB issued Accounting Standard Update (ASU) 2022-03, Fair Value Measurement (Topic 820) Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions, which clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and should not be factored in when measuring fair value. The ASU also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The ASU requires certain disclosures for equity securities subject to contractual sale restrictions. For IBRD, the ASU will be effective from the quarter ending September 30, 2024 (fiscal year 2025 for IBRD), with early adoption permitted. IBRD is currently evaluating the impact of the ASU on its financial statements.

In March 2022, the FASB issued ASU 2022-02, Troubled Debt Restructurings and Vintage Disclosures, which eliminates the accounting guidance on troubled debt restructurings (TDRs) for creditors and amends the guidance on “vintage disclosures” to require disclosure of current-period gross write-offs by year of origination. This ASU is effective from the quarter ending September 30, 2023 (fiscal year 2024 for IBRD), with early adoption permitted. IBRD is currently evaluating the impact of the ASU on its financial statements.

In November 2021, the FASB issued ASU 2021-10, Disclosure by Business Entities about Government Assistance, which requires entities to make annual disclosure about certain government assistance they received. This ASU is effective for the annual period ending June 30, 2023 for IBRD (annual statements of fiscal year 2023 for IBRD), with early adoption permitted. IBRD is currently evaluating the impact of the ASU on its financial statements.

NOTE B—CAPITAL STOCK, MAINTENANCE OF VALUE, AND MEMBERSHIP

The following table provides a summary of the changes in IBRD’s authorized and subscribed shares:

Table B1: IBRD’s shares

	Authorized shares	Subscribed shares
As of June 30, 2020	2,783,873	2,387,388
General Capital Increase/Selective Capital Increase (GCI/SCI)	—	81,677

As of June 30, 2021	2,783,873	2,469,065
GCI/SCI	—	76,919

As of June 30, 2022	2,783,873	2,545,984

The following table provides a summary of the changes in subscribed capital, uncalled portion of subscriptions, and paid-in capital:

Table B2: IBRD’s capital

In millions of U.S. dollars

	Subscribed capital	Uncalled portion of subscriptions	Paid-in capital
As of June 30, 2020	$288,002	$(269,968)	$18,034
GCI/SCI	9,854	(8,644)	1,210

As of June 30, 2021	297,856	(278,612)	19,244
GCI/SCI	9,279	(8,024)	1,255

As of June 30, 2022	$307,135	$(286,636)	$20,499

The uncalled portion of subscriptions is subject to call only when required to meet the obligations incurred by IBRD as a result of borrowings or guaranteeing loans.

On October 1, 2018, IBRD’s Board of Governors approved two resolutions that increased IBRD’s authorized capital. The total increase in authorized capital was $57.5 billion, of which, $27.8 billion and $29.7 billion relate to the GCI and SCI, respectively. Under the terms of the 2018 GCI and SCI, paid-in capital is expected to increase by up to $7.5 billion. As of June 30, 2022, the cumulative subscription payments received under the 2018 capital increases was $4 billion.

Amounts to Maintain the Value of Currency Holdings

The following table summarizes the amounts for MOV classified as components of equity:

Table B3: MOV balances

In millions of U.S. dollars

	June 30, 2022	June 30, 2021
MOV receivable	$(354)	$(343)

Net Deferred MOV (receivable)/payable	(294)	197
Deferred demand obligations	(130)	(130)

Deferred MOV (receivable)/payable	$(424)	$67

NOTE C—INVESTMENTS

As of June 30, 2022, IBRD’s investments include the liquid asset portfolio, the Post Employment Benefit Plan (PEBP), the Post Retirement Contribution Reserve Fund (PCRF), and holdings relating to the Local Currency Market Development (LCMD) investments. LCMD investments are sovereign bonds denominated in the local currencies of less developed markets, and funded by borrowings in the same currency with matching volume, payment and maturity characteristics.

Investments held by IBRD are designated as trading and reported at fair value, or at face value, which approximates fair value. As of June 30, 2022, Investments were primarily comprised of government and agency obligations, and time deposits (47% and 48% respectively), with all the instruments classified as Level 1 or Level 2 within the fair value hierarchy. As of June 30, 2022, the largest holdings of investments from a single counterparty was U.S. Treasuries (8%).

A summary of IBRD’s Investments-Trading is as follows:

Table C1: Investments – Trading composition

In millions of U.S. dollars

	June 30, 2022	June 30, 2021
Government and agency obligations	$38,727	$48,630
Time deposits	39,454	35,460
Asset-backed Securities (ABS)	1,603	1,710
Alternative investments [a]	1,704	1,352
Equity securities [a]	295	414

Total	$81,783	$87,566

a.	Related to PEBP holdings. Alternative investments are comprised of investments in hedge funds, private equity funds and real estate funds, at net asset value (NAV).

IBRD manages its investments on a net portfolio basis. The following table summarizes IBRD’s net portfolio position:

Table C2: Net investment portfolio position

In millions of U.S. dollars

	June 30, 2022	June 30, 2021
Investments-Trading	$81,783	$87,566
Securities purchased under resale agreements	37	338
Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received [a]	(201)	(3,333)

Derivative assets
Currency swaps and forward contracts	941	485
Interest rate swaps	19	16
Other	2	—

Total	962	501

Derivative liabilities
Currency swaps and forward contracts	(55)	(417)
Interest rate swaps	(523)	(561)
Other	—	(1)

Total	(578)	(979)

Cash held in investment portfolio [b]	262	2,037
Receivable from investment securities traded and other assets	103	400
Payable for investment securities purchased [c]	(311)	(699)

Net investment portfolio	$82,057	$85,831

a.	Includes $164 million of cash collateral received from counterparties under derivative agreements ($3,308 million—June 30, 2021).
b.	This amount is included in Unrestricted cash under Due from banks on the Balance Sheet.
c.

This amount includes $260 million of liabilities related to PCRF payable, which is included in Other liabilities—Accounts payable and miscellaneous liabilities on the Balance Sheet ($178 million—June 30, 2021), and no liabilities related to short sales ($98 million—June 30, 2021).

The composition of IBRD’s net investment portfolio was as follows:

Table C3: Net investment portfolio composition

In millions of U.S. dollars

Net investment portfolio	June 30, 2022	June 30, 2021
Liquid asset portfolio	$78,796	$82,751
PEBP holdings	2,456	2,476
PCRF holdings	766	555
AMC holdings	—	10
LCMD investments	39	39

Total	$82,057	$85,831

As of November 2021, IBRD transferred all contributions received from donors under the Advance Market Commitment (AMC) program to the GAVI alliance, thereby concluding the program.

IBRD uses derivative instruments to manage the associated currency and interest rate risk in the portfolio. For details regarding these instruments, see Note F—Derivative Instruments. After considering the effects of these derivatives, IBRD’s investment portfolio is predominantly denominated in U.S. dollars.

Commercial Credit Risk

For the purpose of risk management, IBRD is party to a variety of financial transactions, certain of which involve elements of credit risk. Credit risk exposure represents the maximum potential loss due to possible non-performance by obligors and counterparties under the terms of the contracts. For all securities, IBRD limits trading to a list of authorized dealers and counterparties. In addition, IBRD may require collateral in connection with resale and swap agreements. The collateral serves to mitigate IBRD’s exposure to credit risk.

Swap Agreements: Credit risk is mitigated through the application of eligibility criteria and volume limits for transactions with individual counterparties and through the use of mark-to-market collateral arrangements for swap transactions. IBRD may require collateral in the form of cash or other approved liquid securities from individual counterparties in order to mitigate its credit exposure.

IBRD has entered into master derivative agreements, which contain legally enforceable close-out netting provisions. These agreements may further reduce the gross credit risk exposure related to the swaps. Credit risk with financial assets subject to a master derivatives arrangement is further reduced under these agreements to the extent that payments and receipts with the counterparty are netted at settlement. The reduction in exposure as a result of these netting provisions can vary due to the impact of changes in market conditions on existing and new transactions. The extent of the reduction in exposure may, therefore, change substantially within a short period of time following the balance sheet date. For more information on netting and offsetting provisions see note F—Derivative Instruments.

The following is a summary of the collateral received by IBRD related to swap transactions:

Table C4: Collateral received

In millions of U.S. dollars

	June 30, 2022	June 30, 2021
Collateral received
Cash	$164	$3,308
Securities	427	1,083

Total collateral received	$591	$4,391

Collateral permitted to be repledged	$591	$4,391
Amount of collateral repledged	—	—
Amount of cash collateral invested	143	1,492

Securities Lending: IBRD may engage in securities lending and repurchases, against adequate collateral, as well as secured borrowing and reverse repurchases (resales) of government and agency obligations, corporate securities, ABS and MBS. These transactions, if any, are conducted under legally enforceable master netting arrangements, which allow IBRD to reduce its gross credit exposure related to these transactions. For balance sheet presentation purposes, IBRD presents its securities lending and repurchases, as well as resales, on a gross basis. As of June 30, 2022, and June 30, 2021, there were no amounts which could potentially be offset as a result of legally enforceable master netting arrangements.

Securities lending and repurchase agreements expose IBRD to several risks, including counterparty risk, reinvestment risk, and risk of a collateral gap (increase or decrease in the fair value of collateral pledged). IBRD has procedures in place to ensure that trading activity and balances under these agreements are below predefined counterparty and maturity limits, and to actively manage net counterparty exposure, after collateral, through daily mark-to-market. Whenever the collateral pledged by IBRD related to its borrowings under repurchase agreements and securities lending agreements declines in value, the transaction is re-priced as appropriate by returning cash or pledging additional collateral.

Transfers of securities by IBRD to counterparties are not accounted for as sales as the accounting criteria for the treatment as a sale have not been met. Counterparties are permitted to repledge these securities until the repurchase date.

As of June 30, 2022, liabilities relating to securities transferred under repurchase or securities lending agreements amounted to $37 million ($25 million—June 30, 2021) and there were no unsettled trades relating to repurchase or securities lending agreements. There were no replacement trades entered into in anticipation of maturing trades of a similar amount (Nil—June 30, 2021). As of June 30, 2022 and June 30, 2021, the remaining contractual maturities of these agreements were overnight and continuous. The securities transferred were mainly comprised of government and agency obligations and equity securities.

In the case of resale agreements, IBRD receives collateral in the form of liquid securities and is permitted to repledge these securities. While these transactions are legally considered to be true purchases and sales, the securities received are not recorded on IBRD’s Balance Sheet as the accounting criteria for treatment as a sale have not been met. As of June 30, 2022 and June 30, 2021, there were no unsettled trades pertaining to securities purchased under resale agreements. For resale agreements, IBRD received securities with a fair value of $38 million ($340 million—June 30, 2021). As of June 30, 2022, and June 30, 2021, none of these securities had been transfered.

NOTE D—LOANS AND OTHER EXPOSURES

IBRD’s loans and other exposures (collectively “exposures”) are generally made to, or guaranteed by, member countries of IBRD. In addition, IBRD may also make loans to the IFC, an affiliated organization, without any guarantee. As of June 30, 2022, all IBRD’s loans were reported at amortized cost.

IBRD’s loan portfolio includes loans with multicurrency terms, variable spread terms and fixed spread terms. At June 30, 2022, only loans with variable spread terms (including special development policy loans), were available for new commitments. Effective April 1, 2021, IBRD suspended the offering of loans on fixed spread terms.

As of June 30, 2022, 86% of IBRD’s loans carried variable interest rates. IBRD uses derivative instruments to manage the currency risk as well as repricing risk between its loans and borrowings. After the effects of these derivatives, the entire loan portfolio carried variable interest rates, with a weighted average interest rate of 1.92% as of June 30, 2022 (0.84%—June 30, 2021). For details regarding derivatives used in the loan portfolio see Note F—Derivative Instruments.

The majority of IBRD’s loans outstanding are denominated in U.S. dollars (80%) and euro (18%).

IBRD excludes the interest receivable balance from the amortized cost basis and from the related disclosures as permitted by U.S. GAAP. As of June 30, 2022, accrued interest receivable on loans of $1,029 million is included in Other Receivables – Accrued income on loans in the Balance Sheet ($668 million—June 30, 2021).

As of June 30, 2022, 0.2% of IBRD’s loans were in nonaccrual status and related to one borrower. The total accumulated provision for losses on loans was 0.8% of the total loan portfolio. Based on IBRD’s internal credit quality indicators, the majority of loans outstanding are in the medium-risk or high-risk classes.

A summary of IBRD’s loans outstanding by currency and by interest rate characteristics (fixed or variable) is as follows:

Table D1: Loans outstanding currency and interest rate structure

In millions of U.S. dollars, except as otherwise noted

	June 30, 2022
	Euro		Japanese Yen		U.S. dollars		Others		Loans Outstanding
	Fixed	Variable	Fixed	Variable	Fixed	Variable	Fixed	Variable	Fixed	Variable	Total
Multicurrency terms [a]	$13	$7	$11	$4	$32	$402	$—	$—	$56	$413	$469
Weighted average rate (%) [b]	2.78	6.25	2.78	6.25	6.77	5.97	—	—	5.10	5.98	5.88
Average Maturity (years)	2.12	—	2.08	—	1.14	—	—	—	1.54	—	0.18
Variable-spread terms	$3	$20,175	$—	$252	$—	$139,402	$—	$3,027	$3	$162,856	$162,859
Weighted average rate (%) [b]	0.51	0.41	—	0.75	—	2.25	—	8.98	0.51	2.14	2.14
Average Maturity (years)	0.62	8.31	—	7.10	—	8.63	—	7.58	0.62	8.57	8.57
Fixed-spread terms	$12,045	$7,804	$1	$874	$20,637	$23,922	$355	$378	$33,038	$32,978	$66,016
Weighted average rate (%) [b]	2.00	0.53	2.30	0.52	3.35	2.49	8.06	6.49	2.91	2.02	2.47
Average maturity (years)	10.88	7.07	0.58	5.96	8.60	9.91	8.91	8.09	9.43	9.12	9.27

Loans Outstanding	$12,061	$27,986	$12	$1,130	$20,669	$163,726	$355	$3,405	$33,097	$196,247	$229,344
Weighted average rate (%) [b]	2.00	0.45	2.74	0.59	3.36	2.29	8.06	8.70	2.91	2.13	2.24
Average Maturity (years)	10.87	7.96	1.94	6.19	8.58	8.80	8.91	7.64	9.42	8.64	8.75

Loans Outstanding											$229,344

Less accumulated provision for loan losses and deferred loan income											2,252

Net loans outstanding											$227,092

Table D1.1

In millions of U.S. dollars, except as otherwise noted

	June 30, 2021
	Euro		Japanese Yen		U.S. dollars		Others		Loans Outstanding
	Fixed	Variable	Fixed	Variable	Fixed	Variable	Fixed	Variable	Fixed	Variable	Total
Multicurrency terms [a]	$20	$8	$19	$5	$35	$402	$—	$—	$74	$415	$489
Weighted average rate (%) [b]	2.78	6.38	2.78	6.38	7.13	6.11	—	—	4.83	6.12	5.92
Average Maturity (years)	2.62	—	2.62	—	1.30	—	—	—	2.00	—	0.30
Variable-spread terms	$6	$20,506	$—	$317	$—	$130,449	$—	$2,651	$6	$153,923	$153,929
Weighted average rate (%) [b]	0.51	0.16	—	0.58	—	0.95	—	8.42	0.51	0.97	0.97
Average Maturity (years)	1.12	8.20	—	7.96	—	8.73	—	7.71	1.12	8.64	8.64
Fixed-spread terms	$12,917	$8,440	$2	$1,105	$19,670	$23,113	$482	$417	$33,071	$33,075	$66,146
Weighted average rate (%) [b]	2.10	0.34	2.30	0.44	3.40	1.26	7.84	3.56	2.96	1.03	1.99
Average maturity (years)	11.77	7.58	0.96	6.81	8.59	10.69	9.06	8.44	9.84	9.74	9.79

Loans Outstanding	$12,943	$28,954	$21	$1,427	$19,705	$153,964	$482	$3,068	$33,151	$187,413	$220,564
Weighted average rate (%) [b]	2.10	0.22	2.72	0.49	3.40	1.01	7.84	7.76	2.96	0.99	1.29
Average Maturity (years)	11.75	8.02	2.42	7.04	8.58	9.00	9.06	7.81	9.82	8.82	8.97

Loans Outstanding											$220,564

Less accumulated provision for loan losses and deferred loan income											1,765

Net loans outstanding											$218,799

a.	Variable rates for multicurrency loans are based on the weighted average cost of allocated debt.
b.	Excludes effects of any waivers of loan interest.

The maturity structure of IBRD’s loans is as follows:

Table D2: Loans maturity structure

In millions of U.S. dollars

	June 30,2022
Terms/Rate Type	July 1, 2022 through June 30, 2023	July 1, 2023 through June 30, 2027	July 1, 2027 through June 30, 2037	Thereafter	Total
Multicurrency terms
Fixed	$26	$30	$—	$—	$56
Variable	413	—	—	—	413

Variable-spread terms
Fixed	3	—	—	—	3
Variable	8,509	41,986	89,618	22,743	162,856

Fixed-spread terms
Fixed	1,445	7,265	18,995	5,333	33,038
Variable	2,458	8,116	16,201	6,203	32,978

All Loans
Fixed	1,474	7,295	18,995	5,333	33,097
Variable	11,380	50,102	105,819	28,946	196,247

Total loans outstanding	$12,854	$57,397	$124,814	$34,279	$229,344

Table D2.1

In millions of U.S. dollars

	June 30, 2021
Terms/Rate Type	July 1, 2021 through June 30, 2022	July 1, 2022 through June 30, 2026	July 1, 2026 through June 30, 2036	Thereafter	Total
Multicurrency terms
Fixed	$29	$45	$—	$—	$74
Variable	415	—	—	—	415

Variable-spread terms
Fixed	3	3	—	—	6
Variable	9,841	37,628	83,687	22,767	153,923

Fixed-spread terms
Fixed	1,562	7,153	16,773	7,583	33,071
Variable	1,519	8,591	15,715	7,250	33,075

All Loans
Fixed	1,594	7,201	16,773	7,583	33,151
Variable	11,775	46,219	99,402	30,017	187,413

Total loans outstanding	$13,369	$53,420	$116,175	$37,600	$220,564

Credit Quality of Sovereign Exposures

Based on an evaluation of IBRD’s exposures, management has determined that IBRD has one portfolio segment – Sovereign Exposures. IBRD’s loans constitute the majority of the Sovereign Exposures portfolio segment.

IBRD’s country risk ratings are an assessment of its borrowers’ ability and willingness to repay IBRD on time and in full. These ratings are internal credit quality indicators. Individual country risk ratings are derived on the basis of both quantitative and qualitative analysis. The components considered in the analysis can be grouped broadly into eight categories: political risk, external debt and liquidity, fiscal policy and public debt burden, balance of payments risks, economic structure and growth prospects, monetary and exchange rate policy, financial sector risks, and corporate sector debt and vulnerabilities. The analysis also takes into account Environmental, Social, and Governance (ESG) factors. For the purpose of analyzing the risk characteristics of IBRD’s exposures, these exposures are grouped into three classes in accordance with assigned borrower risk ratings, which relate to the likelihood of loss: Low, Medium and High-risk classes, as well as exposures in nonaccrual status.

IBRD’s borrowers’ country risk ratings are key determinants in the provision for losses. Country risk ratings are grouped in pools of borrowers with similar credit ratings for the purpose of the calculation of the expected credit losses. Country risk ratings are determined in review meetings that take place several times a year. All countries are reviewed at least once a year, or more frequently, if circumstances warrant, to determine the appropriate ratings.

An assessment was also performed to determine whether a qualitative adjustment of the loan loss provision was needed as of June 30, 2022, including consideration of the COVID-19 pandemic and other global events. Management concluded that a qualitative adjustment beyond the regular application of IBRD’s loan loss provision framework was not warranted.

The following tables provides an aging analysis of the loan portfolio:

Table D3: Loan portfolio aging structure

In millions of U.S. dollars

	June 30, 2022
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current	Total
Risk Class
Low	$—	$—	$—	$—	$—	$—	$23,428	$23,428
Medium	—	—	—	—	—	—	96,533	96,533
High	—	1	38	—	—	39	108,916	108,955

Loans in accrual status	—	1	38	—	—	39	228,877	228,916
Loans in nonaccrual status	—	—	—	—	428	428	—	428

Total	$—	$1	$38	$—	$428	$467	$228,877	$229,344

Table D3.1

In millions of U.S. dollars

	June 30, 2021
Days past due	Up to 45	46-60	61-90	91-180	Over 180	Total Past Due	Current	Total
Risk Class
Low	$—	$—	$—	$—	$—	$—	$24,229	$24,229
Medium	—	—	—	—	—	—	93,530	93,530
High	—	—	—	—	—	—	102,373	102,373

Loans in accrual status	—	—	—	—	—	—	220,132	220,132
Loans in nonaccrual status	—	—	—	—	432	432	—	432

Total	$—	$—	$—	$—	$432	$432	$220,132	$220,564

IBRD considers the signature date of a loan agreement as the best indicator of the decision point in the origination process, rather than the disbursement date. The table below discloses the outstanding balances of IBRD’s loan portfolio as of June 30, 2022 and June 30, 2021, classified by the year the loan agreement was signed.

Table D4: Loan portfolio vintage disclosure

In millions of U.S. dollars

	June 30, 2022
	Fiscal Year of Origination						CAT DDOs Disbursed and Revolving	CAT DDOs Converted to Term Loans	Loans outstanding as of June 30, 2022
	2022	2021	2020	2019	2018	Prior Years
Risk
Low	$250	$100	$196	$1,060	$346	$21,476	$—	$—	$23,428
Medium	5,595	8,298	6,678	3,577	4,487	65,788	203	1,907	96,533
High	6,416	7,878	6,588	7,075	6,663	73,410	462	463	108,955

Loans in accrual status	12,261	16,276	13,462	11,712	11,496	160,674	665	2,370	228,916
Loans in nonaccrual status	—	—	—	—	—	428	—	—	428

Total	$12,261	$16,276	$13,462	$11,712	$11,496	$161,102	$665	$2,370	$229,344

Table D4.1

In millions of U.S. dollars

	June 30, 2021
	Fiscal Year of Origination						CAT DDOs Disbursed and Revolving	CAT DDOs Converted to Term Loans	Loans outstanding as of June 30, 2021
	2021	2020	2019	2018	2017	Prior Years
Risk
Low	$—	$109	$702	$237	$1,831	$21,350	$—	$—	$24,229
Medium	5,477	6,040	3,171	4,074	4,101	68,674	726	1,267	93,530
High	4,034	5,701	6,682	6,310	8,438	70,221	504	483	102,373

Loans in accrual status	9,511	11,850	10,555	10,621	14,370	160,245	1,230	1,750	220,132
Loans in nonaccrual status	—	—	—	—	—	432	—	—	432

Total	$9,511	$11,850	$10,555	$10,621	$14,370	$160,677	$1,230	$1,750	$220,564

The amount of Catastrophe Deferred Drawdown Option (CAT DDOs) converted to term loans during the fiscal year ended June 30, 2022 is $671 million ($282 million—June 30, 2021).

Accumulated Provision for Losses on Loans and Other Exposures

Management determines the appropriate level of accumulated provision for losses, which reflects the expected losses inherent in IBRD’s exposures.

The balance of the accumulated provision as of July 1, 2020, decreased by the $214 million transition adjustment recorded upon the adoption of ASU No. 2016-13, Financial Instruments—Credit Losses (ASC 326). The transition adjustment corresponds to the difference between the accumulated provision calculated under the “incurred loss” model and the current expected credit loss (CECL) model.

Changes to the Accumulated provision for losses on loans and other exposures are summarized below:

Table D5: Accumulated provision

In millions of U.S. dollars

	June 30, 2022
	Loans outstanding	Loan commitments	Other [a]	Total
Accumulated provision, beginning of the fiscal year	$1,270	$326	$51	$1,647
Provision—charge (release)	509	44	17	570
Translation adjustment	(37)	(11)	(4)	(52)

Accumulated provision, end of the fiscal year	$1,742	$359	$64	$2,165

Composed of accumulated provision for losses on:
Loans in accrual status	$1,528
Loans in nonaccrual status	214

Total	$1,742

Loans, end of the fiscal year:
Loans in accrual status	$228,916
Loans in nonaccrual status	428

Total loans outstanding	$229,344

Table D5.1:

In millions of U.S. dollars

	June 30, 2021
	Loans outstanding	Loan commitments	Other [a]	Total
Accumulated provision, beginning of the fiscal year	$1,599	$—	$99	$1,698
CECL transition adjustment	(465)	298	(47)	(214)

Adjusted accumulated provision, beginning of the fiscal year	1,134	298	52	1,484
Provision—charge (release)	123	25	(2)	146
Translation adjustment	13	3	1	17

Accumulated provision, end of the fiscal year	$1,270	$326	$51	$1,647

Composed of accumulated provision for losses on:
Loans in accrual status	$1,054
Loans in nonaccrual status	216

Total	$1,270

Loans, end of the fiscal year:
Loans in accrual status	$220,132
Loans in nonaccrual status	432

Total loans outstanding	$220,564

a.	Primarily relates to guarantees and does not include recoverable asset relating to Guarantee received under the Exposure Exchange Agreements (for more details see the Guarantees section).

Reported as follows
	Balance Sheet	Statement of Income
Accumulated Provision for Losses on:

Loans outstanding	Accumulated provision for loan losses	Provision for losses on loans and other exposures

Loan commitments and other exposures (excluding exposures to member countries’ derivatives)	Other liabilities	Provision for losses on loans and other exposures

Overdue Amounts

IBRD considers loans to be past due when a borrower fails to make payment on any principal, interest or other charges due to IBRD on the dates provided in the contractual loan agreement.

At June 30, 2022, there were no principal or interest amounts on loans in accrual status, which were overdue by more than three months.

Zimbabwe is the only borrowing member with loans or guarantees in nonaccrual status and has been in nonaccrual status since October 2000.

The following tables provide a summary of selected financial information related to loans in nonaccrual status as of and for the stated fiscal years:

Table D6: Loans in nonaccrual status

In millions of U.S. dollars

	June 30, 2022	June 30, 2021
Recorded investment in nonaccrual loans [a]	$428	$432
Accumulated provision for losses on nonaccrual loans	214	216
Average recorded investment in nonaccrual loans for the fiscal year	430	433
Overdue amounts of nonaccrual loans:	1,061	1,042
Principal	428	432
Interest and charges	633	610

a.	A loan loss provision has been recorded against each of the loans in nonaccrual status.

Table D6.1

In millions of U.S. dollars

	2022	2021	2020
Interest revenue not recognized as a result of loans being in nonaccrual status	$27	$27	$28

During the fiscal years ended June 30, 2022 and June 30, 2021, no loans were placed into nonaccrual status or restored to accrual status.

In addition, during the fiscal year ended June 30, 2022, less than $1 million interest revenue was recognized on loans in nonaccrual status (less than $1 million—June 30, 2021 and less than $1 million—June 30, 2020).

Guarantees

Guarantees of $6,379 million were outstanding at June 30, 2022 ($6,705 million—June 30, 2021). This amount represents the maximum potential amount of undiscounted future payments that IBRD could be required to make under these guarantees, and is not included in the Balance Sheet. These guarantees have original maturities ranging between 10 and 21 years, and expire in decreasing amounts through 2042.

At June 30, 2022, liabilities related to IBRD’s obligations under guarantees included the obligation to stand ready of $298 million ($347 million—June 30, 2021), and the accumulated provision for guarantee losses of $59 million ($50 million—June 30, 2021).

During the fiscal years ended June 30, 2022 and June 30, 2021, no guarantees provided by IBRD were called.

IBRD participates in Exposure Exchange Agreements (EEA) which are recognized as financial guarantees in the financial statements. Information on the location and amounts associated with the EEAs executed with Multilateral Investment Guarantee Agency (MIGA), African Development Bank (AfDB) and Inter-American Development Bank (IADB) included on the Balance Sheet and in the Statement of Income is presented in the following table:

Table D7: Amounts associated with EEA

In millions of U.S. dollars

	June 30, 2022			June 30, 2021
	Notional amount	(Stand ready obligation) Asset	(Accumulated provision) Recoverable asset	Notional amount	(Stand ready obligation) Asset	(Accumulated provision) Recoverable asset	Location on Balance Sheet
Guarantees provided [a,c]	$3,630	$(170)	$(27)	$3,640	$(190)	$(20)	Other liabilities
Guarantees received [b]	(3,630)	170	25	(3,640)	190	17	Other assets

	$—	$—	$(2)	$—	$—	$(3)

a.

For the fiscal year ended June 30, 2022, Provisions for losses on loans and other exposures line on the Statement of Income includes $7 million charge relating to Guarantees provided (less than $1 million release of provision —June 30, 2021 and $3 million of provision —June 30, 2020).

b.

For the fiscal year ended June 30, 2022, Non-interest revenue—Other, net, line in the Statement of Income includes $8 million of gain on recoverable asset relating to Guarantees received (less than $1 million of reduction in recoverable asset —June 30, 2021 and $5 million of reduction in recoverable asset —June 30, 2020).

c.

Notional amount, obligation to stand ready and provision for the guarantees provided are included in guarantees outstanding of $6,379 million, obligations to stand ready of $298 million and accumulated provision for guarantee losses of $59 million, respectively ($6,705 million, $347 million and $50 million, respectively—June 30, 2021).

Waivers of Loan Charges

IBRD provides waivers on eligible loans, which include a portion of interest on loans, a portion of the commitment charge on undisbursed balances and a portion of the front-end fee charged on all eligible loans. Waivers are approved annually by the Executive Directors of IBRD. As part of the COVID-19 Strategic Preparedness and Response Program (SPRP), the Executive Directors of IBRD approved the waiver of commitment/standby fees for health-related COVID-19 operations payable during the first year of each financing and a reduced front-end fee of 25 bps for CAT DDOs approved under the Fast-Track COVID-19 Facility. Such waivers/reductions are available for financing approved on or prior to March 31, 2021. The Executive Directors also approved the waiver of commitment fees for COVID-19 vaccine related projects under the Additional Financing to the COVID-19 SPRP for the first 18 months, starting from the date of approval of financing for each project. Such waivers being available for financing approved on or prior to October 1, 2022.

The foregone income resulting from waivers of loan charges is summarized in the following table:

Table D8: Waivers of loan charges

In millions of U.S. dollars

	2022	2021	2020
Interest waivers	$15	$23	$31
Commitment charge waivers	2	3	—
Front-end fee waivers	3	5	6

Total	$20	$31	$37

Concentration Risk

Loan revenue comprises interest, commitment fees, loan origination fees and prepayment premiums, net of waivers. For the fiscal year ended June 30, 2022, there was no country that contributed more than 10% of the total loan revenue.

Information about IBRD’s loan revenue and associated loans outstanding by geographic region is presented in the following table:

Table D9: Loan revenue and associated outstanding loan balances

In millions of U.S. dollars	As of and for the fiscal years ended June 30,
	2022		2021
Region	Loan Revenue [a]	Loans Outstanding	Loan Revenue [a]	Loans Outstanding
Latin America and the Caribbean	$1,287	$72,417	$1,191	$68,525
Europe and Central Asia	463	46,033	472	48,012
East Asia and Pacific	638	48,826	620	46,574
Middle East and North Africa	443	31,675	402	30,868
South Asia	257	22,008	228	20,309
Eastern and Southern Africa	244	6,667	223	4,665
Western and Central Africa	33	1,718	32	1,611

Total	$3,365	$229,344	$3,168	$220,564

a.	Does not include interest expenses, net of $871 million from loan related derivatives ($840 million—June 30, 2021). Includes commitment charges of $126 million ($115 million—June 30, 2021).

NOTE E—BORROWINGS

IBRD issues unsubordinated and unsecured fixed and variable rate debt in a variety of currencies. Variable rates are primarily based on exchange rates or market interest rates.

Borrowings issued by IBRD are reported at fair value. As of June 30, 2022, 98% of the instruments in the portfolio were classified as Level 2, within the fair value hierarchy. In addition, most of these instruments were denominated in U.S. dollars and euro (64% and 12%, respectively).

IBRD uses derivative contracts, reported at fair value, to manage the currency risk and the interest rate risk between its loans and borrowings. For details regarding the derivatives used, see Note F—Derivative Instruments. After the effect of these derivatives, the entire borrowing portfolio carried variable interest rates, with a weighted average cost of 1.04% as of June 30, 2022 (0.12% as of June 30, 2021).

The following table summarizes IBRD’s borrowing portfolio after derivatives:

Table E1: Borrowings and borrowing-related derivatives

In millions of U.S. dollars

	June 30, 2022	June 30, 2021
Borrowings [a]	$235,173	$260,076
Currency swaps, net	8,162	(2,913)
Interest rate swaps, net	13,574	(3,507)

	$256,909	$253,656

a.	There were no unsettled borrowings as of June 30, 2022 (Nil—June 30, 2021).

For the fiscal year ended June 30, 2022, Borrowing expenses, net in the Statement of Income of $750 million ($662 million—June 30, 2021 and $3,754 million—June 30, 2020) include $2,317 million of interest revenue, net related to derivatives associated with the Borrowing portfolio ($3,323 million—June 30, 2021 and $1,183 million—June 30, 2020).

The following table provides a summary of the interest rate characteristics of IBRD’s borrowings:

Table E2: Interest rate composition of Borrowings

In millions of U.S. dollars, except as otherwise noted

	June 30, 2022	WAC [a] (%)	June 30, 2021	WAC [a] (%)
Fixed	$222,748	1.53	$224,850	1.61
Variable	31,120	3.71	31,784	0.59

Borrowings [b]	$253,868	1.80	$256,634	1.49
Fair Value Adjustment	(18,695)		3,442

Borrowings at fair value	$235,173		$260,076

a.	WAC refers to weighted average borrowings cost as of the reporting date.
b.	At amortized cost.

The currency composition of IBRD’s borrowing portfolio before derivatives was as follows:

Table E3: Currency composition of Borrowings (before derivatives)

	June 30, 2022	June 30, 2021
U.S. Dollar	63.6%	60.8%
Euro	11.6	13.3
Others	24.8	25.9

	100.0%	100.0%

The maturity structure of IBRD’s borrowings outstanding was as follows:

Table E4: Maturity structure of Borrowings

In millions of U.S. dollars

	June 30, 2022	June 30, 2021
Less than 1 year	$42,289	$45,240
Between
1-2 years	28,483	29,652
2-3 years	32,274	28,319
3-4 years	27,479	34,367
4-5 years	19,163	28,210
Thereafter	85,485	94,288

	$235,173	$260,076

IBRD’s borrowings have original maturities ranging from 29 days to 50 years, with the final maturity in 2069.

NOTE F—DERIVATIVE INSTRUMENTS

IBRD uses derivative instruments in its investment, loan and borrowing portfolios, and for asset/liability management purposes. It also offers derivative intermediation services to clients and, concurrently, enters into offsetting transactions with market counterparties.

The following table summarizes IBRD’s use of derivatives in its various financial portfolios:

Portfolio	Derivative instruments used	Purpose / Risk being managed
Risk management purposes:

Investments	Currency swaps, currency forward contracts, interest rate swaps, options, swaptions and futures contracts, TBA securities	Manage currency and interest rate risk in the portfolio

Loans	Currency swaps and interest rate swaps	Manage currency risk as well as interest rate risk between loans and borrowings

Borrowings	Currency swaps and interest rate swaps	Manage currency risk as well as interest rate risk between loans and borrowings

Other asset/liability management derivatives	Currency swaps and interest rate swaps	Manage currency risk and the duration of IBRD’s equity

Other purposes:

Client operations	Currency swaps, currency forward contracts, and interest rate swaps	Assist clients in managing risks

Under client operations, derivative intermediation services are provided to the following:

Borrowing Countries: Currency and interest rate swap transactions are executed between IBRD and its borrowers under master derivatives agreements.

Non-Affiliated Organizations: IBRD has a master derivative agreement with the International Finance Facility for Immunisation (IFFIm), under which several transactions have been executed.

Affiliated Organizations: Derivative contracts are executed between IBRD and IDA, under an agreement allowing IBRD to intermediate derivative contracts on behalf of IDA.

The derivatives in the related tables of Note F are presented on a net basis by instrument. A reconciliation to the Balance Sheet presentation is shown in table F1.

Offsetting assets and liabilities

IBRD enters into International Swaps and Derivatives Association, Inc. (ISDA) master netting agreements with substantially all of its derivative counterparties. These legally enforceable master netting agreements give IBRD the right to liquidate securities held as collateral and to offset receivables and payables with the same counterparty, in the event of default by the counterparty.

The following tables summarize the gross and net derivative positions by instrument type. Instruments that are in a net asset position are included in the Derivative Assets columns and instruments that are in a net liability position are included in the Derivative Liabilities columns. The gross columns represent the fair value of the instrument leg that is in an asset or liability position that are then netted with the other leg of the instrument in the gross offset columns. The effects of the ISDA master netting agreements are applied on a aggregate basis to the total derivative asset and liability positions and are presented net of any cash collateral received on the Balance Sheet. The net derivative asset positions in the tables below have been further reduced by any securities received as collateral to disclose IBRD’s net exposure on its derivative asset positions.

Table F1: Derivative assets and liabilities before and after netting adjustments

In millions of U.S. dollars

	June 30, 2022
	Location on the Balance Sheet
	Derivative Assets				Derivative Liabilities
	Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented		Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented
Interest rate swaps	$22,624	$(16,087)	$6,537		$51,028	$(31,334)	$19,694
Currency swaps [a]	46,314	(41,361)	4,953		79,504	(68,064)	11,440
Other [b]	3	(1)	2		—	—	—

Total	$68,941	$(57,449)	$11,492		$130,532	$(99,398)	$31,134

Less:
Amounts subject to legally enforceable master netting agreements			10,524	[c]			11,093	[d]
Cash collateral received			164

Net derivative position on the Balance Sheet			804				20,041

Less:
Securities collateral received			366

Net derivative exposure after collateral			$438

a.	Includes currency forward contracts and structured swaps.
b.	These relate to swaptions, exchange traded options and futures contracts.
c.	Includes $2 million CVA.
d.	Includes $571 million DVA.

Table F1.1

In millions of U.S. dollars

	June 30, 2021
	Location on the Balance Sheet
	Derivative Assets				Derivative Liabilities
	Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented		Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented
Interest rate swaps	$23,893	$(13,832)	$10,061		$26,577	$(18,206)	$8,371
Currency swaps [a]	98,836	(90,147)	8,689		44,173	(39,196)	4,977
Other [b]	—	—	—		2	(1)	1

Total	$122,729	$(103,979)	$18,750		$70,752	$(57,403)	$13,349

Less:
Amounts subject to legally enforceable master netting agreements			12,124	[d]			12,127	[e]
Cash collateral received [c]			3,271

Net derivative position on the Balance Sheet			3,355				1,222

Less:
Securities collateral received [c]			1,012

Net derivative exposure after collateral			$2,343

a.	Includes currency forward contracts and structured swaps.
b.	These relate to swaptions, exchange traded options and futures contracts.
c.	Does not include excess collateral received.
d.	Includes $18 million CVA.
e.	Includes $21 million DVA.

The following table provides information about the credit risk exposures of IBRD’s derivative instruments by portfolio, before the effects of master netting arrangements and collateral:

Table F2: Credit risk exposure of the derivative instrumentsa

In millions of U.S. dollars

	June 30, 2022
Portfolio	Interest rate swaps	Currency swaps (including currency forward contracts)	Total
Investments	$19	$941	$960
Loans	4,155	1,374	5,529
Client operations	402	877	1,279
Borrowings	1,728	1,761	3,489
Other asset/liability management derivatives	233	—	233

Total Exposure	$6,537	$4,953	$11,490

Table F2.1:

In millions of U.S. dollars

	June 30, 2021
Portfolio	Interest rate swaps	Currency swaps (including currency forward contracts)	Total
Investments	$16	$485	$501
Loans	645	782	1,427
Client operations	1,227	648	1,875
Borrowings	6,529	6,774	13,303
Other asset/liability management derivatives	1,644	—	1,644

Total Exposure	$10,061	$8,689	$18,750

a.	Excludes exchange traded instruments as they are generally subject to daily margin requirements and are deemed to have no material credit risk.

The volume of derivative contracts is measured using the U.S. dollar equivalent notional balance. The notional balance represents the face value, or reference value, on which the calculations of payments on the derivative instruments are determined. At June 30, 2022, the notional amounts of IBRD’s derivative contracts outstanding were as follows: interest rate contracts $433,539 million ($452,450 million at June 30, 2021), currency swaps $117,856 million ($136,467 million at June 30, 2021), long positions of other derivatives $185 million ($186 million at June 30, 2021), and short positions of other derivatives $143 million ($75 million at June 30, 2021).

IBRD is not required to post collateral under its derivative agreements as long as it maintains a triple-A credit rating. The aggregate fair value of all derivative instruments with credit-risk related contingent features that were in a liability position as of June 30, 2022 was $20,203 million ($1,078 million—June 30, 2021). IBRD has not posted any collateral with these counterparties due to its triple-A credit rating.

If the credit-risk related contingent features underlying these agreements were triggered to the extent that IBRD would be required to post collateral as of June 30, 2022, the amount of collateral that would need to be posted would be $16,141 million ($209 million—June 30, 2021). Subsequent triggers of contingent features would require posting of additional collateral, up to a maximum of $20,203 million as of June 30, 2022 ($1,078 million—June 30, 2021). In contrast, IBRD received collateral totaling $591 million as of June 30, 2022 ($4,391 million—June 30, 2021) in relation to swap transactions (see Note C—Investments).

The following table provides information on the amount of unrealized mark-to-market gains and losses on the non-trading derivatives and their location in the Statement of Income:

Table F3: Unrealized mark-to-market gains (losses) on non-trading derivatives

In millions of U.S. dollars

	Reported as:	Unrealized mark-to-market gains (losses)
		2022	2021	2020
Interest rate swaps	Unrealized mark-to-market	$(13,844)	$(4,228)	$3,914
Currency swaps (including currency forward contracts and structured swaps)	(losses) gains on non-trading portfolios, net	(4,336)	(1,702)	838

Total		$(18,180)	$(5,930)	$4,752

All of the instruments in IBRD’s investment portfolio are held for trading purposes. Within the investment portfolio, IBRD holds highly rated fixed income securities, equity securities as well as derivatives. The trading portfolio is primarily held to ensure the availability of funds to meet future cash flow requirements, and for liquidity management purposes.

The following table provides information on the amount of unrealized mark-to-market gains and losses on the Investment-Trading portfolio and their location in the Statement of Income:

Table F4: Unrealized mark-to-market gains (losses) on Investment-Trading portfolio

In millions of U.S. dollars

		Unrealized mark-to-market gains (losses)
	Reported as:	2022	2021	2020
Type of instrument [a]
Fixed income (including associated derivatives)	Unrealized mark-to-market (losses) gains on Investments-	$(74)	$60	$189
Equity [b]	Trading portfolios, net	(3)	171	4

Total		$(77)	$231	$193

a.	Amounts associated with each type of instrument include gains and losses on both derivative instruments and non-derivative instruments.
b.	Related to PEBP holdings.

NOTE G—RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

The changes in the components of Retained Earnings are summarized below:

Table G1: Retained Earnings composition

In millions of U.S. dollars

	Special Reserve	General Reserve [c,e]	Pension Reserve [c]	Surplus	Cumulative Fair Value Adjustments	Unallocated Net Income (Loss) [a]	Restricted Retained Earnings [c]	Other reserves [d,e]	Total
As of June 30, 2019	$293	$28,606	$787	$126	$(1,888)	$843	$40	$—	$28,807
Net income allocation [a]	—	831	6	100	(278)	(584)	(45)	(30)	—
Board of Governors-approved transfers funded from Surplus and other transfers [b]	—	—	—	(126)	—	81	—	45	—
Net income for the year	—	—	—	—	—	(42)	—	—	(42)

As of June 30, 2020	293	29,437	793	100	(2,166)	298	(5)	15	28,765
Cumulative effect of change in accounting principle	—	—	—	—	—	—	—	203	203

As of July 1, 2020	293	29,437	793	100	(2,166)	298	(5)	218	28,968
Net income allocation [a]	—	950	(62)	100	(1,137)	33	59	57	—
Board of Governors-approved transfers funded from Surplus and other transfers [b]	—	—	—	(100)	—	80	—	20	—
Net income for the year	—	—	—	—	—	2,039	—	—	2,039

As of June 30, 2021	293	30,387	731	100	(3,303)	2,450	54	295	31,007
Net income allocation a c	—	1,077	(38)	100	1,218	(2,177)	(12)	(168)	—
Board of Governors-approved transfers funded from Surplus and other transfers [b]	—	—	—	(100)	—	80	—	20	—
Net income for the year	—	—	—	—	—	3,990	—	—	3,990

As of June 30, 2022	$293	$31,464	$693	$100	$(2,085)	$4,343	$42	$147	$34,997

a.	Amounts retained as Surplus from the allocation of net income are approved by the Board of Governors.
b.	A concurrent transfer is made from Surplus to Unallocated Net Income (Loss) for all transfers reported on the Statement of Income and authorized to be funded from Surplus.
c.	May differ from the sum of individual figures due to rounding.
d.	Comprised of non-functional currency translation gains/losses and the unutilized portion of the transfer to the GPG Fund.
e.	Includes a one-time transfer of $203 million from Other reserves to the General Reserve, representing the cumulative effect of adopting ASU 2016-13 on July 1, 2020.

IBRD makes net income allocation decisions on the basis of reported net income, adjusted to exclude unrealized mark-to-market gains and losses on non-trading portfolios, net, restricted income, Board of Governors-approved and other transfers, non-functional currency translation adjustments, and after considering the allocation to the pension reserve.

On August 5, 2021, IBRD’s Executive Directors approved the following adjustments and allocations relating to the net income earned in the fiscal year ended June 30, 2021, to arrive at allocable income for that fiscal year:

•	$1,218 million increase in the Cumulative Fair Value Adjustments, for the Unrealized mark-to-market gain on non-trading portfolios (this excludes realized amounts).

•

Add back $411 million related to Board of Governors-approved transfers approved in the fiscal year ended June 30, 2021, to reported Net Income to arrive at allocable income. These transfers relate to income earned in prior fiscal years.

•	$874 million increase in the General Reserve.

•	$38 million decrease in the Pension Reserve.

•	$35 million increase in Other reserves, for net non-functional currency translation adjustment.

•	$12 million decrease in Restricted Retained Earnings

On August 5, 2021, IBRD’s Executive Directors also approved a one-time transfer of $203 million from Other reserves to the General Reserve, which represents the cumulative effect of adopting ASU 2016-13, Financial Instruments – Credit Losses (Topic 326) on July 1, 2020.

On August 4, 2021, IBRD’s Board of Governors approved a transfer of $20 million from Surplus to the IBRD Fund for Innovative Global Public Goods Solutions (GPG Fund). The transfer was made on August 12, 2021, resulting in a reduction in Surplus and an increase in Other reserves. These funds will be expensed, and Other reserves reduced, when utilized by the GPG Fund. As of June 30, 2022, no funds have been utilized out of the cumulative transfers of $85 million and therefore, no expense has been recognized in the Statement of Income.

On October 14, 2021, IBRD’s Board of Governors approved a transfer to IDA of $274 million and a transfer of $100 million to Surplus out of the net income earned in the fiscal year ended June 30, 2021. The transfer to IDA was made on October 25, 2021.

On December 6, 2021, IBRD’s Board of Governors approved a transfer of $80 million from Surplus to the Trust fund for Gaza and the West Bank. The transfer was made on December 13, 2021.

Board of Governors-approved and other transfers that were expensed during the stated fiscal years are included in the following table:

Table G2: Board of Governors-approved and other transfers expensed

In millions of U.S. dollars

Transfers funded from:	2022	2021	2020
Unallocated Net Income:
IDA	$274	$331	$259

Surplus:
Trust fund for Gaza and West Bank	80	80	81

Total	$354	$411	$340

There were no amounts payable for the transfers approved by the Board of Governors at June 30, 2022, nor at June 30, 2021.

NOTE H—TRANSACTIONS WITH AFFILIATED ORGANIZATIONS

IBRD transacts with affiliated organizations by providing loans, administrative and derivative intermediation services, and through its pension and other postretirement benefit plans.

In addition, IBRD provides transfers to IDA out of its net income, upon approval by the Board of Governors (see Note G—Retained Earnings, Allocations and Transfers).

IBRD had the following receivables from (payables to) its affiliated organizations:

Table H1: IBRD’s receivables and payables with affiliated organizations

In millions of U.S. dollars

	June 30, 2022				June 30, 2021
	IDA	IFC	MIGA	Total	IDA	IFC	MIGA	Total
Administrative Services, net	$174	$37	$14	$225	$268	$36	$13	$317
Derivative assets, net [a]	8	—	—	8	8	—	—	8
Pension and Other Postretirement Benefits	(602)	(640)	(25)	(1,267)	(572)	(645)	(25)	(1,242)
Investments	—	(260)	—	(260)	—	(178)	—	(178)

Total	$(420)	$(863)	$(11)	$(1,294)	$(296)	$(787)	$(12)	$(1,095)

a.	Presented on a net basis by instrument. For details on derivative transactions relating to swap intermediation services provided by IBRD to IDA see Note F—Derivative Instruments.

The receivables from (payables to) these affiliated organizations are reported on the Balance Sheet as follows:

Receivables / Payables related to:	Reported as:
Administrative services [a]	Other assets/liabilities
Derivative transactions	Derivative assets/liabilities—net
Investments	Other liabilities
Pension and other postretirement benefits	Other liabilities

a.	Includes amounts payable to IDA for its share of investments associated with PCRF. This payable is included in Other Liabilities – Accounts payable and miscellaneous liabilities on the Balance Sheet.

Loans and Other Exposures

IBRD has a Local Currency Loan Facility Agreement with IFC, which is capped at $300 million. As of June 30, 2022 and June 30, 2021, there were no loans outstanding under this facility.

During the fiscal year ended June 30, 2014, IBRD entered into an exposure exchange agreement with MIGA under which IBRD and MIGA exchange selected exposures, with each divesting exposure in countries where their lending capacities are limited, in return for exposure in countries where they have excess lending capacity. Under the agreement, IBRD and MIGA have each exchanged $120 million of notional exposure as follows: MIGA assumes IBRD’s loan principal and interest exposure in exchange for IBRD’s assumption of principal and interest exposure of MIGA under its Non-Honoring of Sovereign Financial Obligation agreement. As of June 30, 2022, assets related to IBRD’s right to be indemnified under this agreement amounted to $1 million ($1 million—June 30, 2021), while liabilities related to IBRD’s obligation under this agreement amounted to $1 million ($1 million—June 30, 2021). These include an accumulated provision for guarantee losses of less than $1 million as of June 30, 2022 (less than $1 million—June 30, 2021).

Administrative Services

Expenses jointly incurred by IBRD and IDA are allocated based on an agreed cost-sharing methodology, and amounts are settled quarterly. For the fiscal year ended June 30, 2022, IBRD’s administrative expenses are net of the share of expenses allocated to IDA of $1,644 million ($1,873 million—fiscal year ended June 30, 2021, and $1,824 million—fiscal year ended June 30, 2020).

Revenue

Revenue jointly earned by IBRD and IDA is allocated based on an agreed revenue-sharing methodology, and amounts are settled quarterly. For the fiscal year ended June 30, 2022, IBRD’s other revenue is net of revenue allocated to IDA of $252 million ($261 million—fiscal year ended June 30, 2021, and $316 million—fiscal year ended June 30, 2020), and is included in Revenue from externally funded activities in the Statement of Income.

This revenue also includes revenue from contracts with clients, who are not affiliated with IBRD as follows:

Table H2: Revenue from contracts with clients

In millions of U.S. dollars

	2022	2021	2020
Trust fund fees	$93	$82	$83
Reimbursable advisory services	88	98	132
Asset management services	30	28	30

	$211	$208	$245

Of which:
IBRD’s share	$113	$112	$125
IDA’s share	98	96	120

Each revenue stream represents compensation for services provided and the related revenue is recognized over time.

IBRD’s rights to consideration are deemed unconditional and are classified as receivables. IBRD also has an obligation to provide certain services for which it has received consideration in advance. Such considerations are presented as contract liabilities and are subsequently recognized as revenue, when the related performance obligation is satisfied.

The following table shows IBRD’s receivables and contract liabilities related to revenue from contracts with clients:

Table H3: Receivables and contract liabilities related to revenue from contract with clients

In millions of U.S. dollars

	June 30, 2022	June 30, 2021
Receivables	$103	$79
Contract liabilities	179	196

The amount of fee revenue associated with services provided to affiliated organizations is included in Revenue from externally funded activities in the Statement of Income, as follows:

Table H4: Fee revenue from affiliated organizations

In millions of U.S. dollars

	2022	2021	2020
Fees charged to IFC	$97	$89	$83
Fees charged to MIGA	6	6	5

Pension and Other Postretirement Benefits

The payable to IDA represents IDA’s net share of prepaid cost for pension and other postretirement benefit plans and PEBP assets. These will be realized over the life of the plan participants.

The payables to IFC and MIGA represent their respective share of PEBP assets. The PEBP assets are managed by IBRD and are a part of the investment portfolio.

For Pension and Other Postretirement Benefits-related disclosures see Note J—Pension and Other Postretirement Benefits.

Derivative Transactions

These relate to currency forward contracts entered into for IDA with IBRD acting as the intermediary with the market.

Investments

These relate to investments that IBRD has made on behalf of IFC, associated with the PCRF, and are included in Investments-Trading on IBRD’s Balance Sheet. The corresponding payable to IFC is included in the amount payable for investment securities purchased on IBRD’s Balance Sheet. As a result, there is no impact on IBRD’s investments net asset value from these transactions.

NOTE I—MANAGEMENT OF EXTERNAL FUNDS AND OTHER SERVICES

Trust Funds

IBRD, alone or jointly with one or more of its affiliated organizations, administers on behalf of donors, including members, their agencies and other entities, funds restricted for specific uses in accordance with administration agreements with donors. Specified uses could include co-financing of IBRD lending projects, debt reduction operations, technical assistance including feasibility studies and project preparation, global and regional programs, and research and training programs. These funds are held in trust with IBRD and/or IDA, and are held in a separate investment portfolio which is not commingled with IBRD and/or IDA funds.

Trust fund execution may be carried out in one of two ways: Recipient-executed or IBRD-executed.

Recipient-executed trust funds involve activities carried out by a recipient third-party executing agency. IBRD enters into agreements with and disburses funds to those recipients, who then exercise spending authority to meet the objectives and comply with terms stipulated in the agreements.

IBRD-executed trust funds involve IBRD execution of activities as described in relevant administration agreements with donors, which define the terms and conditions for use of the funds. Spending authority is exercised by IBRD, under the terms of the administration agreements. The executing agency services provided by IBRD vary and include for example, activity preparation, analytical and advisory activities and project-related activities, including procurement of goods and services.

The following table summarizes the expenses pertaining to IBRD-executed trust funds:

Table I1: Expenses pertaining to IBRD-executed trust funds

In millions of U.S. dollars

	2022	2021	2020
IBRD-executed trust fund expenses	$494	$470	$470

These amounts are included in Administrative expenses and the corresponding revenue is included in Revenue from externally funded activities in the Statement of Income. Administrative expenses primarily relate to staff costs, travel and consultant fees.

The following table summarizes all undisbursed contributions made by third party donors to IBRD-executed trust funds recognized on the Balance Sheet:

Table I2: Undisbursed contributions by third party donors to IBRD-executed trust funds

In millions of U.S. dollars

	2022	2021
IBRD-executed trust funds	$566	$552

These amounts are included in Other assets—Miscellaneous and the corresponding liabilities are included in Other liabilities – Accounts payable and miscellaneous liabilities on the Balance Sheet.

Revenues

IBRD’s revenues for the administration of trust fund operations were as follows:

Table I3: Trust fund administration revenues

In millions of U.S. dollars

	2022	2021	2020
Revenues	$50	$44	$42

These amounts are included in Revenue from externally funded activities in the Statement of Income.

Revenue collected from donor contributions for trust fund administration fees, but not yet earned by IBRD totaling $88 million at June 30, 2022 ($95 million—June 30, 2021) is included in Other assets—Miscellaneous and in Other liabilities – Accounts payable and miscellaneous liabilities, respectively, on the Balance Sheet.

Investment Management Services

IBRD offers treasury and investment management services to affiliated and non-affiliated organizations.

In addition, IBRD offers asset management and technical advisory services to central banks of member countries, under the Reserves Advisory and Management Partnership, for capacity building and other development purposes, and receives a fee for these services.

During the fiscal year ended June 30, 2022, IBRD’s fee revenue from investment management activities totaled $18 million ($19 million –June 30, 2021 and $17 million – June 30, 2020) and is included in Revenue from externally funded activities in the Statement of Income.

NOTE J—PENSION AND OTHER POSTRETIREMENT BENEFITS

IBRD, IFC and MIGA participate in the defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and PEBP (collectively “the Plans”) that cover substantially all of their staff members.

The SRP provides pension benefits and includes a cash balance plan. The RSBP provides certain health and life insurance benefits to eligible retirees. The PEBP provides certain pension benefits administered outside the SRP.

IBRD uses a June 30th measurement date for its pension and other postretirement benefit plans.

All costs, assets and liabilities associated with these Plans are allocated between IBRD, IFC, and MIGA based upon their employees’ respective participation in the Plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost-sharing methodology. IDA, IFC and MIGA reimburse IBRD for their proportionate share of any contributions made to these plans by IBRD. Contributions to the Plans are calculated as a percentage of salary.

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP for IBRD and IDA:

Table J1: Pension Plan benefit costs

In millions of U.S. dollars

	SRP			RSBP			PEBP
	2022	2021	2020	2022	2021	2020	2022	2021	2020
Service cost	$664	$642	$547	$178	$170	$143	$114	$111	$97
Interest cost	659	588	687	119	107	118	64	56	71
Expected return on plan assets	(1,289)	(967)	(1,024)	(223)	(162)	(169)	—	—	—
Amortization of unrecognized prior service costs [a]	3	3	3	17	17	17	3	3	3
Amortization of unrecognized net actuarial losses [a]	—	311	90	—	12	—	53	55	82

Net periodic pension cost	$37	$577	$303	$91	$144	$109	$234	$225	$253

of which:
IBRD’s share	$17	$276	$140	$44	$69	$51	$110	$107	$117
IDA’s share	20	301	163	47	75	58	124	118	136

							2022	2021	2020
Net periodic pension cost (all three plans combined)
IBRD’s share							$171	$452	$308
IDA’s share							191	494	357

a.	Included in Amounts reclassified into net income in Note K—Accumulated Other Comprehensive Loss.

IDA’s share of benefit costs is included as a payable to/receivable from IDA in Other liabilities – Accounts payable and miscellaneous liabilities on the Balance Sheet (see Note H—Transactions with Affiliated Organizations).

The components of net periodic pension cost, other than the service cost component, are included in the Non-interest expenses – Other line item in the Statement of Income. The service cost component is included in the line item Non-interest expenses – Administrative expenses.

The following table provides the amounts of IBRD’s pension service cost:

Table J2: Pension service cost

In millions of U.S. dollars

	2022
	SRP	RSBP	PEBP	Total
Service cost	$664	$178	$114	$956
Of which:
IBRD’s share	$313	$84	$54	$451
IDA’s share	351	94	60	505

In millions of U.S. dollars

	2021
	SRP	RSBP	PEBP	Total
Service cost	$642	$170	$111	$923
Of which:
IBRD’s share	$307	$81	$53	$441
IDA’s share	335	89	58	482

In millions of U.S. dollars

	2020
	SRP	RSBP	PEBP	Total
Service cost	$547	$143	$97	$787
Of which:
IBRD’s share	$254	$66	$45	$365
IDA’s share	293	77	52	422

The following table summarizes the Projected Benefit Obligations (PBO), fair value of plan assets, and funded status associated with the SRP, RSBP, and PEBP for IBRD and IDA. The SRP and RSBP assets are held in separate trusts and the PEBP assets are included in IBRD’s investment portfolio. The assets of the PEBP are mostly invested in fixed income, equity instruments and alternative investments.

Table J3: PBO, funded status and accumulated benefit obligations

In millions of U.S. dollars

	SRP		RSBP		PEBP
	2022	2021	2022	2021	2022	2021
Projected Benefit Obligations
Beginning of year	$24,728	$23,536	$4,235	$3,997	$2,339	$2,167
Service cost	664	642	178	170	114	111
Interest cost	659	588	119	107	64	56
Participant contributions	164	160	30	28	5	4
Benefits paid	(779)	(743)	(102)	(91)	(40)	(35)
Actuarial (gain) loss	(3,605)	545	(794)	24	(375)	36

End of year	21,831	24,728	3,666	4,235	2,107	2,339

Fair value of plan assets
Beginning of year	24,408	19,266	4,145	3,195
Participant contributions	164	160	30	28
Actual return on assets	(231)	5,507	(58)	955
Employer contributions	183	218	46	58
Benefits paid	(779)	(743)	(102)	(91)

End of year	23,745	24,408	4,061	4,145

Funded Status [a]	$1,914	$(320)	$395	$(90)	$(2,107)	$(2,339)

Accumulated Benefit Obligations	$20,643	$23,127	$3,666	$4,235	$1,923	$2,087

a.	Funded status is included in Other Assets – Assets under retirement benefits plans on the Balance Sheet and Other liabilities – Liabilities under retirement benefits plans on the Balance Sheet.

As of June 30, 2022, the SRP and RSBP were overfunded by $1,914 million and $395 million, respectively. The PEBP, after reflecting IBRD and IDA’s share of assets which are included in the IBRD’s investment portfolio ($1,791 million), was underfunded by $316 million.

During the fiscal years ended June 30, 2022 and June 30, 2021, there were no amendments made to the retirement benefit plans.

The following tables present the amounts included in Accumulated Other Comprehensive Income/Loss relating to Pension and Other Postretirement Benefits:

Table J4: Amounts included in Accumulated Other Comprehensive Income at June 30, 2022

In millions of U.S. dollars

	SRP	RSBP	PEBP	Total
Net actuarial loss (gain)	$(804)	$(776)	$193	$(1,387)
Prior service cost	9	25	9	43

Net amount recognized in Accumulated Other Comprehensive Income	$(795)	$(751)	$202	$(1,344)

Table J4.1: Amounts included in Accumulated Other Comprehensive Loss at June 30, 2021

In millions of U.S. dollars

	SRP	RSBP	PEBP	Total
Net actuarial loss (gain)	$1,281	$(263)	$622	$1,640
Prior service cost	12	42	12	66

Net amount recognized in Accumulated Other Comprehensive Loss	$1,293	$(221)	$634	$1,706

Assumptions

The actuarial assumptions used are based on financial market interest rates, inflation expectations, past experience, and Management’s best estimate of future benefit changes and economic conditions. Changes in these assumptions will impact future benefit costs and obligations.

The expected long-term rate of return for the SRP assets is a weighted average of the expected long-term (10 years or more) returns for the various asset classes, weighted by the portfolio allocation. Asset class returns are developed using a forward-looking building block approach and are not strictly based on historical returns. Equity returns are generally developed as the sum of expected inflation, expected real earnings growth and expected long-term dividend yield. Bond returns are generally developed as the sum of expected inflation, real bond yield, duration-adjusted change in yields and risk premium/spread (as appropriate). Other asset class returns are derived from their relationship to equity and bond markets. The expected long-term rate of return for the RSBP is computed using procedures similar to those used for the SRP. The discount rate used in determining the benefit obligation is selected by reference to the year-end yield of AA corporate bonds.

Actuarial gains and losses occur when actual results are different from expected results. Amortization of these unrecognized gains and losses will be included in income if, at the beginning of the fiscal year, they exceed 10 percent of the greater of the projected benefit obligation or the market-related value of plan assets. If required, the unrecognized gains and losses are amortized over the expected average remaining service lives of the employee group.

The following tables present the weighted-average assumptions used in determining the projected benefit obligations and the net periodic pension costs:

Table J5: Weighted average assumptions used to determine projected benefit obligations

In percent, except years

	SRP		RSBP		PEBP
	2022	2021	2022	2021	2022	2021
Discount rate	4.40	2.70	4.50	2.80	4.50	2.80
Rate of compensation increase	5.30	4.80			5.30	4.80
Health care growth rates -at end of fiscal year			5.80	5.40
Ultimate health care growth rate			4.40	3.90
Year in which ultimate rate is reached			2031	2031
Interest crediting rate	5.40	4.90	n.a	n.a	5.40	4.90

Table J6: Weighted average assumptions used to determine net periodic pension cost

In percent, except years

	SRP			RSBP			PEBP
	2022	2021	2020	2022	2021	2020	2022	2021	2020
Discount rate	2.70	2.60	3.40	2.80	2.70	3.50	2.80	2.60	3.50
Expected return on plan assets	5.40	5.10	5.40	5.40	5.10	5.50
Rate of compensation increase	4.80	4.60	4.90				4.80	4.60	4.90
Health care growth rates at end of fiscal year				5.40	5.40	6.20
Ultimate health care growth rate				3.90	3.70	3.90
Year in which ultimate rate is reached				2031	2031	2030
Interest crediting rate	4.90	4.60	4.90	n.a	n.a	n.a	4.90	4.60	4.90

The medical cost trend rate can significantly affect the reported postretirement benefit income or costs and benefit obligations for the RSBP. For the fiscal year ended June 30, 2022, the actuarial gains were primarily due to an increase in the discount rates. For the fiscal year ended June 30, 2021, the actuarial losses were primarily the result of a decrease in the real discount rates, whereas the nominal discount rates increased due to an increase in expected inflation.

Investment Strategy

The investment policies establish the framework for investment of the plan assets based on long-term investment objectives and the trade-offs inherent in seeking adequate investment returns within acceptable risk parameters. A key component of the investment policy is to establish a Strategic Asset Allocation (SAA) representing the policy portfolio (i.e., policy mix of assets) around which the SRP and RSBP (the Plans) are invested. The SAA is derived using a mix of quantitative analysis that incorporates expected returns and volatilities by asset class as well as correlations across the asset classes, and qualitative considerations such as the liquidity needs of the Plans. The SAA for the Plans is reviewed in detail and reset about every three to five years, with more frequent reviews and changes if and as needed based on market conditions.

The key long-term objective is to generate asset performance that is reasonable in relation to the growth rate of the underlying liabilities and the assumed sponsor contribution rates, without taking undue risks. Given the relatively long investment horizons of the SRP and RSBP, and the relatively modest liquidity needs over the short-term to pay benefits and meet other cash requirements, the focus of the investment strategy is on generating sustainable long-term investment returns through a globally diversified set of strategies including fixed income, public and private equity, and real assets. In the first half of the fiscal year 2021, following the onset of the global pandemic, the Pension Finance

Committee (PFC) re-assessed the assumptions underlying the SAA and reaffirmed the appropriateness of the Long-Term Real Return Objective within the current risk tolerance parameters. The review of the SAA was completed and approved in April 2021 with an effective date of June 1, 2021. The new SAAs slightly reduced the Fixed Income and Cash policy allocation from 23 percent to 20 percent and increased the policy allocation to Credit Strategy and Market Neutral Hedge Funds by one and two percent, respectively. More recently, in April 2022 the PFC approved a revision to the SAA band around the target allocation for private equity from +/-3 percent to +/-5 percent with the effective date of May 1, 2022. The changes do not materially alter the risk profile of the portfolio but are expected to slightly increase the efficiency of the allocation.

The following table presents the policy asset allocation and the actual asset allocations by asset category for the SRP and RSBP:

Table J7: Policy and actual asset allocations

	SRP			RSBP
	Policy allocation 2022 (%)	Actual Allocation (%)		Policy allocation 2022 (%)	Actual Allocation (%)
		2022	2021		2022	2021
Asset class
Fixed income and Cash	20	17	20	20	17	21
Credit Strategy	6	7	7	6	7	6
Public equity	31	23	25	31	22	23
Private equity	20	27	26	20	27	28
Market neutral hedge funds	10	10	9	10	10	8
Real assets [a]	13	15	12	13	16	13
Other [b]	—	1	1	—	1	1

Total	100	100	100	100	100	100

a.	Includes public and private real estate, infrastructure, and timber.
b.	Includes authorized investments that are outside the policy allocations primarily in hedge funds.

Significant Concentrations of Risk in Plan Assets

The assets of the SRP and RSBP are diversified across a variety of asset classes. Investments in these asset classes are further diversified across funds, managers, strategies, geographies and sectors, to limit the impact of any individual investment. In spite of such level of diversification, equity market risk remains the primary source of the overall return volatility of the Plans. As of June 30, 2022, the largest exposure to a single counterparty was 7% and 6% of the plan assets in SRP and RSBP, respectively (8% and 6%, respectively—June 30, 2021).

Risk Management Practices

Managing investment risk is an integral part of managing the assets of the Plans. Asset diversification is central to the overall investment strategy and risk management approach for the Plans. Absolute risk indicators such as the overall return volatility and drawdown of the Plans are the primary measures used to define the risk tolerance level and establish the overall level of investment risk. In addition, the level of active risk (defined as the annualized standard deviation of portfolio returns relative to those of the policy portfolio) is closely monitored and managed on an ongoing basis.

Market risk is regularly monitored at the absolute level, as well as at the relative levels with respect to the investment policy, manager benchmarks, and liabilities of the Plans. Stress tests are performed periodically using relevant market scenarios to assess the impact of extreme market events.

Monitoring of performance (at both manager and asset class levels) against benchmarks, and compliance with investment guidelines, are carried out on a regular basis, which provides helpful information for assessing the impact on the portfolios caused by market risk factors. Risk management for different asset classes is tailored to their specific characteristics and is an integral part of the external managers’ due diligence and monitoring processes.

Credit risk is monitored on a regular basis and assessed for possible credit event impacts. The liquidity position of the Plans is analyzed at regular intervals and periodically tested using various stress scenarios to ensure that the Plans have sufficient liquidity to meet all cash flow requirements. In addition, the long-term cash flow needs of the Plans are considered during the SAA exercise and are one of the main drivers in determining maximum allocation to the illiquid investment vehicles. The Plans mitigate operational risk by maintaining a system of internal controls along with other checks and balances at various levels.

Fair Value Measurements and Disclosures

All plan assets are measured at fair value on a recurring basis. The following table presents the fair value hierarchy of major categories of plan assets:

Table J8: Plan assets fair value hierarchy

In millions of U.S. dollars

	June 30, 2022
	SRP				RSBP
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Debt securities
Short-term Investments	$20	$—	$—	$20	$3	$—	$—	$3
Securities purchased under resale agreements	139	—	—	139	37	—	—	37
Government and agency securities	2,779	451	—	3,230	513	95	—	608
Corporate and convertible bonds	—	537	—	537	—	98	—	98
ABS	—	205	—	205	—	38	—	38
MBS	—	299	—	299	—	53	—	53

Total debt securities	2,938	1,492	—	4,430	553	284	—	837

Equity securities
Stocks	1,835	—	—	1,835	317	—	—	317
Mutual funds	11	—	—	11	2	—	—	2
Real estate investment trusts (REITs)	194	—	—	194	30	—	—	30

Total equity securities	2,040	—	—	2,040	349	—	—	349

Other funds at NAV [a]
Commingled funds	—	—	—	3,180	—	—	—	471
Private equity funds	—	—	—	6,327	—	—	—	1,084
Private credit	—	—	—	1,782	—	—	—	289
Real estate funds (including infrastructure and timber)	—	—	—	3,280	—	—	—	598
Hedge funds	—	—	—	2,625	—	—	—	418

Total other funds	—	—	—	17,194	—	—	—	2,860

Derivative assets/liabilities	8	5	—	13	1	1	—	2
Other assets/liabilities, net [b]	—	—	—	68	—	—	—	13

Total assets	$4,986	$1,497	$—	$23,745	$903	$285	$—	$4,061

a.	Investments measured at fair value using NAV as a practical expedient have not been included under the fair value hierarchy.
b.	Includes receivables and payables carried at amounts that approximate fair value.

Table J8.1

In millions of U.S. dollars

	June 30, 2021
	SRP				RSBP
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Debt securities
Short-term Investments	$20	$8	$—	$28	$7	$3	$—	$10
Securities purchased under resale agreements	231	—	—	231	39	—	—	39
Government and agency securities	3,220	173	—	3,393	631	36	—	667
Corporate and convertible bonds	—	605	—	605	—	108	—	108
ABS	—	164	—	164	—	31	—	31
MBS	—	272	—	272	—	47	—	47

Total debt securities	3,471	1,222	—	4,693	677	225	—	902

Equity securities
Stocks	2,761	—	—	2,761	426	—	—	426
Mutual funds	2	—	—	2	—	—	—	—
Real estate investment trusts (REITs)	222	—	—	222	33	—	—	33

Total equity securities	2,985	—	—	2,985	459	—	—	459

Other funds at NAV [a]
Commingled funds	—	—	—	3,571	—	—	—	534
Private equity funds	—	—	—	6,366	—	—	—	1,163
Private credit	—	—	—	1,604	—	—	—	258
Real estate funds (including infrastructure and timber)	—	—	—	2,700	—	—	—	488
Hedge funds	—	—	—	2,247	—	—	—	324

Total other funds	—	—	—	16,488	—	—	—	2,767

Derivative assets/liabilities	2	2	—	4	—	—	—	—
Other assets/liabilities, net [b]	—	—	—	238	—	—	—	17

Total assets	$6,458	$1,224	$—	$24,408	$1,136	$225	$—	$4,145

a.	Investments measured at fair value using NAV as a practical expedient have not been included under the fair value hierarchy.
b.	Includes receivables and payables carried at amounts that approximate fair value.

Valuation Methods and Assumptions

The following are general descriptions of asset categories, as well as the valuation methodologies and inputs used to determine the fair value of each major category of Plan assets. It is important to note that the investment amounts in the asset categories shown in the table above may be different from the asset category allocation shown in the Investment Strategy section of the note. Asset classes in the table above are grouped by the characteristics of the investments held. The asset class break-down in the Investment Strategy section is based on Management’s view of the economic exposures after considering the impact of derivatives and certain trading strategies.

Debt securities

Debt securities include discount notes, securities purchased under resale agreements, U.S. treasuries and agencies, debt obligations of foreign governments, sub-sovereigns and debt obligations in corporations of domestic and foreign issuers. Debt securities also includes investments in ABS such as collateralized mortgage obligations and MBS. These securities are valued by independent pricing vendors at quoted market prices for the same or similar securities, where available. If quoted market prices are not available, fair values are based on discounted cash flow models using market-based parameters such as yield curves, interest rates, volatilities, foreign exchange rates and credit curves. Some debt securities are valued using techniques which require significant unobservable inputs. The selection of these inputs may involve some judgment. Management believes its estimates of fair value are reasonable given its processes for obtaining securities prices from multiple independent third-party vendors, ensuring that valuation models are reviewed and validated, and applying its approach consistently from period to period. Unless quoted prices are available, money market instruments and securities purchased under resale agreements are reported at face value which approximates fair value.

Equity securities

Equity securities (including REITs) represent investments in companies in various industries and countries. Investments in public equity listed on securities exchanges are valued at the last reported sale price on the last business day of the fiscal year.

Commingled funds

Commingled funds are typically collective investment vehicles, such as trusts that are reported at NAV as provided by the investment manager or sponsor of the fund based on the valuation of underlying investments.

Private equity funds

Private equity funds include investments primarily in leveraged buyouts, growth capital, distressed investments and venture capital funds across North America, Europe and Asia in a variety of sectors. Many of these funds are in the investment phase of their life cycle. Private Equity investments do not have a readily determinable fair market value and are reported at NAV provided by the fund managers, taking into consideration the latest audited financial statements of the funds.

Private credit funds

Private credit funds include investments primarily in direct lending and opportunistic credit funds. Direct lending funds provide private financing to performing medium-size companies primarily owned by private equity sponsors. Opportunistic credit strategies (including distressed debt and multi-strategy funds) have flexible mandates to invest across both public and private markets globally. Private credit investments do not have a readily determinable fair market value and are reported at NAV provided by the fund managers, taking into consideration the latest audited financial statements of the funds.

Real estate funds (including infrastructure)

Real estate funds include investments in core real estate, non-core real estate investments (such as debt, value add, and opportunistic equity investments) and infrastructure. Real estate investments do not have a readily determinable fair market value and are reported at NAV provided by the fund managers, taking into consideration the latest audited financial statements of the funds.

Hedge funds

Hedge fund investments include those seeking to maximize absolute returns using a broad range of strategies to enhance returns and provide additional diversification. Hedge Funds include investments in equity, event driven, fixed income, multi strategy and macro relative value strategies. These investments do not have a readily determinable fair market value and are reported at NAV provided by external managers or fund administrators (based on the valuations of underlying investments) monthly, taking into consideration the latest audited financial statements of the funds.

Investments in hedge funds and commingled funds can typically be redeemed at NAV within the near term while investments in private equity and most real estate are inherently long term and illiquid in nature with a quarter lag in reporting by the fund managers. Since the reporting of those asset classes is done with a lag, management estimates are based on the latest available information considering underlying market fundamentals and significant events through the balance sheet date.

Investment in derivatives

Investment in derivatives such as equity or bond futures, TBA securities, swaps, options and currency forwards are used to achieve a variety of objectives that include hedging interest rates and currency risks, gaining desired market exposure of a security, an index or currency exposure and rebalancing the portfolio. Over-the-counter derivatives are reported using valuations based on discounted cash flow methods incorporating observable market inputs.

Estimated Future Benefit Payments

The following table shows the benefit payments expected to be paid in each of the next five years and subsequent five years. The expected benefit payments are based on the same assumptions used to measure the benefit obligation:

Table J9: Expected benefit payments

In millions of U.S. dollars

	SRP	RSBP	PEBP
July 1, 2022 - June 30, 2023	$1,052	$92	$71
July 1, 2023 - June 30, 2024	1,065	101	72
July 1, 2024 - June 30, 2025	1,093	109	75
July 1, 2025 - June 30, 2026	1,128	117	80
July 1, 2026 - June 30, 2027	1,168	126	85
July 1, 2027 - June 30, 2032	6,480	762	518

Expected Contributions

IBRD’s contribution to the SRP and RSBP varies from year to year, as determined by the PFC, which bases its judgment on the results of annual actuarial valuations of the assets and liabilities of the SRP and RSBP. The best estimate of the amount of contributions expected to be paid to the SRP and RSBP by IBRD and IDA during the fiscal year beginning July 1, 2022 is $139 million and $37 million, respectively.

NOTE K—ACCUMULATED OTHER COMPREHENSIVE INCOME

Comprehensive income consists of net income and other gains and losses affecting equity that, under U.S. GAAP, are excluded from net income. Other comprehensive income (loss) comprises currency translation adjustments on assets and liabilities denominated in euro; DVA on fair value elected liabilities; the cumulative effects of a change in accounting principle related to the implementation of U.S. GAAP requirements; and pension-related items. These items are presented in the Statement of Comprehensive Income.

The following tables present the changes in Accumulated Other Comprehensive Income (Loss):

Table K1: AOCI/AOCL changes

In millions of U.S. dollars

	2022
	Balance, beginning of the fiscal year	Changes in AOCI	Amounts reclassified into net income		Net Changes during the period	Balance, end of the fiscal year
Cumulative Translation Adjustments on functional currency	$359	$(1,149)	$—		$(1,149)	$(790)
DVA on Fair Value option elected liabilities	(218)	564	18		582	364
Unrecognized Net Actuarial (Losses) Gains on Benefit Plans	(1,640)	2,974	53	[a]	3,027	1,387
Unrecognized Prior Service (Costs) Credits on Benefit Plans	(66)	—	23	[a]	23	(43)

Total AOCI	$(1,565)	$2,389	$94		$2,483	$918

Table K1.1:

In millions of U.S. dollars

	2021
	Balance, beginning of the fiscal year	Changes in AOCL	Amounts reclassified into net income		Net Changes during the period	Balance, end of the fiscal year
Cumulative Translation Adjustments on functional currency	$(106)	$465	$—		$465	$359
DVA on Fair Value option elected liabilities	1,214	(1,377)	(55)		(1,432)	(218)
Unrecognized Net Actuarial (Losses) Gains on Benefit Plans	(6,745)	4,727	378	[a]	5,105	(1,640)
Unrecognized Prior Service (Costs) Credits on Benefit Plans	(89)	—	23	[a]	23	(66)

Total AOCL	$(5,726)	$3,815	$346		$4,161	$(1,565)

Table K1.2:

In millions of U.S. dollars

	2020
	Balance, beginning of the fiscal year	Changes in AOCL	Amounts reclassified into net income		Net Changes during the period	Balance, end of the fiscal year
Cumulative Translation Adjustments on functional currency	$(18)	$(88)	$—		$(88)	$(106)
DVA on Fair Value option elected liabilities	705	538	(29)		509	1,214
Unrecognized Net Actuarial (Losses) Gains on Benefit Plans	(3,678)	(3,239)	172	[a]	(3,067)	(6,745)
Unrecognized Prior Service (Costs) Credits on Benefit Plans	(112)	—	23	[a]	23	(89)

Total AOCL	$(3,103)	$(2,789)	$166		$(2,623)	$(5,726)

a.	See Note J—Pension and Other Post Retirement Benefits.

NOTE L—FAIR VALUE DISCLOSURES

Valuation Methods and Assumptions

As of June 30, 2022 and June 30, 2021, IBRD had no assets or liabilities measured at fair value on a non-recurring basis.

Due from Banks

The carrying amount of unrestricted and restricted currencies is considered a reasonable estimate of the fair value of these positions.

Loans and Loan commitments

There were no loans carried at fair value as of June 30, 2022 and June 30, 2021. IBRD’s loans and loan commitments would be classified as Level 3 within the fair value hierarchy.

Summarized below are the techniques applied in determining the fair values of IBRD’s financial instruments.

Investment securities

Investment securities are classified based on management’s intention on the date of purchase, their nature, and IBRD’s policies governing the level and use of such investments. As of June 30, 2022, all of the financial instruments in IBRD’s investment portfolio were classified as trading. These securities are carried and reported at fair value, or at face value or NAV, which approximates fair value. Where available, quoted market prices are used to determine the fair value of trading securities. Examples include most government and agency securities, mutual funds, exchange-traded equity securities and ABS securities.

For instruments for which market quotations are not available, fair values are determined using model-based valuation techniques, whether internally-generated or vendor-supplied, that include the standard discounted cash flow method using observable market inputs such as yield curves, credit spreads, and conditional prepayment rates. Where applicable, unobservable inputs such as conditional prepayment rates, probability of default and loss severity are used. Unless quoted prices are available, time deposits are reported at face value, which approximates fair value, as they are short term in nature.

Securities purchased under resale agreements, Securities sold under repurchase agreements, and Securities lent under securities lending agreements

These securities are of a short-term nature and reported at face value, which approximates fair value.

Discount notes and vanilla bonds

Discount notes and vanilla bonds issued by IBRD are valued using the standard discounted cash flow method which relies on observable market inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. Where available, quoted market prices are used to determine the fair value of short-term notes.

Structured bonds

Structured bonds issued by IBRD have coupon or repayment terms linked to the level or the performance of interest rates, foreign exchange rates, equity indices, catastrophic events or commodities. The fair value of the structured bonds is generally derived using the discounted cash flow method based on estimated future pay-offs determined by applicable models and computation of embedded optionality such as caps, floors and calls. A wide range of industry standard models such as one factor Hull-White, LIBOR Market Model and Black-Scholes are used depending on the specific structure. These models incorporate observable market inputs, such as yield curves, foreign exchange rates, basis spreads, funding spreads, interest rate volatilities, equity index volatilities and equity indices. Where applicable, the models also incorporate significant unobservable inputs such as correlations and long-dated interest rate volatilities. Generally, the movements in correlations are considered to be independent of movements in long-dated interest rate volatilities.

Derivative instruments

Derivative contracts include currency forward contracts, TBA securities, swaptions, exchange traded options and futures contracts, currency swaps and interest rate swaps. Currency swaps and interest rate swaps are either plain vanilla or structured. Currency forward contracts and plain vanilla currency and interest rate swaps are valued using the standard discounted cash flow methods using observable market inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. For structured currency and interest rate swaps, which primarily consist of callable swaps linked to interest rates, foreign exchange rates, and equity indices, valuation models and inputs similar to the ones applicable to structured bonds valuation are used. Where applicable, the models also incorporate significant unobservable inputs such as correlations and long-dated interest rate volatilities.

Valuation adjustments on fair value option elected liabilities

The DVA on fair value option elected liabilities is measured by revaluing each liability to determine the changes in fair value of that liability arising from changes in IBRD’s funding spread applicable to the relevant reference rate.

The table below presents IBRD’s estimates of fair value of its financial assets and liabilities along with their respective carrying amounts:

Table L1: Fair value and carrying amount of financial assets and liabilities

In millions of U.S. dollars

	June 30, 2022		June 30, 2021
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets
Due from banks	$479	$479	$2,347	$2,347
Investments-Trading (including Securities purchased under resale agreements)	81,820	81,820	87,904	87,904
Net loans outstanding	227,092	225,046	218,799	223,687
Derivative assets, net	804	804	3,355	3,355
Miscellaneous assets	55	55	50	50
Liabilities
Borrowings	235,173	235,173	260,076	260,076
Securities sold/lent under repurchase agreements/securities lending agreements and payable for cash collateral received	37	37	62	62
Derivative liabilities, net	20,041	20,041	1,222	1,222

As of June 30, 2022, IBRD’s signed loan commitments were $57 billion ($59.8 billion—June 30, 2021) and had a fair value of $0.6 billion ($2.6 billion—June 30, 2021).

The following tables present IBRD’s fair value hierarchy for assets and liabilities measured at fair value on a recurring basis. The fair value of alternative investments and certain equity investments measured using NAV per share as a practical expedient are included in the table below but excluded from the fair value hierarchy.

Table L2: Fair value hierarchy of IBRD’s assets and liabilities

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis
	June 30, 2022
	Level 1	Level 2	Level 3	Total
Assets:
Investments—Trading
Government and agency obligations	$14,140	$24,587	$—	$38,727
Time deposits	1,502	37,952	—	39,454
ABS	—	1,603	—	1,603
Alternative investments [a]	—	—	—	1,704
Equity securities	295	—	—	295

Total Investments—Trading	$15,937	$64,142	$—	$81,783
Securities purchased under resale agreements	$37	—	$—	37
Derivative Assets
Currency swaps [b]	$—	$4,870	$83	$4,953
Interest rate swaps	—	6,500	37	6,537
Other [c]	2	—	—	2

	$2	$11,370	$120	$11,492
Less:
Amounts subject to legally enforceable master netting agreements [e]				10,524
Cash collateral received				164

Derivative Assets, net				$804
Miscellaneous assets	$—	$55	$—	55
Liabilities:
Borrowings	$—	$231,241	$3,932	$235,173
Securities sold under repurchase agreements and securities lent under securities lending agreements [d]	—	37	—	37
Derivative Liabilities
Currency swaps [b]	—	10,978	462	11,440
Interest rate swaps	—	19,492	202	19,694
Other [c]	—	—	—	—

	$—	$30,470	$664	$31,134
Less:
Amounts subject to legally enforceable master netting agreements [f]				11,093

Derivative Liabilities, net				$20,041

a.	Investments at NAV related to PEBP holdings, not included in the fair value hierarchy.
b.	Includes currency forward contracts and structured swaps.
c.	These relate to swaptions, exchange traded options and futures contracts and TBA securities.
d.	Excludes $164 million relating to payable for cash collateral received.
e.	Includes $2 million CVA.
f.	Includes $571 million DVA.

Table L2.1

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis
	June 30, 2021
	Level 1	Level 2	Level 3	Total
Assets:
Investments—Trading
Government and agency obligations	$21,325	$27,305	$—	$48,630
Time deposits	839	34,621	—	35,460
ABS	—	1,710	—	1,710
Alternative investments [a]	—	—	—	1,352
Equity securities	414	—	—	414

Total Investments—Trading	$22,578	$63,636	$—	$87,566
Securities purchased under resale agreements	$63	275	$—	338
Derivative Assets
Currency swaps [b]	$—	$8,314	$375	$8,689
Interest rate swaps	—	9,820	241	10,061
Other[c]	—	—	—	—

	$—	$18,134	$616	$18,750
Less:
Amounts subject to legally enforceable master netting agreements [e]				12,124
Cash collateral received				3,271

Derivative Asset, net				$3,355
Miscellaneous assets	$—	$50	$—	50
Liabilities:
Borrowings	$—	$255,482	$4,594	$260,076
Securities sold under repurchase agreements and securities lent under securities lending agreements [d]	—	25	—	25
Derivative Liabilities
Currency swaps [b]	—	4,756	221	4,977
Interest rate swaps	—	8,309	62	8,371
Other [c]	1	—	—	1

	$1	$13,065	$283	$13,349
Less:
Amounts subject to legally enforceable master netting agreements [f]				12,127

Derivative Liabilities, net				$1,222

a.	Investments at NAV related to PEBP holdings, not included in the fair value hierarchy.
b.	Includes currency forward contracts and structured swaps.
c.	These relate to swaptions, exchange traded options and futures contracts and TBA securities.
d.	Excludes $3,308 million relating to payable for cash collateral received.
e.	Includes $18 million CVA.
f.	Includes $21 million DVA

IBRD’s Level 3 borrowings primarily relate to structured bonds. The fair value of these bonds is estimated using discounted cash flow valuation models that incorporate model parameters, observable market inputs, and unobservable inputs. The significant unobservable inputs used in the fair value measurement of structured bonds and swaps are correlations and long-dated market interest rate volatilities. Generally, the movements in correlations are considered to be independent of the movements in long-dated interest rate volatilities.

Correlation is the statistical measurement of the relationship between two variables. For contracts where the holder benefits from the convergence of the underlying index prices (e.g., interest rates and foreign exchange rates), an increase in correlation generally results in an increase in the fair value of the instrument. The magnitude and direction of the fair value adjustment will depend on whether the holder is short or long the option.

Interest rate volatility is the extent to which the level of interest rates changes over time. For purchased options, an increase in volatility will generally result in an increase in the fair value. In general, the volatility used to price the option depends on the maturity of the underlying instrument and the option strike price. In the fiscal years ended June 30, 2022, and June 30, 2021, the interest rate volatilities for certain currencies were extrapolated for certain tenors and, thus, are considered an unobservable input.

In certain instances, particularly for instruments with coupon or repayment terms linked to catastrophic events, management relies on instrument valuations supplied by external pricing vendors.

The following table provides a summary of the valuation technique applied in determining fair values of these Level 3 instruments and quantitative information regarding the significant unobservable inputs used. Level 3 instruments represent 2% of IBRD’s borrowings.

Table L3: Level 3 Borrowings and derivatives valuation technique and quantitative information regarding the significant unobservable inputs

In millions of U.S. dollars

Portfolio	Fair Value at June 30, 2022	Fair Value at June 30, 2021	Valuation Technique	Unobservable input	Range (average), June 30, 2022	Range (average), June 30, 2021
Borrowings	$3,932	$4,594	Discounted Cash Flow	Correlations	-18% to 99% (12%)	-14% to 92% (13%)
				Interest rate volatilities	61% to 77% (68%)	52% to 54% (53%)
Derivative assets/(liabilities)	$(544)	$333	Discounted Cash Flow	Correlations	-18% to 99% (12%)	-14% to 92% (13%)
				Interest rate volatilities	61% to 77% (68%)	52% to 54% (53%)

The table below provides the details of inter-level transfers between Level 2 and Level 3 that are due to changes in observable inputs.

Table L4: Borrowings and derivatives inter-level transfers

In millions of U.S. dollars

	2022		2021
	Level 2	Level 3	Level 2	Level 3
Borrowings
Transfer into (out of)	$—	$—	$63	$(63)
Transfer (out of) into	(195)	195	—	—

	$(195)	$195	$63	$(63)

Derivative assets, net
Transfer into (out of)	$24	$(24)	$9	$(9)
Transfer (out of) into	(28)	28	—	—

	(4)	4	9	(9)

Derivative liabilities, net
Transfer (into) out of	$—	$—	$(11)	$11
Transfer out of (into)	9	(9)	—	—

	9	(9)	(11)	11

Total Derivative Transfers, net	$5	$(5)	$(2)	$2

The following tables provide a summary of changes in the fair value of IBRD’s Level 3 borrowings and derivatives:

Table L5: Borrowings Level 3 changes

In millions of U.S. dollars

	2022	2021
Beginning of the fiscal year	$4,594	$5,347
Issuances	355	409
Settlements	(371)	(1,695)
Total realized/unrealized mark-to-market (gains) losses in:
Net income	(711)	512
Other comprehensive income	(130)	84
Transfers to/(from) Level 3, net	195	(63)

End of the fiscal year	$3,932	$4,594

Table L6: Derivatives Level 3 changes

In millions of U.S. dollars

	2022			2021
	Derivatives, Assets/(Liabilities)			Derivatives, Assets/(Liabilities)
	Currency Swaps	Interest Rate Swaps	Total	Currency Swaps	Interest Rate Swaps	Total
Beginning of the fiscal year	$154	$179	$333	$(153)	$(22)	$(175)
Issuances	—	(15)	(15)	2	1	3
Settlements	(1)	(73)	(74)	(23)	(2)	(25)
Total realized/unrealized mark-to-market (gains) losses in:
Net income	(435)	(256)	(691)	318	198	516
Other comprehensive income	(92)	—	(92)	8	4	12
Transfers to/(from) Level 3, net	(5)	—	(5)	2	—	2

End of the fiscal year	$(379)	$(165)	$(544)	$154	$179	$333

Information on the unrealized gains or losses included in the Statement of Income and Statement of Comprehensive Income relating to IBRD’s Level 3 borrowings and derivatives that are still held at the reporting dates, is presented in the following table:

Table L7: Unrealized gains or losses relating to IBRD’s Level 3 borrowings and derivatives

In millions of U.S. dollars

	2022	2021	2020
Reported as follows:
Borrowings
Net income (loss) [a]	$220	$(449)	$(35)
Other comprehensive income (loss) [b]	$130	$(92)	$129
Derivatives
Net income (loss) [a]	$(214)	$446	$91
Other comprehensive income (loss) [c]	$(97)	$25	$(41)

a.	Amounts are included in Unrealized mark-to-market gains (losses) on non-trading portfolios, net on the Statement of Income.
b.	Amounts are included in Currency translation adjustment on functional currency and Net Change in DVA on fair value option elected liabilities, on the Statement of Comprehensive Income.
c.	Amounts are included in Currency translation adjustment on functional currency, on the Statement of Comprehensive Income.

Table L8: Borrowings fair value and contractual principal balance

In millions of U.S. dollars

	Fair Value	Principal Amount Due Upon Maturity	Difference
June 30, 2022	$235,173	$256,753	$(21,580)
June 30, 2021	$260,076	$260,277	$(201)

The following table provides information on the changes in fair value due to the change in IBRD’s own credit risk for financial liabilities measured under the fair value option, included in the Statement of Comprehensive Income:

Table L9: Changes in fair value due to IBRD’s own credit risk

In millions of U.S. dollars

Unrealized mark-to-market gains/(losses) due to DVA on fair value option elected liabilities	2022	2021
DVA on Fair Value Option Elected Liabilities	$564	$(1,377)
Amounts reclassified to net income upon derecognition of a liability	18	(55)

Net change in DVA on Fair Value Option Elected Liabilities	$582	$(1,432)

The following table provides information on the cumulative changes in fair value due to the change in IBRD’s own credit risk for financial liabilities measured under the fair value option, as well as where those amounts are included on the Balance Sheet:

Table L10: Cumulative changes in fair value due to the change in IBRD’s own credit risk

In millions of U.S. dollars

DVA on fair value option elected liabilities- (loss) gain	June 30, 2022	June 30, 2021
Reported as:
Accumulated other comprehensive loss	$364	$(218)

Table L11: Unrealized mark-to-market gains or losses on Investments-Trading, and non-trading portfolios, net

In millions of U.S. dollars

	2022
	Realized gains (losses)	Unrealized gains (losses) excluding realized amounts [a]	Unrealized gains (losses)
Investments-Trading	$1,106	$(1,183)	$(77)

Non-trading portfolios, net
Loan related derivatives—Note F	6	5,988	5,994
Other asset/liability management derivatives, net	—	(3,392)	(3,392)
Borrowings, including related derivatives—Notes E and F	12	747	759 [b]
Client operations derivatives	—	8	8
Others, net	—	5	5

Total non-trading portfolios, net	$18	$3,356	$3,374

In millions of U.S. dollars

	2021
	Realized gains (losses)	Unrealized gains (losses) excluding realized amounts [a]	Unrealized gains (losses)
Investments-Trading	$(672)	$903	$231

Non-trading portfolios, net
Loan related derivatives—Note F	—	2,415	2,415
Other asset/liability management derivatives, net	—	(1,351)	(1,351)
Borrowings, including related derivatives—Notes E and F	14	140	154	[b]
Client operations derivatives	—	14	14

Total non-trading portfolios, net	$14	$1,218	$1,232

In millions of U.S. dollars

	2020
	Realized gains (losses)	Unrealized gains (losses) excluding realized amounts [a]	Unrealized gains (losses)
Investments-Trading	$517	$(324)	$193

Non-trading portfolios, net
Loan related derivatives—Note F	(14)	(1,957)	(1,971)
Other asset/liability management derivatives, net	—	1,204	1,204
Borrowings, including related derivatives—Notes E and F	146	(362)	(216	) [b]
Client operations derivatives	63	(22)	41

Total non-trading portfolios, net	$195	$(1,137)	$(942)

a.	Adjusted to exclude amounts reclassified to realized gains (losses).
b.

Includes $20,790 million of unrealized mark-to-market losses related to derivatives associated with borrowings (unrealized mark-to-market losses of $7,209 million—June 30, 2021, and unrealized mark-to-market gains of $5,478 million—June 30, 2020).

NOTE M—CONTINGENCIES

Due to the ongoing COVID-19 pandemic, IBRD faces additional credit, market and operational risks. The length and severity of the pandemic and the related developments, as well as the impact on the financial results and position of IBRD in future periods cannot be reasonably estimated at this point in time and continues to evolve. IBRD continues to monitor the developments and to manage the risks associated with its various portfolios within existing financial policies and limits.

From time to time, IBRD may be named as a defendant or co-defendant in legal actions on different grounds in various jurisdictions. The outcome of any existing legal action, in which IBRD has been named as a defendant or co-defendant, as of and for the fiscal year ended June 30, 2022, is not expected to have a material adverse effect on IBRD’s financial position, results of operations or cash flows.

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01 2022 through June 30 2022	Page 1 of 9

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

New Borrowings

United States Dollars

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220503 WB	372445	USD	33,211,000.00	33,211,000.00	5-Apr-22	5-Apr-22	3-May-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220531 WB	387373	USD	130,000,000.00	130,000,000.00	25-Apr-22	3-May-22	31-May-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220613 WB	372446	USD	50,000,000.00	50,000,000.00	5-Apr-22	5-Apr-22	13-Jun-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220613 WB	373060	USD	50,000,000.00	50,000,000.00	6-Apr-22	6-Apr-22	13-Jun-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220613 WB	373065	USD	50,000,000.00	50,000,000.00	6-Apr-22	6-Apr-22	13-Jun-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220613 WB	373066	USD	150,000,000.00	150,000,000.00	6-Apr-22	6-Apr-22	13-Jun-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220613 WB	373067	USD	100,000,000.00	100,000,000.00	6-Apr-22	7-Apr-22	13-Jun-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220614 WB	406788	USD	32,000,000.00	32,000,000.00	18-May-22	18-May-22	14-Jun-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220615 WB	373062	USD	100,000,000.00	100,000,000.00	6-Apr-22	7-Apr-22	15-Jun-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220615 WB	373063	USD	50,000,000.00	50,000,000.00	6-Apr-22	7-Apr-22	15-Jun-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220616 WB	373059	USD	50,000,000.00	50,000,000.00	6-Apr-22	6-Apr-22	16-Jun-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220616 WB	373061	USD	50,000,000.00	50,000,000.00	6-Apr-22	7-Apr-22	16-Jun-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220616 WB	373068	USD	7,000,000.00	7,000,000.00	6-Apr-22	7-Apr-22	16-Jun-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220623 WB	373064	USD	50,000,000.00	50,000,000.00	6-Apr-22	7-Apr-22	23-Jun-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220624 WB	406787	USD	150,000,000.00	150,000,000.00	18-May-22	18-May-22	24-Jun-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220624 WB	407791	USD	150,000,000.00	150,000,000.00	19-May-22	19-May-22	24-Jun-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220624 WB	407796	USD	100,000,000.00	100,000,000.00	19-May-22	19-May-22	24-Jun-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220624 WB	408873	USD	100,000,000.00	100,000,000.00	20-May-22	20-May-22	24-Jun-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220624 WB	408874	USD	50,000,000.00	50,000,000.00	20-May-22	20-May-22	24-Jun-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220624 WB	409721	USD	100,000,000.00	100,000,000.00	23-May-22	23-May-22	24-Jun-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220624 WB	410866	USD	100,000,000.00	100,000,000.00	24-May-22	24-May-22	24-Jun-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220627 WB	409719	USD	250,000,000.00	250,000,000.00	23-May-22	23-May-22	27-Jun-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220627 WB	410867	USD	100,000,000.00	100,000,000.00	24-May-22	24-May-22	27-Jun-22

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01 2022 through June 30 2022	Page 2 of 9

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220629 WB	414060	USD	100,000,000.00	100,000,000.00	27-May-22	27-May-22	29-Jun-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220630 WB	411675	USD	90,000,000.00	90,000,000.00	25-May-22	1-Jun-22	30-Jun-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220701 WB	410864	USD	50,000,000.00	50,000,000.00	24-May-22	25-May-22	1-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220701 WB	410870	USD	2,100,000.00	2,100,000.00	24-May-22	26-May-22	1-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220701 WB	414057	USD	50,000,000.00	50,000,000.00	27-May-22	27-May-22	1-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220701 WB	414058	USD	50,000,000.00	50,000,000.00	27-May-22	27-May-22	1-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220701 WB	414059	USD	100,000,000.00	100,000,000.00	27-May-22	27-May-22	1-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220705 WB	387989	USD	100,000,000.00	100,000,000.00	26-Apr-22	27-Apr-22	5-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220705 WB	387990	USD	50,000,000.00	50,000,000.00	26-Apr-22	26-Apr-22	5-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220705 WB	407793	USD	14,815,000.00	14,815,000.00	19-May-22	19-May-22	5-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220705 WB	409720	USD	100,000,000.00	100,000,000.00	23-May-22	23-May-22	5-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220707 WB	398762	USD	30,000,000.00	30,000,000.00	10-May-22	11-May-22	7-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220711 WB	418231	USD	100,000,000.00	100,000,000.00	3-Jun-22	3-Jun-22	11-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220714 WB	425852	USD	25,000,000.00	25,000,000.00	14-Jun-22	15-Jun-22	14-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220715 WB	387988	USD	100,000,000.00	100,000,000.00	26-Apr-22	27-Apr-22	15-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220715 WB	406047	USD	300,000,000.00	300,000,000.00	17-May-22	17-May-22	15-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220715 WB	406049	USD	200,000,000.00	200,000,000.00	17-May-22	17-May-22	15-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220718 WB	410860	USD	50,000,000.00	50,000,000.00	24-May-22	24-May-22	18-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220718 WB	411670	USD	50,000,000.00	50,000,000.00	25-May-22	25-May-22	18-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220718 WB	411678	USD	100,000,000.00	100,000,000.00	25-May-22	26-May-22	18-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220718 WB	415434	USD	100,000,000.00	100,000,000.00	31-May-22	31-May-22	18-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220718 WB	426612	USD	50,000,000.00	50,000,000.00	15-Jun-22	15-Jun-22	18-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220719 WB	410865	USD	33,256,000.00	33,256,000.00	24-May-22	24-May-22	19-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220719 WB	415436	USD	50,000,000.00	50,000,000.00	31-May-22	31-May-22	19-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220719 WB	425145	USD	109,230,000.00	109,230,000.00	13-Jun-22	14-Jun-22	19-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220720 WB	415433	USD	25,000,000.00	25,000,000.00	31-May-22	31-May-22	20-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220722 WB	410859	USD	100,000,000.00	100,000,000.00	24-May-22	24-May-22	22-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220722 WB	415435	USD	100,000,000.00	100,000,000.00	31-May-22	31-May-22	22-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220725 WB	389682	USD	11,500,000.00	11,500,000.00	28-Apr-22	28-Apr-22	25-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220725 WB	397553	USD	50,000,000.00	50,000,000.00	9-May-22	9-May-22	25-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220725 WB	406042	USD	100,000,000.00	100,000,000.00	17-May-22	17-May-22	25-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220725 WB	406045	USD	50,000,000.00	50,000,000.00	17-May-22	17-May-22	25-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220725 WB	407799	USD	100,000,000.00	100,000,000.00	19-May-22	19-May-22	25-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220725 WB	411674	USD	100,000,000.00	100,000,000.00	25-May-22	25-May-22	25-Jul-22

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01 2022 through June 30 2022	Page 3 of 9

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220726 WB	397558	USD	100,000,000.00	100,000,000.00	9-May-22	9-May-22	26-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220726 WB	411671	USD	50,000,000.00	50,000,000.00	25-May-22	25-May-22	26-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220726 WB	411676	USD	10,000,000.00	10,000,000.00	25-May-22	25-May-22	26-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220727 WB	407798	USD	95,000,000.00	95,000,000.00	19-May-22	19-May-22	27-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220727 WB	411677	USD	50,000,000.00	50,000,000.00	25-May-22	25-May-22	27-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220729 WB	397561	USD	10,000,000.00	10,000,000.00	9-May-22	9-May-22	29-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220729 WB	406043	USD	100,000,000.00	100,000,000.00	17-May-22	17-May-22	29-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220729 WB	411679	USD	25,000,000.00	25,000,000.00	25-May-22	25-May-22	29-Jul-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220801 WB	387991	USD	50,000,000.00	50,000,000.00	26-Apr-22	26-Apr-22	1-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220801 WB	387994	USD	50,000,000.00	50,000,000.00	26-Apr-22	27-Apr-22	1-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220801 WB	397557	USD	50,000,000.00	50,000,000.00	9-May-22	10-May-22	1-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220801 WB	410863	USD	7,413,000.00	7,413,000.00	24-May-22	25-May-22	1-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220801 WB	415432	USD	50,000,000.00	50,000,000.00	31-May-22	1-Jun-22	1-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220801 WB	416553	USD	5,000,000.00	5,000,000.00	1-Jun-22	1-Jun-22	1-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220801 WB	417542	USD	65,000,000.00	65,000,000.00	2-Jun-22	2-Jun-22	1-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220802 WB	414063	USD	100,000,000.00	100,000,000.00	27-May-22	27-May-22	2-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220802 WB	425846	USD	33,309,000.00	33,309,000.00	14-Jun-22	14-Jun-22	2-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220805 WB	415437	USD	150,000,000.00	150,000,000.00	31-May-22	31-May-22	5-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220808 WB	372447	USD	100,000,000.00	100,000,000.00	5-Apr-22	5-Apr-22	8-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220808 WB	397556	USD	15,500,000.00	15,500,000.00	9-May-22	9-May-22	8-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220808 WB	397560	USD	16,480,000.00	16,480,000.00	9-May-22	9-May-22	8-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220808 WB	406039	USD	50,000,000.00	50,000,000.00	17-May-22	17-May-22	8-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220808 WB	406046	USD	50,000,000.00	50,000,000.00	17-May-22	18-May-22	8-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220808 WB	406048	USD	5,000,000.00	5,000,000.00	17-May-22	18-May-22	8-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220808 WB	406786	USD	100,000,000.00	100,000,000.00	18-May-22	18-May-22	8-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220808 WB	406789	USD	300,000,000.00	300,000,000.00	18-May-22	19-May-22	8-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220808 WB	407792	USD	100,000,000.00	100,000,000.00	19-May-22	19-May-22	8-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220808 WB	407797	USD	20,000,000.00	20,000,000.00	19-May-22	19-May-22	8-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220810 WB	418229	USD	10,000,000.00	10,000,000.00	3-Jun-22	3-Jun-22	10-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220812 WB	410861	USD	20,000,000.00	20,000,000.00	24-May-22	24-May-22	12-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220815 WB	406037	USD	150,000,000.00	150,000,000.00	17-May-22	18-May-22	15-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220815 WB	407795	USD	50,000,000.00	50,000,000.00	19-May-22	20-May-22	15-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220815 WB	410871	USD	100,000,000.00	100,000,000.00	24-May-22	25-May-22	15-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220815 WB	411672	USD	100,000,000.00	100,000,000.00	25-May-22	25-May-22	15-Aug-22

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01 2022 through June 30 2022	Page 4 of 9

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220815 WB	414062	USD	100,000,000.00	100,000,000.00	27-May-22	27-May-22	15-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220816 WB	417544	USD	50,000,000.00	50,000,000.00	2-Jun-22	2-Jun-22	16-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220817 WB	408875	USD	50,000,000.00	50,000,000.00	20-May-22	23-May-22	17-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220817 WB	414061	USD	50,000,000.00	50,000,000.00	27-May-22	27-May-22	17-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220822 WB	449172	USD	35,000,000.00	35,000,000.00	21-Jun-22	21-Jun-22	22-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220824 WB	449174	USD	100,000,000.00	100,000,000.00	21-Jun-22	21-Jun-22	24-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220825 WB	417540	USD	100,000,000.00	100,000,000.00	2-Jun-22	2-Jun-22	25-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220825 WB	417541	USD	20,000,000.00	20,000,000.00	2-Jun-22	2-Jun-22	25-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220826 WB	449173	USD	25,000,000.00	25,000,000.00	21-Jun-22	21-Jun-22	26-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220829 WB	406036	USD	50,000,000.00	50,000,000.00	17-May-22	17-May-22	29-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220829 WB	406038	USD	50,000,000.00	50,000,000.00	17-May-22	17-May-22	29-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220830 WB	407794	USD	50,000,000.00	50,000,000.00	19-May-22	24-May-22	30-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220830 WB	426605	USD	50,000,000.00	50,000,000.00	15-Jun-22	15-Jun-22	30-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220830 WB	427534	USD	20,000,000.00	20,000,000.00	16-Jun-22	16-Jun-22	30-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220831 WB	418230	USD	6,000,000.00	6,000,000.00	3-Jun-22	3-Jun-22	31-Aug-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220902 WB	406040	USD	100,000,000.00	100,000,000.00	17-May-22	17-May-22	2-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220902 WB	417543	USD	155,000,000.00	155,000,000.00	2-Jun-22	2-Jun-22	2-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220906 WB	427529	USD	34,000,000.00	34,000,000.00	16-Jun-22	16-Jun-22	6-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220906 WB	427531	USD	46,000,000.00	46,000,000.00	16-Jun-22	16-Jun-22	6-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220906 WB	427533	USD	27,000,000.00	27,000,000.00	16-Jun-22	16-Jun-22	6-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220906 WB	427537	USD	250,000,000.00	250,000,000.00	16-Jun-22	17-Jun-22	6-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220906 WB	427540	USD	50,000,000.00	50,000,000.00	16-Jun-22	16-Jun-22	6-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220907 WB	427542	USD	25,000,000.00	25,000,000.00	16-Jun-22	17-Jun-22	7-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220909 WB	372448	USD	100,000,000.00	100,000,000.00	5-Apr-22	5-Apr-22	9-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220912 WB	415431	USD	20,000,000.00	20,000,000.00	31-May-22	31-May-22	12-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220912 WB	421882	USD	3,000,000.00	3,000,000.00	7-Jun-22	8-Jun-22	12-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220912 WB	421883	USD	15,000,000.00	15,000,000.00	7-Jun-22	8-Jun-22	12-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220912 WB	427536	USD	100,000,000.00	100,000,000.00	16-Jun-22	16-Jun-22	12-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220914 WB	416545	USD	50,000,000.00	50,000,000.00	1-Jun-22	2-Jun-22	14-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220915 WB	369619	USD	50,000,000.00	50,000,000.00	1-Apr-22	4-Apr-22	15-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220915 WB	370825	USD	100,000,000.00	100,000,000.00	4-Apr-22	5-Apr-22	15-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220915 WB	411673	USD	100,000,000.00	100,000,000.00	25-May-22	25-May-22	15-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220915 WB	419515	USD	2,000,000.00	2,000,000.00	6-Jun-22	6-Jun-22	15-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220915 WB	421889	USD	25,000,000.00	25,000,000.00	7-Jun-22	7-Jun-22	15-Sep-22

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01 2022 through June 30 2022	Page 5 of 9

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220915 WB	427524	USD	75,000,000.00	75,000,000.00	16-Jun-22	16-Jun-22	15-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220915 WB	427525	USD	200,000,000.00	200,000,000.00	16-Jun-22	17-Jun-22	15-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220919 WB	397555	USD	50,000,000.00	50,000,000.00	9-May-22	10-May-22	19-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220919 WB	398759	USD	50,000,000.00	50,000,000.00	10-May-22	10-May-22	19-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220919 WB	425125	USD	50,000,000.00	50,000,000.00	13-Jun-22	13-Jun-22	19-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220919 WB	426606	USD	250,000,000.00	250,000,000.00	15-Jun-22	16-Jun-22	19-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220920 WB	417539	USD	50,000,000.00	50,000,000.00	2-Jun-22	6-Jun-22	20-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220920 WB	425131	USD	20,000,000.00	20,000,000.00	13-Jun-22	14-Jun-22	20-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220922 WB	425124	USD	50,000,000.00	50,000,000.00	13-Jun-22	13-Jun-22	22-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220922 WB	426608	USD	100,000,000.00	100,000,000.00	15-Jun-22	16-Jun-22	22-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220923 WB	377449	USD	30,000,000.00	30,000,000.00	14-Apr-22	14-Apr-22	23-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220926 WB	370827	USD	100,000,000.00	100,000,000.00	4-Apr-22	4-Apr-22	26-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220927 WB	377450	USD	30,000,000.00	30,000,000.00	14-Apr-22	14-Apr-22	27-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220928 WB	370828	USD	100,000,000.00	100,000,000.00	4-Apr-22	4-Apr-22	28-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220928 WB	377448	USD	100,000,000.00	100,000,000.00	14-Apr-22	14-Apr-22	28-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220928 WB	388912	USD	25,000,000.00	25,000,000.00	27-Apr-22	28-Apr-22	28-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220929 WB	369621	USD	9,200,000.00	9,200,000.00	1-Apr-22	1-Apr-22	29-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220929 WB	388911	USD	30,000,000.00	30,000,000.00	27-Apr-22	27-Apr-22	29-Sep-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221007 WB	369620	USD	100,000,000.00	100,000,000.00	1-Apr-22	1-Apr-22	7-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221011 WB	383959	USD	100,000,000.00	100,000,000.00	19-Apr-22	19-Apr-22	11-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221011 WB	387992	USD	100,000,000.00	100,000,000.00	26-Apr-22	26-Apr-22	11-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221017 WB	388910	USD	100,000,000.00	100,000,000.00	27-Apr-22	28-Apr-22	17-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221017 WB	398760	USD	100,000,000.00	100,000,000.00	10-May-22	10-May-22	17-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221017 WB	407800	USD	100,000,000.00	100,000,000.00	19-May-22	19-May-22	17-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221019 WB	398758	USD	25,000,000.00	25,000,000.00	10-May-22	13-May-22	19-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221020 WB	421880	USD	50,000,000.00	50,000,000.00	7-Jun-22	7-Jun-22	20-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221024 WB	375899	USD	100,000,000.00	100,000,000.00	12-Apr-22	12-Apr-22	24-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221025 WB	427535	USD	40,000,000.00	40,000,000.00	16-Jun-22	16-Jun-22	25-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221027 WB	377447	USD	100,000,000.00	100,000,000.00	14-Apr-22	14-Apr-22	27-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221031 WB	397554	USD	300,000,000.00	300,000,000.00	9-May-22	9-May-22	31-Oct-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221101 WB	375900	USD	100,000,000.00	100,000,000.00	12-Apr-22	12-Apr-22	1-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221101 WB	383961	USD	100,000,000.00	100,000,000.00	19-Apr-22	19-Apr-22	1-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221102 WB	416546	USD	50,000,000.00	50,000,000.00	1-Jun-22	3-Jun-22	2-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221104 WB	421879	USD	100,000,000.00	100,000,000.00	7-Jun-22	7-Jun-22	4-Nov-22

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01 2022 through June 30 2022	Page 6 of 9

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221109 WB	425132	USD	100,000,000.00	100,000,000.00	13-Jun-22	13-Jun-22	9-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221125 WB	421881	USD	50,000,000.00	50,000,000.00	7-Jun-22	7-Jun-22	25-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221128 WB	406041	USD	50,000,000.00	50,000,000.00	17-May-22	18-May-22	28-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221129 WB	398761	USD	100,000,000.00	100,000,000.00	10-May-22	10-May-22	29-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221130 WB	370829	USD	5,000,000.00	5,000,000.00	4-Apr-22	6-Apr-22	30-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221130 WB	426607	USD	150,000,000.00	150,000,000.00	15-Jun-22	16-Jun-22	30-Nov-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221201 WB	406050	USD	50,000,000.00	50,000,000.00	17-May-22	17-May-22	1-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221205 WB	426611	USD	100,000,000.00	100,000,000.00	15-Jun-22	15-Jun-22	5-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221207 WB	449176	USD	100,000,000.00	100,000,000.00	21-Jun-22	21-Jun-22	7-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221212 WB	425130	USD	100,000,000.00	100,000,000.00	13-Jun-22	13-Jun-22	12-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221212 WB	425847	USD	100,000,000.00	100,000,000.00	14-Jun-22	15-Jun-22	12-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221212 WB	427539	USD	100,000,000.00	100,000,000.00	16-Jun-22	16-Jun-22	12-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221223 WB	425849	USD	100,000,000.00	100,000,000.00	14-Jun-22	15-Jun-22	23-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221223 WB	426610	USD	100,000,000.00	100,000,000.00	15-Jun-22	15-Jun-22	23-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221223 WB	427538	USD	100,000,000.00	100,000,000.00	16-Jun-22	16-Jun-22	23-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20221227 WB	406790	USD	50,000,000.00	50,000,000.00	18-May-22	18-May-22	27-Dec-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20230103 WB	449171	USD	100,000,000.00	100,000,000.00	21-Jun-22	21-Jun-22	3-Jan-23

Sub-total New Borrowings				13,178,014,000.00	13,178,014,000.00

Total New Borrowings					13,178,014,000.00

Maturing Borrowings

United States Dollars

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220401 WB	216711	USD	(150,000,000.00)	(150,000,000.00)	3-Sep-21	9-Sep-21	1-Apr-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220401 WB	221248	USD	(100,000,000.00)	(100,000,000.00)	13-Sep-21	14-Sep-21	1-Apr-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220401 WB	221253	USD	(100,000,000.00)	(100,000,000.00)	13-Sep-21	14-Sep-21	1-Apr-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220401 WB	221989	USD	(200,000,000.00)	(200,000,000.00)	14-Sep-21	16-Sep-21	1-Apr-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220401 WB	236462	USD	(150,000,000.00)	(150,000,000.00)	1-Oct-21	5-Oct-21	1-Apr-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220401 WB	238421	USD	(100,000,000.00)	(100,000,000.00)	5-Oct-21	7-Oct-21	1-Apr-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220401 WB	239046	USD	(100,000,000.00)	(100,000,000.00)	6-Oct-21	7-Oct-21	1-Apr-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220404 WB	347934	USD	(150,000,000.00)	(150,000,000.00)	1-Mar-22	3-Mar-22	4-Apr-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220404 WB	347936	USD	(30,000,000.00)	(30,000,000.00)	1-Mar-22	3-Mar-22	4-Apr-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220406 WB	288417	USD	(50,000,000.00)	(50,000,000.00)	6-Dec-21	6-Dec-21	6-Apr-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220406 WB	347937	USD	(25,000,000.00)	(25,000,000.00)	1-Mar-22	3-Mar-22	6-Apr-22

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01 2022 through June 30 2022	Page 7 of 9

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220406 WB	347938	USD	(100,000,000.00)	(100,000,000.00)	1-Mar-22	1-Mar-22	6-Apr-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220406 WB	347939	USD	(200,000,000.00)	(200,000,000.00)	1-Mar-22	2-Mar-22	6-Apr-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220408 WB	304041	USD	(50,000,000.00)	(50,000,000.00)	22-Dec-21	22-Dec-21	8-Apr-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220408 WB	347942	USD	(50,000,000.00)	(50,000,000.00)	1-Mar-22	2-Mar-22	8-Apr-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220408 WB	347943	USD	(100,000,000.00)	(100,000,000.00)	1-Mar-22	2-Mar-22	8-Apr-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220411 WB	294134	USD	(50,000,000.00)	(50,000,000.00)	16-Dec-21	16-Dec-21	11-Apr-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220411 WB	348660	USD	(100,000,000.00)	(100,000,000.00)	2-Mar-22	2-Mar-22	11-Apr-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220411 WB	348662	USD	(20,000,000.00)	(20,000,000.00)	2-Mar-22	2-Mar-22	11-Apr-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220413 WB	348664	USD	(100,000,000.00)	(100,000,000.00)	2-Mar-22	2-Mar-22	13-Apr-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220414 WB	135526	USD	(100,000,000.00)	(100,000,000.00)	12-May-21	13-May-21	14-Apr-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220415 WB	284016	USD	(150,000,000.00)	(150,000,000.00)	29-Nov-21	1-Dec-21	15-Apr-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220415 WB	288908	USD	(250,000,000.00)	(250,000,000.00)	7-Dec-21	8-Dec-21	15-Apr-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220418 WB	286753	USD	(100,000,000.00)	(100,000,000.00)	3-Dec-21	3-Dec-21	18-Apr-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220418 WB	294124	USD	(75,000,000.00)	(75,000,000.00)	16-Dec-21	16-Dec-21	18-Apr-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220418 WB	348663	USD	(75,000,000.00)	(75,000,000.00)	2-Mar-22	2-Mar-22	18-Apr-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220422 WB	186026	USD	(6,000,000.00)	(6,000,000.00)	20-Jul-21	22-Jul-21	22-Apr-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220425 WB	288416	USD	(75,000,000.00)	(75,000,000.00)	6-Dec-21	6-Dec-21	25-Apr-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220425 WB	288903	USD	(50,000,000.00)	(50,000,000.00)	7-Dec-21	7-Dec-21	25-Apr-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220425 WB	291779	USD	(200,000,000.00)	(200,000,000.00)	13-Dec-21	17-Dec-21	25-Apr-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220426 WB	288418	USD	(91,000,000.00)	(91,000,000.00)	6-Dec-21	6-Dec-21	26-Apr-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220429 WB	186029	USD	(970,000.00)	(970,000.00)	20-Jul-21	22-Jul-21	29-Apr-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220429 WB	288423	USD	(40,000,000.00)	(40,000,000.00)	6-Dec-21	6-Dec-21	29-Apr-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220429 WB	292268	USD	(100,000,000.00)	(100,000,000.00)	14-Dec-21	17-Dec-21	29-Apr-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220429 WB	292272	USD	(25,000,000.00)	(25,000,000.00)	14-Dec-21	17-Dec-21	29-Apr-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220429 WB	366109	USD	(130,000,000.00)	(130,000,000.00)	28-Mar-22	1-Apr-22	29-Apr-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220429 WB	368945	USD	(20,000,000.00)	(20,000,000.00)	31-Mar-22	1-Apr-22	29-Apr-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220502 WB	238419	USD	(100,000,000.00)	(100,000,000.00)	5-Oct-21	5-Oct-21	2-May-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220502 WB	288905	USD	(125,000,000.00)	(125,000,000.00)	7-Dec-21	7-Dec-21	2-May-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220502 WB	288906	USD	(100,000,000.00)	(100,000,000.00)	7-Dec-21	8-Dec-21	2-May-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220502 WB	289791	USD	(150,000,000.00)	(150,000,000.00)	8-Dec-21	8-Dec-21	2-May-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220502 WB	366106	USD	(100,000,000.00)	(100,000,000.00)	28-Mar-22	28-Mar-22	2-May-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220503 WB	372445	USD	(33,211,000.00)	(33,211,000.00)	5-Apr-22	5-Apr-22	3-May-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220506 WB	309897	USD	(60,000,000.00)	(60,000,000.00)	4-Jan-22	7-Jan-22	6-May-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220509 WB	284017	USD	(60,000,000.00)	(60,000,000.00)	29-Nov-21	1-Dec-21	9-May-22

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01 2022 through June 30 2022	Page 8 of 9

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220513 WB	291789	USD	(20,000,000.00)	(20,000,000.00)	13-Dec-21	13-Dec-21	13-May-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220516 WB	288424	USD	(50,000,000.00)	(50,000,000.00)	6-Dec-21	7-Dec-21	16-May-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220516 WB	291786	USD	(88,000,000.00)	(88,000,000.00)	13-Dec-21	13-Dec-21	16-May-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220516 WB	294135	USD	(100,000,000.00)	(100,000,000.00)	16-Dec-21	17-Dec-21	16-May-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220516 WB	329949	USD	(50,000,000.00)	(50,000,000.00)	3-Feb-22	3-Feb-22	16-May-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220517 WB	292271	USD	(100,000,000.00)	(100,000,000.00)	14-Dec-21	15-Dec-21	17-May-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220517 WB	313564	USD	(150,000,000.00)	(150,000,000.00)	11-Jan-22	11-Jan-22	17-May-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220520 WB	291791	USD	(20,000,000.00)	(20,000,000.00)	13-Dec-21	13-Dec-21	20-May-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220523 WB	343479	USD	(100,000,000.00)	(100,000,000.00)	22-Feb-22	22-Feb-22	23-May-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220523 WB	346901	USD	(50,000,000.00)	(50,000,000.00)	28-Feb-22	28-Feb-22	23-May-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220527 WB	289792	USD	(100,000,000.00)	(100,000,000.00)	8-Dec-21	9-Dec-21	27-May-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220527 WB	291792	USD	(20,000,000.00)	(20,000,000.00)	13-Dec-21	13-Dec-21	27-May-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220531 WB	368283	USD	(85,000,000.00)	(85,000,000.00)	30-Mar-22	30-Mar-22	31-May-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220531 WB	387373	USD	(130,000,000.00)	(130,000,000.00)	25-Apr-22	3-May-22	31-May-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220601 WB	233355	USD	(100,000,000.00)	(100,000,000.00)	27-Sep-21	28-Sep-21	1-Jun-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220601 WB	233356	USD	(100,000,000.00)	(100,000,000.00)	27-Sep-21	28-Sep-21	1-Jun-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220601 WB	260589	USD	(100,000,000.00)	(100,000,000.00)	26-Oct-21	26-Oct-21	1-Jun-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220601 WB	291783	USD	(100,000,000.00)	(100,000,000.00)	13-Dec-21	13-Dec-21	1-Jun-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220601 WB	368282	USD	(50,000,000.00)	(50,000,000.00)	30-Mar-22	30-Mar-22	1-Jun-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220603 WB	324461	USD	(52,500,000.00)	(52,500,000.00)	25-Jan-22	27-Jan-22	3-Jun-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220606 WB	346902	USD	(200,000,000.00)	(200,000,000.00)	28-Feb-22	1-Mar-22	6-Jun-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220606 WB	347935	USD	(150,000,000.00)	(150,000,000.00)	1-Mar-22	3-Mar-22	6-Jun-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220606 WB	347941	USD	(50,000,000.00)	(50,000,000.00)	1-Mar-22	2-Mar-22	6-Jun-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220608 WB	347940	USD	(50,000,000.00)	(50,000,000.00)	1-Mar-22	2-Mar-22	8-Jun-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220610 WB	290472	USD	(30,000,000.00)	(30,000,000.00)	9-Dec-21	10-Dec-21	10-Jun-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220610 WB	324462	USD	(50,000,000.00)	(50,000,000.00)	25-Jan-22	27-Jan-22	10-Jun-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220613 WB	329962	USD	(50,000,000.00)	(50,000,000.00)	3-Feb-22	4-Feb-22	13-Jun-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220613 WB	372446	USD	(50,000,000.00)	(50,000,000.00)	5-Apr-22	5-Apr-22	13-Jun-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220613 WB	373060	USD	(50,000,000.00)	(50,000,000.00)	6-Apr-22	6-Apr-22	13-Jun-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220613 WB	373065	USD	(50,000,000.00)	(50,000,000.00)	6-Apr-22	6-Apr-22	13-Jun-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220613 WB	373066	USD	(150,000,000.00)	(150,000,000.00)	6-Apr-22	6-Apr-22	13-Jun-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220613 WB	373067	USD	(100,000,000.00)	(100,000,000.00)	6-Apr-22	7-Apr-22	13-Jun-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220614 WB	406788	USD	(32,000,000.00)	(32,000,000.00)	18-May-22	18-May-22	14-Jun-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220615 WB	294132	USD	(200,000,000.00)	(200,000,000.00)	16-Dec-21	17-Dec-21	15-Jun-22

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Short Term April 01 2022 through June 30 2022	Page 9 of 9

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220615 WB	346914	USD	(30,000,000.00)	(30,000,000.00)	28-Feb-22	28-Feb-22	15-Jun-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220615 WB	373062	USD	(100,000,000.00)	(100,000,000.00)	6-Apr-22	7-Apr-22	15-Jun-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220615 WB	373063	USD	(50,000,000.00)	(50,000,000.00)	6-Apr-22	7-Apr-22	15-Jun-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220616 WB	373059	USD	(50,000,000.00)	(50,000,000.00)	6-Apr-22	6-Apr-22	16-Jun-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220616 WB	373061	USD	(50,000,000.00)	(50,000,000.00)	6-Apr-22	7-Apr-22	16-Jun-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220616 WB	373068	USD	(7,000,000.00)	(7,000,000.00)	6-Apr-22	7-Apr-22	16-Jun-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220617 WB	290474	USD	(25,000,000.00)	(25,000,000.00)	9-Dec-21	10-Dec-21	17-Jun-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220617 WB	291784	USD	(25,000,000.00)	(25,000,000.00)	13-Dec-21	14-Dec-21	17-Jun-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220623 WB	373064	USD	(50,000,000.00)	(50,000,000.00)	6-Apr-22	7-Apr-22	23-Jun-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220624 WB	290473	USD	(30,000,000.00)	(30,000,000.00)	9-Dec-21	10-Dec-21	24-Jun-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220624 WB	406787	USD	(150,000,000.00)	(150,000,000.00)	18-May-22	18-May-22	24-Jun-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220624 WB	407791	USD	(150,000,000.00)	(150,000,000.00)	19-May-22	19-May-22	24-Jun-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220624 WB	407796	USD	(100,000,000.00)	(100,000,000.00)	19-May-22	19-May-22	24-Jun-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220624 WB	408873	USD	(100,000,000.00)	(100,000,000.00)	20-May-22	20-May-22	24-Jun-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220624 WB	408874	USD	(50,000,000.00)	(50,000,000.00)	20-May-22	20-May-22	24-Jun-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220624 WB	409721	USD	(100,000,000.00)	(100,000,000.00)	23-May-22	23-May-22	24-Jun-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220624 WB	410866	USD	(100,000,000.00)	(100,000,000.00)	24-May-22	24-May-22	24-Jun-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220627 WB	313561	USD	(50,000,000.00)	(50,000,000.00)	11-Jan-22	11-Jan-22	27-Jun-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220627 WB	409719	USD	(250,000,000.00)	(250,000,000.00)	23-May-22	23-May-22	27-Jun-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220627 WB	410867	USD	(100,000,000.00)	(100,000,000.00)	24-May-22	24-May-22	27-Jun-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220629 WB	414060	USD	(100,000,000.00)	(100,000,000.00)	27-May-22	27-May-22	29-Jun-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220630 WB	329954	USD	(89,000,000.00)	(89,000,000.00)	3-Feb-22	4-Feb-22	30-Jun-22

	DIN/SELL USD/IBRD/NULL/IBRDUS 0 20220630 WB	411675	USD	(90,000,000.00)	(90,000,000.00)	25-May-22	1-Jun-22	30-Jun-22

Sub-total Maturing Borrowings				(8,764,681,000.00)	(8,764,681,000.00)

Total Maturing Borrowings					(8,764,681,000.00)

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium & Long Term April 01 2022 through June 30 2022	Page 1 of 6

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

New Borrowings

Australian Dollars

	BOND/SELL AUD/IBRD/PV MTN Core (Non-Retail)/0430AUD03.28	373745	AUD	516,000,000.00	385,942,200.00	7-Apr-22	26-Apr-22	26-Apr-30

Sub-total New Borrowings				516,000,000.00	385,942,200.00

Brazilian Real

	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non-Retail)/0537BRL00.00	400747	BRL	250,000,000.00	48,688,336.22	13-May-22	26-May-22	26-May-37

Sub-total New Borrowings				250,000,000.00	48,688,336.22

Swiss Francs

	BOND/SELL CHF/IBRD/PV MTN Core (Non-Retail)/0525CHF0.32	397562	CHF	10,000,000.00	10,072,522.16	9-May-22	18-May-22	18-May-25

Sub-total New Borrowings				10,000,000.00	10,072,522.16

Chilean Pesos

	BOND/SELL CLP/IBRD/PV MTN Non-Core (Non-Retail)/0426CLP06.25	377452	CLP	20,000,000,000.00	24,818,514.61	14-Apr-22	27-Apr-22	27-Apr-26

Sub-total New Borrowings				20,000,000,000.00	24,818,514.61

Chinese Yuan

	BOND/SELL CNY/IBRD/PV MTN Non-Core (Non-Retail)/0129CNH02.25	385599	CNY	225,000,000.00	34,891,835.31	21-Apr-22	28-Apr-22	19-Jan-29

	BOND/SELL CNY/IBRD/PV MTN Non-Core (Non-Retail)/0425CNH03.25	384866	CNY	1,000,000,000.00	155,990,422.19	20-Apr-22	28-Apr-22	28-Apr-25

Sub-total New Borrowings				1,225,000,000.00	190,882,257.50

Euro

	BOND/SELL EUR/IBRD/Callable MTN Core (Non-Retail)/0437EURSTR	385601	EUR	21,000,000.00	22,891,050.00	21-Apr-22	28-Apr-22	28-Apr-37

	BOND/SELL EUR/IBRD/Callable MTN Core (Non-Retail)/0537EURSTR	385604	EUR	100,000,000.00	109,005,000.00	21-Apr-22	5-May-22	5-May-37

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium & Long Term April 01 2022 through June 30 2022	Page 2 of 6

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	BOND/SELL EUR/IBRD/Callable MTN Core (Non-Retail)/0537EURSTR02	393713	EUR	20,000,000.00	21,062,000.00	4-May-22	12-May-22	12-May-37

	BOND/SELL EUR/IBRD/Callable MTN Core (Non-Retail)/0542EURSTR	375903	EUR	25,000,000.00	27,163,750.00	12-Apr-22	5-May-22	5-May-42

	BOND/SELL EUR/IBRD/Callable MTN Core (Non-Retail)/0542EURSTR01	375905	EUR	25,000,000.00	27,163,750.00	12-Apr-22	5-May-22	5-May-42

	BOND/SELL EUR/IBRD/Callable MTN Core (Non-Retail)/0552EURSTR	391351	EUR	25,000,000.00	26,412,500.00	29-Apr-22	24-May-22	24-May-52

	BOND/SELL EUR/IBRD/Callable MTN Core (Non-Retail)/0626EURSTR	414067	EUR	20,000,000.00	21,398,000.00	27-May-22	10-Jun-22	10-Jun-26

	BOND/SELL EUR/IBRD/Callable MTN Core (Non-Retail)/0626EURSTR02	424308	EUR	20,300,000.00	21,504,805.00	10-Jun-22	24-Jun-22	24-Jun-26

	BOND/SELL EUR/IBRD/Callable MTN Core (Non-Retail)/0627EURSTR	406793	EUR	30,000,000.00	31,552,500.00	18-May-22	1-Jun-22	1-Jun-27

	BOND/SELL EUR/IBRD/Callable MTN Core (Non-Retail)/0627EURSTR02	410868	EUR	30,000,000.00	32,127,000.00	24-May-22	1-Jun-22	1-Jun-27

	BOND/SELL EUR/IBRD/Callable MTN Core (Non-Retail)/0642EURSTR	415450	EUR	10,500,000.00	11,231,325.00	31-May-22	10-Jun-22	10-Jun-42

Sub-total New Borrowings				326,800,000.00	351,511,680.00

Indonesian Rupiah

	BOND/SELL IDR/IBRD/PV MTN Non-Core (Non-Retail)/0226IDR04.60	373748	IDR	370,000,000,000.00	25,771,400.71	6-Apr-22	13-Apr-22	9-Feb-26

Sub-total New Borrowings				370,000,000,000.00	25,771,400.71

Mexican Peso

	BOND/SELL MXN/IBRD/PV MTN Non-Core (Non-Retail)/0127MXN07.25	372450	MXN	500,000,000.00	25,229,780.22	5-Apr-22	12-Apr-22	21-Jan-27

Sub-total New Borrowings				500,000,000.00	25,229,780.22

Norwegian Kroner

	BOND/SELL NOK/IBRD/PV BM/0437NOK02.6425	372449	NOK	1,000,000,000.00	114,864,632.03	5-Apr-22	13-Apr-22	13-Apr-37

Sub-total New Borrowings				1,000,000,000.00	114,864,632.03

Philippine Pesos

	BOND/SELL PHP/IBRD/PV MTN Non-Core (Non-Retail)/0427PHP04.75	375907	PHP	2,750,000,000.00	52,779,057.27	12-Apr-22	22-Apr-22	22-Apr-27

Sub-total New Borrowings				2,750,000,000.00	52,779,057.27

United States Dollars

	BOND/SELL USD/IBRD/Callable MTN Core (Non-Retail)/1224USDSTR04	418233	USD	25,000,000.00	25,000,000.00	3-Jun-22	27-Jun-22	27-Dec-24

	BOND/SELL USD/IBRD/PV MTN Core (Non-Retail)/0537USDFRN	401466	USD	100,000,000.00	100,000,000.00	12-May-22	19-May-22	19-May-37

	BOND/SELL USD/IBRD/PV MTN Core (Non-Retail)/0632USD2.962	416551	USD	100,000,000.00	100,000,000.00	1-Jun-22	17-Jun-22	17-Jun-32

Sub-total New Borrowings				225,000,000.00	225,000,000.00

Total New Borrowings					1,455,560,380.73

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium & Long Term April 01 2022 through June 30 2022	Page 3 of 6

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date
Maturing Borrowings
Brazilian Real

	BOND/SELL BRL/IBRD/PV MTN Non-Core (Non-Retail)/0522BRL05.05	5636	BRL	(860,000.00)	(180,906.00)	9-May-19	29-May-19	31-May-22

Sub-total Maturing Borrowings				(860,000.00)	(180,906.00)

Euro

	BOND/SELL EUR/IBRD/PV MTN Core (Non-Retail)/0422EUR01.006	4667	EUR	(16,000,000.00)	(17,384,800.00)	26-Mar-13	12-Apr-13	12-Apr-22

	BOND/SELL EUR/IBRD/PV MTN Core (Non-Retail)/0522EUR01.325	4622	EUR	(30,000,000.00)	(32,089,500.00)	16-May-12	31-May-12	31-May-22

	BOND/SELL EUR/IBRD/PV MTN Core (Non-Retail)/0522EUR01.60	4621	EUR	(30,000,000.00)	(31,996,500.00)	2-May-12	25-May-12	25-May-22

	BOND/SELL EUR/IBRD/PV MTN Core (Non-Retail)/0622EUR01.156	4626	EUR	(24,400,000.00)	(25,668,800.00)	12-Jun-12	22-Jun-12	22-Jun-22

	BOND/SELL EUR/IBRD/PV MTN Core (Non-Retail)/0622EUR0.257	4750	EUR	(40,000,000.00)	(42,904,000.00)	20-May-15	4-Jun-15	6-Jun-22

Sub-total Maturing Borrowings				(140,400,000.00)	(150,043,600.00)

Hong Kong Dollars

	BOND/SELL HKD/IBRD/PV MTN Non-Core (Non-Retail)/0422HKD01.87	5049	HKD	(1,550,000,000.00)	(197,774,715.46)	29-Mar-17	7-Apr-17	7-Apr-22

Sub-total Maturing Borrowings				(1,550,000,000.00)	(197,774,715.46)

Indonesian Rupiah

	BOND/SELL IDR/IBRD/PV MTN Non-Core (Non-Retail)/0422IDR05.90	5603	IDR	(11,850,000,000.00)	(822,288.53)	1-Apr-19	25-Apr-19	26-Apr-22

	BOND/SELL IDR/IBRD/PV MTN Non-Core (Non-Retail)/0522IDR05.25	5613	IDR	(25,000,000,000.00)	(1,705,611.46)	5-Apr-19	23-May-19	24-May-22

	BOND/SELL IDR/IBRD/PV MTN Non-Core (Non-Retail)/0522IDR06.10	5637	IDR	(7,300,000,000.00)	(500,651.53)	9-May-19	29-May-19	31-May-22

	BOND/SELL IDR/IBRD/PV MTN Non-Core (Non-Retail)/0622IDR05.25	5638	IDR	(26,000,000,000.00)	(1,756,460.06)	9-May-19	26-Jun-19	27-Jun-22

	BOND/SELL IDR/IBRD/Japanese Retail (Uridashi)/0622IDR00.00	5693	IDR	(20,000,000,000.00)	(1,350,256.55)	1-Jul-19	12-Jul-19	21-Jun-22

	BOND/SELL IDR/IBRD/PV MTN Non-Core (Non-Retail)/0622IDR00.00	5674	IDR	(20,000,000,000.00)	(1,350,256.55)	10-Jun-19	20-Jun-19	21-Jun-22

Sub-total Maturing Borrowings				(110,150,000,000.00)	(7,485,524.68)

Indian Rupees

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0422INR04.75	5614	INR	(100,000,000.00)	(1,303,653.49)	8-Apr-19	25-Apr-19	25-Apr-22

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0422INR04.88	5604	INR	(21,900,000.00)	(285,500.11)	1-Apr-19	24-Apr-19	25-Apr-22

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0422INR04.90	5071	INR	(9,900,000.00)	(129,326.39)	21-Apr-17	28-Apr-17	19-Apr-22

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0422INR04.90	5078	INR	(300,000,000.00)	(3,918,981.59)	9-May-17	16-May-17	19-Apr-22

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0422INR04.90	5081	INR	(300,000,000.00)	(3,918,981.59)	18-May-17	25-May-17	19-Apr-22

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0422INR05.30	5045	INR	(1,573,000,000.00)	(20,543,427.87)	24-Mar-17	27-Apr-17	26-Apr-22

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium & Long Term April 01 2022 through June 30 2022	Page 4 of 6

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0522INR05.25	5639	INR	(13,600,000.00)	(175,080.73)	9-May-19	29-May-19	31-May-22

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0622INR05.04	5085	INR	(172,500,000.00)	(2,222,465.58)	23-May-17	6-Jun-17	6-Jun-22

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0622INR05.32	5070	INR	(1,005,700,000.00)	(12,975,016.29)	21-Apr-17	30-May-17	1-Jun-22

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0622INR00.00	5366	INR	(110,000,000.00)	(1,392,255.26)	4-Jun-18	28-Jun-18	29-Jun-22

	BOND/SELL INR/IBRD/PV MTN Non-Core (Non-Retail)/0622INR00.00A	5640	INR	(238,500,000.00)	(3,072,800.24)	9-May-19	6-Jun-19	6-Jun-22

Sub-total Maturing Borrowings				(3,845,100,000.00)	(49,937,489.15)

Korean Won

	BOND/SELL KRW/IBRD/PV MTN Non-Core (Non-Retail)/0622KRW00.25	5672	KRW	(10,600,000,000.00)	(8,178,539.05)	7-Jun-19	24-Jun-19	24-Jun-22

Sub-total Maturing Borrowings				(10,600,000,000.00)	(8,178,539.05)

Mexican Peso

	BOND/SELL MXN/IBRD/PV MTN Non-Core (Non-Retail)/0422MXN07.16	5586	MXN	(1,131,100,000.00)	(55,319,846.14)	15-Mar-19	25-Apr-19	25-Apr-22

Sub-total Maturing Borrowings				(1,131,100,000.00)	(55,319,846.14)

Russian Ruble

	BOND/SELL RUB/IBRD/PV MTN Non-Core (Non-Retail)/0619RUB06.14	5653	RUB	(5,115,050,000.00)	(95,832,318.50)	22-May-19	27-Jun-19	27-Jun-22

Sub-total Maturing Borrowings				(5,115,050,000.00)	(95,832,318.50)

Singapore Dollars

	BOND/SELL SGD/IBRD/PV MTN Non-Core (Non-Retail)/0422SGD02.01	4737	SGD	(500,000,000.00)	(366,555,478.17)	2-Apr-15	13-Apr-15	13-Apr-22

Sub-total Maturing Borrowings				(500,000,000.00)	(366,555,478.17)

United States Dollars

	BOND/SELL USD/IBRD/Putable (Non-Retail)/0422USDSTR03	5064	USD	(300,000,000.00)	(300,000,000.00)	17-Apr-17	20-Apr-17	14-Apr-22

	BOND/SELL USD/IBRD/Putable (Non-Retail)/0522USDSTR03	5338	USD	(262,500,000.00)	(262,500,000.00)	1-May-18	4-May-18	3-May-22

	BOND/SELL USD/IBRD/PV MTN Core (Non-Retail)/0422USD01.93	5067	USD	(22,000,000.00)	(22,000,000.00)	20-Apr-17	27-Apr-17	27-Apr-22

	BOND/SELL USD/IBRD/PV MTN Core (Non-Retail)/0422USD02.00	5057	USD	(300,000,000.00)	(300,000,000.00)	5-Apr-17	12-Apr-17	12-Apr-22

	BOND/SELL USD/IBRD/PV MTN Core (Non-Retail)/0422USD02.00A	5059	USD	(25,000,000.00)	(25,000,000.00)	7-Apr-17	19-Apr-17	19-Apr-22

	BOND/SELL USD/IBRD/PV MTN Core (Non-Retail)/0422USDFRN	5058	USD	(50,000,000.00)	(50,000,000.00)	5-Apr-17	12-Apr-17	12-Apr-22

	BOND/SELL USD/IBRD/PV MTN Core (Non-Retail)/0422USDFRN01	5066	USD	(400,000,000.00)	(400,000,000.00)	19-Apr-17	26-Apr-17	26-Apr-22

	BOND/SELL USD/IBRD/PV MTN Core (Non-Retail)/0522USD01.524	4639	USD	(38,000,000.00)	(38,000,000.00)	26-Sep-12	11-Oct-12	11-May-22

	BOND/SELL USD/IBRD/PV MTN Core (Non-Retail)/0522USD01.58	4642	USD	(38,000,000.00)	(38,000,000.00)	10-Oct-12	26-Oct-12	26-May-22

	BOND/SELL USD/IBRD/Other Structures (Non-Retail)/0422USDSTR	6181	USD	(10,000,000.00)	(10,000,000.00)	10-Mar-15	10-Apr-15	11-Apr-22

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium & Long Term April 01 2022 through June 30 2022	Page 5 of 6

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	BOND/SELL USD/IBRD/Other Structures (Non-Retail)/0422USDSTR01	6182	USD	(40,000,000.00)	(40,000,000.00)	17-Mar-15	10-Apr-15	11-Apr-22

	BOND/SELL USD/IBRD/Other Structures (Non-Retail)/0522USDSTR01	6183	USD	(10,000,000.00)	(10,000,000.00)	16-Apr-15	30-Apr-15	3-May-22

Sub-total Maturing Borrowings				(1,495,500,000.00)	(1,495,500,000.00)

South African Rand

	BOND/SELL ZAR/IBRD/PV MTN Non-Core (Non-Retail)/0422ZAR00.002	4512	ZAR	(40,045,000.00)	(2,742,770.65)	1-Apr-97	1-Apr-97	1-Apr-22

	BOND/SELL ZAR/IBRD/PV MTN Non-Core (Non-Retail)/0422ZAR00.002	4513	ZAR	(2,000,000,000.00)	(136,984,424.87)	1-Apr-97	1-Apr-97	1-Apr-22

Sub-total Maturing Borrowings				(2,040,045,000.00)	(139,727,195.52)

Total Maturing Borrowings					(2,566,535,612.67)

Early Retirement

Australian Dollars

	BOND/BUY AUD/IBRD/PV MTN Core (Non-Retail)/1035AUD01.30	399411	AUD	(150,000,000.00)	(105,120,000.00)	11-May-22	19-May-22	22-Oct-35

Sub-total Early Retirement				(150,000,000.00)	(105,120,000.00)

Pounds Sterling

	BOND/BUY GBP/IBRD/PV MTN Core (Non-Retail)/0523GBPFRN	367650	GBP	(15,000,000.00)	(19,689,000.00)	29-Mar-22	5-Apr-22	22-May-23

Sub-total Early Retirement				(15,000,000.00)	(19,689,000.00)

Japanese Yen

	BOND/BUY JPY/IBRD/TARN (Non-Retail)/0637JPYSTR26	4554	JPY	(550,000,000.00)	(4,049,924.52)	29-May-07	18-Jun-07	19-Jun-37

Sub-total Early Retirement				(550,000,000.00)	(4,049,924.52)

Mexican Peso

	BOND/BUY MXN/IBRD/PV MTN Non-Core (Non-Retail)/0123MXN05.42	398764	MXN	(152,000,000.00)	(7,612,656.04)	10-May-22	17-May-22	27-Jan-23

Sub-total Early Retirement				(152,000,000.00)	(7,612,656.04)

New Zealand Dollars

	BOND/BUY NZD/IBRD/PV MTN Core (Non-Retail)/0936NZD02.41	387987	NZD	(141,000,000.00)	(90,691,200.00)	26-Apr-22	6-May-22	30-Sep-36

Sub-total Early Retirement				(141,000,000.00)	(90,691,200.00)

Russian Ruble

	BOND/BUY RUB/IBRD/PV MTN Non-Core (Non-Retail)/0125RUB05.00	425848	RUB	(160,000,000.00)	(3,007,518.80)	14-Jun-22	22-Jun-22	28-Jan-25

International Bank for Reconstruction and Development SEC Report - Changes in Borrowings Medium & Long Term April 01 2022 through June 30 2022	Page 6 of 6

Borrowing Type	Description	Trade Id	Currency	Currency Amount	US$ Equivalent	Trade Date	Settlement Date	Maturity Date

	BOND/BUY RUB/IBRD/PV MTN Non-Core (Non-Retail)/0619RUB06.14	424311	RUB	(124,950,000.00)	(2,209,549.07)	10-Jun-22	17-Jun-22	27-Jun-22

	BOND/BUY RUB/IBRD/PV MTN Non-Core (Non-Retail)/0625RUB04.00	375150	RUB	(390,000,000.00)	(4,837,209.30)	11-Apr-22	20-Apr-22	9-Jun-25

	BOND/BUY RUB/IBRD/PV MTN Non-Core (Non-Retail)/1024RUB05.40	368284	RUB	(980,000,000.00)	(12,330,921.67)	30-Mar-22	8-Apr-22	22-Oct-24

	BOND/BUY RUB/IBRD/PV MTN Non-Core (Non-Retail)/1024RUB05.40	384868	RUB	(970,000,000.00)	(13,037,459.17)	20-Apr-22	27-Apr-22	22-Oct-24

	BOND/BUY RUB/IBRD/PV MTN Non-Core (Non-Retail)/1122RUB06.75	411691	RUB	(500,000,000.00)	(8,166,598.61)	25-May-22	1-Jun-22	14-Nov-22

	BOND/BUY RUB/IBRD/PV MTN Non-Core (Non-Retail)/1122RUB06.75	411693	RUB	(331,000,000.00)	(5,406,288.28)	25-May-22	1-Jun-22	14-Nov-22

	BOND/BUY RUB/IBRD/PV MTN Non-Core (Non-Retail)/1122RUB06.75	411689	RUB	(1,000,000,000.00)	(16,333,197.22)	25-May-22	1-Jun-22	14-Nov-22

	BOND/BUY RUB/IBRD/PV MTN Non-Core (Non-Retail)/0531RUB00.00	375913	RUB	(3,400,000,000.00)	(42,170,542.64)	12-Apr-22	20-Apr-22	6-May-31

Sub-total Early Retirement				(7,855,950,000.00)	(107,499,284.77)

United States Dollars

	BOND/BUY USD/IBRD/Other Structures (Non-Retail)/0526USDSTR01	421890	USD	(17,000,000.00)	(17,000,000.00)	7-Jun-22	15-Jun-22	31-May-26

	BOND/BUY USD/IBRD/Other Structures (Non-Retail)/0526USDSTR01	426614	USD	(27,860,000.00)	(27,860,000.00)	15-Jun-22	23-Jun-22	31-May-26

	BOND/BUY USD/IBRD/Putable (Non-Retail)/0627USDSTR	416555	USD	(79,000,000.00)	(79,000,000.00)	1-Jun-22	9-Jun-22	9-Jun-27

	BOND/BUY USD/IBRD/Putable (Non-Retail)/0423USDSTR04	432641	USD	(150,591,000.00)	(150,591,000.00)	17-Jun-22	27-Jun-22	7-Apr-23

Sub-total Early Retirement				(274,451,000.00)	(274,451,000.00)

South African Rand

	BOND/BUY ZAR/IBRD/PV MTN Non-Core (Non-Retail)/0226ZAR05.31	368286	ZAR	(342,000,000.00)	(23,341,841.96)	30-Mar-22	6-Apr-22	5-Feb-26

Sub-total Early Retirement				(342,000,000.00)	(23,341,841.96)

Total Early Retirement					(632,454,907.29)